QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 2, 2005

Registration No. 333-125166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to the
FORM S-1
REGISTRATION STATEMENT
Under the Securities Act of 1933

COMSTOCK HOMEBUILDING COMPANIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	1531 (Primary Standard Industrial Classification Code Number)	20-1164345 (I.R.S. Employer Identification Number)

11465 Sunset Hills Road, Suite 510
Reston, Virginia 20190
(703) 883-1700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Christopher Clemente
Chief Executive Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road, 5th Floor
Reston, Virginia 20190
(703) 883-1700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Stephen A. Riddick, Esq. Jason T. Simon, Esq. Greenberg Traurig, LLP 800 Connecticut Avenue, N.W. Suite 500 Washington, D.C. 20006 (202) 331-3100	Randall S. Parks, Esq. Ronald J. Lieberman, Esq. Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219 (804) 788-8200

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Offering Price(1)	Amount of Registration Fee

Class A common stock, par value $0.01 per share	3,340,750	$23.71	$79,209,183	$9,323(2)

(1)
Includes 435,750 shares that the underwriters have the option to purchase from the selling stockholders, which may include Christopher Clemente, our Chairman and Chief Executive Officer to cover over-allotments, if any. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933.

(2)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 3, 2005

Preliminary Prospectus

2,905,000 Shares

Comstock Homebuilding Companies, Inc.

Class A Common Stock

        Comstock Homebuilding Companies, Inc. and the selling stockholders are offering 2,255,000 shares and 650,000 shares, respectively, of Class A common stock.

        Our Class A common stock is quoted on the Nasdaq National Market under the symbol "CHCI." The last reported sale price of our Class A common stock on the Nasdaq National Market on June 1, 2005 was $24.15.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page     .

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to Comstock Homebuilding Companies, Inc., before expenses	$	$

Offering proceeds to the selling stockholders	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        The selling stockholders, which may include Christopher Clemente, our Chairman and Chief Executive Officer, have granted the underwriters the right to purchase up to 435,750 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                        , 2005.

Banc of America Securities LLC	BB&T Capital Markets

Robert W. Baird & Co.	Ferris, Baker Watts
Incorporated

                       , 2005.

SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read the following summary together with the more detailed information regarding us, the common stock being sold in this offering and our combined consolidated financial statements, including the notes to those statements, appearing elsewhere in this prospectus.

  When we refer to:

  •
  the "Consolidation," we are referring to the restructuring of our corporate organization completed on December 17, 2004;

  •
  the "Company," "we," "us" or "our," for periods prior to the completion of the Consolidation, we are referring to Comstock Holding Company, Inc., Comstock Homes, Inc., Sunset Investment Corp., Inc. and Comstock Service Corp., Inc., and as of the completion of the Consolidation and thereafter, we are referring to Comstock Homebuilding Companies, Inc., together in each case with our subsidiaries and any predecessor entities unless the context suggests otherwise;

  •
  the "Predecessor," we are referring to Comstock Holding Company, Inc., Comstock Homes, Inc. and Sunset Investment Corp., Inc., in each case together with their respective subsidiaries as they existed prior to the Consolidation;

  •
  "Comstock Service," we are referring to Comstock Service, Inc. as it existed prior to the Consolidation;

  •
  "homes," we are referring to single-family homes, townhouses and condominium units;

  •
  the "Washington, D.C. market," we are referring to the Washington, D.C. Primary Metropolitan Statistical Area, as defined by the U.S. Census Bureau, which includes the District of Columbia, 17 counties and cities in northern Virginia, five counties in Maryland and the surrounding areas and Berkeley and Jefferson counties in the eastern panhandle of West Virginia;

  •
  the "Raleigh, North Carolina market," we are referring to the six counties included in the Raleigh-Durham-Chapel Hill, North Carolina Metropolitan Statistical Area, as defined by the U.S. Census Bureau;

  •
  "orders" or "sales," we are referring to fully executed contracts with buyers of our homes, excluding contracts that were executed and cancelled;

  •
  "settlements" or "deliveries," we are referring to the transfer of title of a home to a buyer; and

  •
  "backlog," we are referring to orders for homes for which there has not yet been a settlement.
  Our backlog equals total orders less total deliveries.

Our Business

        We are a production home builder that has substantial experience building a diverse range of homes from single-family homes to townhouses and mixed-use condominium developments in both high density and urban infill areas as well as suburban communities. We focus on geographic areas, products and price points where we believe there is significant demand for new housing and high profit potential. We currently operate in the Washington, D.C. and Raleigh, North Carolina markets where we target a diverse range of buyers, including first-time, early move-up, secondary move-up, empty nester move-down and active adult home buyers. We believe that these demographics represent a significant and stable segment of home buyers in our markets. Since our founding in 1985, we have built and delivered over 2,650 homes valued at over $625 million.

        Over the past several years we have successfully expanded our business model to include the development of land for our home building operations as a complement to the purchase of finished building lots developed by others. In addition, we have recently expanded into the development, redevelopment and construction of residential high-rise and mid-rise condominium complexes. We are currently experiencing the benefits of these expansions. For the three months ended March 31, 2005, our revenue and operating income increased over the same period in 2004 by 60.7% and 103.2%, respectively. The book value of our real estate held for development and sale has increased by $106.9 million from $104.3 million at December 31, 2004, to $211.2 million at March 31, 2005. On March 31, 2005, our backlog was $248.3 million.

Our Markets

        We operate in the Washington, D.C. and Raleigh, North Carolina markets. We believe that in the home building industry, local economic trends and influences have a more significant impact on supply and demand, and therefore on profitability, than national economic trends and influences. While national economic indicators are influential, they may not show a direct correlation to the performance of a home builder in a particular market. According to the National Association of Home Builders, the Washington, D.C. and Raleigh, North Carolina metropolitan areas are both ranked in the top 25 housing markets in the country, based upon total residential building permits issued in 2004.

        Washington, D.C. Market. Our current and anticipated projects for the Washington, D.C. market are in Arlington, Culpeper, Fairfax, Fauquier, Loudoun, Prince William and Stafford counties in Virginia, Anne Arundel, Frederick, Howard, Montgomery and Prince Georges counties in Maryland and in the District of Columbia. The Washington, D.C. metropolitan area has typically experienced strong population and economic growth. The strength of this employment market and the stability and resilience of the local economy result in part from the size of the federal government workforce. The presence of the federal government historically has served as a buffer for the local economy against market downturns in the private sector. The Washington, D.C. new home buying market is characterized by strong demand and a limited supply of available housing inventory. Demand in the Washington, D.C. area is strong because of a low unemployment rate and relatively high household incomes, among other factors. The supply of new homes in the market has been constrained in part by slow-growth and environmental preservation initiatives in many counties in the metropolitan area. According to the Bureau of Labor Statistics in 2003, the Washington, D.C. market is also characterized by a large professional and business services sector, such as legal, consulting and lobbying services, that employs about 21.7% of the metropolitan workforce. According to the U.S. Department of Commerce, the Washington, D.C. market enjoyed the second highest median household income among metropolitan areas in the country in 2004—63% above the national median household income.

        Raleigh, North Carolina Market. Our current and anticipated projects for the Raleigh, North Carolina market are in Durham, Franklin, Johnston and Wake counties, which includes the city of Raleigh. From 1990 to 2000, the Raleigh, North Carolina market was the 12th fastest growing metropolitan area in the United States and was the second fastest growing area in the Southeast in terms of population growth, according to the U.S. Census Bureau. The area experienced population growth of 38.9% during that period, according to the U.S. Census Bureau. Similar to the Washington, D.C. market, the local economy in the Raleigh, North Carolina market is relatively stable and less sensitive to national economic trends because of large public sector employment. Raleigh is the state capital of North Carolina. According to the Bureau of Labor Statistics, the state and local governments constitute 18.3% of the area's aggregate employment. The area is home to Research Triangle Park, a public/private, planned research park containing over nine million square feet of office space, and the headquarters of many technology and research companies. Duke University, the University of North Carolina-Chapel Hill and North Carolina State University are also located in the Raleigh, North Carolina market. According to the U.S. Department of Commerce, the Raleigh, North Carolina market ranked 40th among 361 metropolitan areas in 2003 in terms of per capita income, or 106.8% of the national per capita income.

Our Growth Strategy

        Our business strategy is to focus on geographic areas, products and price points where we believe there is significant demand for new housing and high profit potential. Our strategy has the following key elements:

        Build in and expand within the strong growth markets in which we currently operate. We plan to maintain and expand our business in the Washington, D.C. and Raleigh, North Carolina markets to capitalize on their robust economies and continued population growth.

        Acquire and develop a high-margin land inventory. We believe that our market knowledge and experience in land entitlement and development enable us to successfully identify attractive land acquisition opportunities, efficiently manage the process of obtaining development rights and maximize land value.

        Create opportunities in areas overlooked by our competitors. We believe that our townhouse and condominium products, along with our substantial experience in dealing with both the market and regulatory requirements of urban mixed-use developments, enable us to identify and create value in land parcels often overlooked by larger production home builders.

        Focus on a broad segment of the home buying market. Our single-family homes, townhouses and condominiums are designed and priced to appeal to a wide segment of the home buying market, including first-time, early move-up, secondary move-up, empty nester move-down and active adult home buyers.

        Expand into selected new geographic markets within our region. We intend to expand into selected new geographic markets in the eastern United States through both start-up operations and acquisitions of other home builders that have strategic land positions, strong local management teams and sound operating principles.

        Expand into the growing active adult market. We expect the large and aging baby boom population in the United States to fuel growth in the active adult market of the home building industry, and we believe that we are well positioned to take advantage of this growing market.

        Maximize our economies of scale. As a production home builder, we are able to realize economies of scale in the purchase of raw materials, supplies, manufactured inputs and labor.

Our Company

        We were incorporated in May 2004. Our business was started in 1985 by Christopher Clemente, our Chairman and Chief Executive Officer, as a residential land developer and home builder focused on the upscale home market in the Northern Virginia suburbs of Washington, D.C. Prior to our initial public offering in December 2004, we operated our business through four primary holding companies. In connection with our initial public offering, these primary holding companies were consolidated and merged into Comstock Homebuilding Companies, Inc.

        Our principal executive offices are located at 11465 Sunset Hills Road, 5th Floor, Reston, Virginia 20190, and our telephone number is (703) 883-1700. Our Web site is www.comstockhomebuilding.com. Information contained on our Web site does not constitute a part of this prospectus.

The Offering

Class A common stock offered by us	2,255,000 shares
Class A common stock offered by the selling stockholders	650,000 shares
Class A common stock to be outstanding after this offering	11,415,837 shares
Class B common stock to be outstanding after this offering	2,733,500 shares
Voting and conversion rights
Our Class A and Class B common stock generally have identical rights, except for voting and conversion rights. The holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to 15 votes per share. Holders of Class A common stock have no conversion rights. Holders of Class B common stock may convert some or all of their shares into the same number of shares of Class A common stock at any time. Under certain circumstances, a share of Class B common stock may automatically convert into a share of Class A common stock. For more information, please see "Description of Capital Stock" on page .
Use of proceeds
We intend to use the net proceeds of the sale of shares of Class A common stock by us in this offering for general corporate purposes, including working capital, and to fund new projects and acquisitions of assets and/or companies. We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Nasdaq National Market symbol for Class A common stock	CHCI

Except as otherwise noted, the number of shares to be outstanding after this offering excludes:

  •
  107,143 shares of Class A common stock issuable upon the exercise of outstanding options, none of which are exercisable prior to December 31, 2006;

  •
  1,170,000 shares of Class A common stock reserved for future issuance under our equity incentive plan; and

  •
  198,675 shares of Class A common stock reserved for future issuance under our employee stock purchase plan.

Except as otherwise noted, all information in this prospectus is based on the assumption that the underwriters do not exercise their over-allotment option.

SUMMARY HISTORICAL AND PRO FORMA
FINANCIAL AND OTHER DATA

        We derived the selected historical financial data shown below from our audited financial statements for the fiscal years 2000, 2001, 2002, 2003 and 2004 and from our unaudited financial statements for the three months ended March 31, 2004 and 2005. You should read the following financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Business" and our combined consolidated financial statements and the related notes, included elsewhere in this prospectus. Operating results for the three months ended March 31, 2005 and 2004 are not necessarily indicative of operating results to be expected for the fiscal year.

	Years Ended December 31,					Three Months Ended March 31,
	Actual					Actual
	2000	2001	2002	2003	2004	2004	2005
	Predecessor					Predecessor
	($ in thousands, except share data)
Operating Data:
Revenues	$49,439	$50,929	$34,752	$55,521	$96,045	$17,881	$28,729
Cost of sales	43,199	40,853	26,820	41,756	63,993	12,461	17,602
Selling, general and administrative	1,603	3,900	3,725	5,712	11,940	2,431	5,052

Operating income	4,637	6,176	4,207	8,053	20,112	2,989	6,075
Other (income) expense, net	(62)	(302)	10	(44)	908	63	(36)

Income before minority interests and equity in earnings of real estate partnerships	4,699	6,478	4,197	8,097	19,204	2,926	6,111
Minority interest	1,861	1,965	664	2,297	5,260	848	1

Income before equity in earnings of real estate partnerships	2,838	4,513	3,533	5,800	13,944	2,078	6,110
Equity in earnings of real estate partnerships	—	6	51	139	118	28	30

Income before income taxes	2,838	4,519	3,584	5,939	14,062	2,106	6,140

Income tax provision (benefit)(a)	—	—	—	—	(241)	—	2,331

Net income	$2,838	$4,519	$3,584	$5,939	$14,303	$2,106	$3,809

Historical earnings per share:
Historical basic earnings per share	$0.47	$0.74	$0.59	$0.84	$1.95	$0.30	$0.33

Historical basic weighted-average common shares outstanding(b)	6,074	6,074	6,074	7,067	7,347	7,067	11,621

Historical diluted earnings per share	$0.47	$0.74	$0.59	$0.84	$1.95	$0.30	$0.32

Historical diluted weighted-average common shares outstanding(b)	6,074	6,074	6,074	7,067	7,351	7,067	11,769

Pro forma earnings per share:
Pro forma basic earnings per share					$1.49		$0.27

Pro forma basic weighted-average common shares outstanding					9,602		13,876

Pro forma diluted earnings per share					$1.49		$0.27

Pro forma diluted weight-average common shares outstanding					9,606		14,024

Supplemental Data:
New sales contracts, net of cancellations (homes)	305	161	101	216	608	132	246
New sales contracts, value net of cancellations	$57,161	$36,251	$28,918	$69,086	$224,200	$47,097	$103,300
Average sales price per home ordered	$187	$225	$286	$320	$369	$357	$420
Homes delivered (homes)	234	220	124	162	263	46	78
Homes delivered, settlement revenue	$41,009	$48,058	$29,397	$49,081	$87,003	$15,136	$28,465
Average settlement revenue of homes delivered	$175	$218	$237	$303	$328	$329	$365
Backlog at end of period, contract value (homes)	$23,680	$12,259	$11,480	$31,526	$174,600	$63,487	$248,300
	December 31,					March 31,
	Actual					Actual	As Adjusted(c)
	2000	2001	2002	2003	2004	2005	2005
	Predecessor
				($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,664	$7,086	$8,695	$17,160	$67,559	$37,337	$88,200
Real estate held for development and sale	12,889	8,573	20,192	65,272	104,326	211,210	211,210
Total assets	20,959	18,402	33,971	90,184	304,507	299,213	350,076
Notes payable	11,855	9,439	17,203	61,062	76,628	161,625	161,625
Total liabilities	17,033	13,035	21,574	71,746	239,586	232,277	232,277
Minority interest	1,318	2,390	8,790	11,413	2,695	366	366
Stockholders' equity	2,608	2,937	3,607	7,025	62,226	66,570	117,433

(a)
Historical data does not reflect any provision for income taxes. The Predecessor was a group of S corporations during the periods indicated and therefore was not subject to corporate income tax.

(b)
Shares outstanding for prior years have been adjusted to account for shares issued in connection with the initial public offering of our Class A common stock.

(c)
The adjusted balance sheet data reflect the estimated net proceeds to be received by us from this offering.

RISK FACTORS

        This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus before purchasing our Class A common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected, the value of our stock could decline, and you may lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Relating to Our Business

We engage in construction and real estate activities which are speculative and involve a high degree of risk.

        The home building industry is speculative and is significantly affected by changes in economic and other conditions, such as:

  •
  employment levels;

  •
  availability of financing;

  •
  interest rates; and

  •
  consumer confidence.

These factors can negatively affect the demand for and pricing of our homes and our margin on sale. We are also subject to a number of risks, many of which are beyond our control, including:

  •
  delays in construction schedules;

  •
  costs overruns;

  •
  changes in governmental regulations (such as slow- or no-growth initiatives);

  •
  increases in real estate taxes and other local government fees;

  •
  labor strikes;

  •
  transportation costs for delivery of materials; and

  •
  increases and/or shortages in raw materials and labor costs.

Fluctuations in market conditions may affect our ability to sell our land and home inventories at expected prices, if at all, which could adversely affect our revenues and earnings.

        We are subject to the potential for significant fluctuations in the market value of our land and home inventories. We must constantly locate and acquire new tracts of undeveloped and developed land to support our home building operations. There is a lag between the time we acquire control of undeveloped land or developed home sites and the time that we can bring the communities built on that land to market and deliver our homes. This lag time varies from site to site as it is impossible to determine in advance the length of time it will take to obtain governmental approvals and building permits. The risk of owning undeveloped land, developed land and homes can be substantial. The market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and market conditions. Inventory carrying costs can be significant and can result in losses in a poorly performing development or market. Material write-downs of the estimated value of our land and home inventories could occur if market conditions deteriorate or if we purchase land or build home inventories at higher prices during stronger economic periods and the value of those land or home inventories subsequently declines during weaker economic periods. We could also be forced to sell homes, land or lots for prices that generate lower profit than we anticipate, or at a loss, and may not be able to dispose of an investment in a timely manner when we find dispositions advantageous or necessary. Furthermore, a decline in the market value of our land or home inventories may give rise to a breach of financial covenants contained in one or more of our credit facilities, which could cause a default under those credit facilities.

Because our business depends on the acquisition of new land, the potential limitations on the supply of land could reduce our revenues or negatively impact our results of operations.

        Due to increased demand for new homes, we have experienced an increase in competition for available land and developed home sites in the Washington, D.C. and Raleigh, North Carolina markets. In these markets, we have experienced competition for home sites from other, sometimes better capitalized, home builders. In the Raleigh, North Carolina market, we have recently experienced competition from large, national home builders entering the market. Our ability to continue our home building activities over the long term depends upon our ability to locate and acquire suitable parcels of land or developed home sites to support our home building operations. As competition for land increases, the cost of acquiring it may rise, and the availability of suitable parcels at acceptable prices may decline. The increased cost of land requires us to increase the prices of our homes. This increased pricing could reduce demand for our homes and, consequently, reduce the number of homes we sell and lead to a decrease in our revenues and earnings.

Our business is subject to governmental regulations that may delay, increase the cost of, prohibit or severely restrict our development and home building projects and reduce our revenues and growth.

        We are subject to extensive and complex laws and regulations that affect the land development and home building process, including laws and regulations related to zoning, permitted land uses, levels of density (number of dwelling units per acre), building design, access to water and other utilities, water and waste disposal and use of open spaces. In addition, we and our subcontractors are subject to laws and regulations relating to worker health and safety. We also are subject to a variety of local, state and federal laws and regulations concerning the protection of health and the environment. In some of our markets, we are required to pay environmental impact fees, use energy saving construction materials and give commitments to provide certain infrastructure such as roads and sewage systems. We must also obtain permits and approvals from local authorities to complete residential development or home construction. The laws and regulations under which we and our subcontractors operate, and our and their obligations to comply with them, may result in delays in construction and development, cause us to incur substantial compliance and other increased costs, and prohibit or severely restrict development and home building activity in certain areas in which we operate. If we are unable to continue to develop communities and build and deliver homes as a result of these restrictions or if our compliance costs increase substantially, our revenues and earnings may be reduced and we may not be able to continue our current level of growth.

Cities and counties in which we operate have adopted, or may adopt, slow or no-growth initiatives that would reduce our ability to build and sell homes in these areas and could adversely affect our revenues and earnings.

        From time to time, certain cities and counties in which we operate have approved, and others in which we operate may approve, various "slow-growth" or "no-growth" initiatives and other similar ballot measures. Such initiatives restrict development within localities by, for example, limiting the number of building permits available in a given year. Approval of slow- or no-growth measures could reduce our ability to acquire land, obtain building permits and build and sell homes in the affected markets and could create additional costs and administration requirements, which in turn could have an adverse effect on our revenues and earnings.

        Increased regulation in the housing industry increases the time required to obtain the necessary approvals to begin construction and has prolonged the time between the initial acquisition of land or land options and the commencement and completion of construction. These delays increase our costs, decrease our profitability and increase the risks associated with the land inventories we maintain.

        Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. If municipalities in which we operate take actions like these, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to build in those municipalities. This, in turn, could reduce the number of homes we sell and decrease our revenues and earnings.

Our ability to sell homes, and, accordingly, our results of operations, will be affected by the availability and cost of financing to potential home buyers.

        Most home buyers finance their purchases through third-party mortgage financing. Real estate demand is generally adversely affected by:

  •
  increases in interest rates and/or related fees;

  •
  increases in real estate transaction closing costs;

  •
  decreases in the availability of mortgage financing;

  •
  increasing housing costs;

  •
  unemployment; and

  •
  changes in federally sponsored financing programs.

Increases in interest rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs or the unavailability of financing to potential home buyers. Even if potential home buyers do not need financing, increases in interest rates and decreased mortgage availability could make it harder for them to sell their homes. This could adversely affect our operating results and financial condition.

The competitive conditions in the home building industry could increase our costs, reduce our revenues and earnings and otherwise adversely affect our results of operations or limit our growth.

        The home building industry is highly competitive and fragmented. We compete in each of our markets with a number of national, regional and local builders for customers, undeveloped land and home sites, raw materials and labor. In the Washington, D.C. market, we compete against approximately 15 to 20 publicly-traded national home builders, approximately 10 to 15 privately-owned regional home builders, and many local home builders, some of whom are very small and may build as few as five to 25 homes per year. In the Raleigh, North Carolina market, we compete against approximately 10 to 15 publicly-traded national home builders, approximately 10 to 15 privately-owned regional home builders, and a large number of small, local home builders. We do not compete against all of the builders in our geographic markets in all of our product types or submarkets, as some builders focus on particular types of projects within those markets, such as large estate homes, that are not in competition with our projects.

        We compete primarily on the basis of price, location, design, quality, service and reputation. Some of our competitors have greater financial resources, more established market positions and better opportunities for land and home site acquisitions than we do and have lower costs of capital, labor and material than us. The competitive conditions in the home building industry could, among other things:

  •
  make it difficult for us to acquire suitable land or home sites in desirable locations at acceptable prices and terms, which could adversely affect our ability to build homes;

  •
  require us to increase selling commissions and other incentives, which could reduce our profit margins;

  •
  result in delays in construction if we experience delays in procuring materials or hiring trades people or laborers;

  •
  result in lower sales volume and revenues; and

  •
  increase our costs and reduce our earnings.

        We also compete with resales of existing homes and available rental housing. An oversupply of competitively priced resale or rental homes in our markets could adversely affect our ability to sell homes profitably.

Our business is concentrated in two geographic areas which increases our exposure to localized risks.

        We currently develop and sell homes in the Washington, D.C. and Raleigh, North Carolina markets. Our limited geographic diversity means that adverse general economic, weather or other conditions in either of these markets could adversely affect our results of operations or our ability to grow our business.

Our growth strategy to expand into new geographic areas poses risks.

        We may expand our business to new geographic areas outside of the Washington, D.C. and Raleigh, North Carolina markets. We will face additional risks if we develop communities in geographic areas or climates in which we do not have experience or if we develop a different size or style of community than those currently being developed, including:

  •
  adjusting our construction methods to different geographies and climates;

  •
  obtaining the necessary construction materials and labor in sufficient amounts and on acceptable terms;

  •
  obtaining necessary entitlements and permits under unfamiliar regulatory regimes;

  •
  attracting potential customers in a market in which we do not have significant experience; and

  •
  the cost of hiring new employees and increased infrastructure costs.

        We may not be able to successfully manage the risks of such an expansion, which could have a material adverse effect on our revenues, earnings and financial condition.

We may not be able to successfully identify, complete or integrate acquisitions.

        As part of our business strategy, we expect to review acquisition prospects in our existing markets and in new markets in the Mid-Atlantic region or elsewhere that would complement our existing business, or that might otherwise offer growth opportunities. We have not currently identified any acquisition targets, and we may not be successful in identifying suitable acquisition targets or in completing acquisitions. Further, to the extent we complete acquisitions, we may be unable to realize the anticipated benefits because of operational factors or difficulties in integrating the acquisitions with our existing business. Acquisitions entail numerous risks, including, but not limited to:

  •
  difficulties in assimilating acquired management and operations;

  •
  risks associated with investing the necessary resources in order to achieve profitability;

  •
  the incurrence of significant due diligence expenses relating to acquisitions that are not completed;

  •
  unforeseen expenses and liabilities;

  •
  risks associated with entering new markets or sub-markets in which we have limited or no prior experience;

  •
  the diversion of our management's attention from our current business;

  •
  the potential loss of key employees of acquired organizations; and

  •
  risks associated with transferred assets and liabilities.

        We may not be able to acquire or manage profitably additional businesses, or to integrate successfully any acquired businesses, properties or personnel into our business, without substantial costs, delays or other operational or financial difficulties. Our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the services of certain key employees and the loss of their services could harm our business.

        Our success largely depends on the continuing services of certain key employees, including our Chairman and Chief Executive Officer, Christopher Clemente, Gregory Benson, our President and Chief Operating Officer, and Bruce Labovitz, our Chief Financial Officer. Our continued success also depends on our ability to attract and retain qualified personnel. We believe that Messrs. Clemente, Benson and Labovitz each possesses valuable industry knowledge, experience and leadership abilities that would be difficult in the short term to replicate. The loss of these or other key employees could harm our operations and business plans.

Mr. Clemente may devote a portion of his time to his personal business interests, which may reduce the amount of time he devotes to the Company.

        Mr. Clemente retains certain personal business interests. We may be disadvantaged to the extent that Mr. Clemente does not devote substantially all of his working time to our business as required under his employment agreement.

Our significant level of debt could adversely affect our financial condition and prevent us from fulfilling our debt service obligations.

        We currently have a significant amount of debt, and our ability to meet our debt service obligations will depend on our future performance. Numerous factors outside of our control, including changes in economic or other business conditions generally, such as employment levels, population growth and consumer confidence, or in the markets or industry in which we do business, may adversely affect our operating results and cash flows, which in turn may affect our ability to meet our debt service obligations. As of March 31, 2005, we had $161.6 million aggregate principal amount of total debt outstanding (including our distribution payable to our pre-initial public offering stockholders), or 242.8% of our total shareholders' equity as of that date. We may incur additional debt to fund our operations.

        For the three months ended March 31, 2005, our interest payments on account of outstanding indebtedness totaled $2.6 million, or 9.1% of our total revenues for that period. If we are unable to meet our debt service obligations, we may need to restructure or refinance our debt, seek additional equity financing or sell assets. We may be unable to restructure or refinance our debt, obtain additional equity financing or sell assets on satisfactory terms or at all. In addition, a substantial portion of our cash flow from operations must be dedicated to the repayment of debt, including interest, thereby reducing the funds available to us for other purposes. Our level of debt may limit our flexibility to adjust to changing economic or market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

Our growth requires additional capital, which may not be available.

        The real estate development industry is capital intensive and requires significant expenditures for land purchases, land development and construction. We intend to pursue a strategy of continued investment in additional real estate related projects. We anticipate that we will need to obtain additional financing as we expand our operations. These funds may be obtained through public or private debt or equity financings, additional bank borrowings or from strategic alliances or joint ventures. We may not be successful in obtaining additional funds in a timely manner, on favorable terms or at all. Moreover, certain of our bank financing agreements contain provisions that limit the type and amount of debt we may incur in the future without our lenders' consent. In addition, the availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced, and lenders may require us to invest increased amounts of equity in a project in connection with both new loans and the extension of existing loans. If we do not have access to additional capital, we may be required to delay, scale back or abandon some or all of our acquisition plans or growth strategies or reduce capital expenditures and the size of our operations.

Our growth depends on the availability of construction, acquisition and development loans.

        Currently, we have multiple construction, acquisition and development loans. We plan to replace these credit facilities with one or more larger facilities, which is expected to reduce our aggregate debt financing costs. If we are unable to obtain a larger facility, we will need to continue to rely on our smaller credit facilities. These smaller credit facilities generally have higher costs and require significant management time to administer them. Additionally, if financial institutions decide to discontinue providing these facilities to us, we would lose our primary source of financing our operations or the cost of retaining or replacing these credit facilities could increase dramatically. Further, this type of financing is typically characterized by short-term loans which are subject to call. If our primary financing becomes unavailable or accelerated repayment is demanded, we may not be able to meet our obligations.

Our bank credit facilities impose restrictions on our operations, which, if violated, could result in our indebtedness being immediately due and payable and the loss of our assets.

        Our bank credit facilities impose restrictions on our operations and activities. The most significant restrictions relate to debt incurrence, lien incurrence, sales of significant assets and cash distributions and require us to comply with certain financial covenants. If we fail to comply with any of these restrictions or covenants, the banks could cause our debt to become payable immediately. In addition, some of our debt instruments contain cross-default provisions, which could cause a default under a number of debt instruments if we default on only one debt instrument. Most of our credit facilities are secured by the land, improvements and fixtures owned by the entity that is party to the facility. If we were unable to repay indebtedness owed to our secured creditors, they could foreclose on the collateral securing that indebtedness.

A significant portion of our business plan involves construction of mixed-use developments and high-rise projects with which we have relatively less experience.

        We expect to increase our construction and development of mixed-use and high-rise residential projects. Our experience is largely based on smaller wood-framed structures that are less complex than high-rise construction or the development of mixed-use projects. A mixed-use project is one that integrates residential and non-residential uses in the same structure or in close proximity to each other, on the same land. As we expand into these new product types, we expect to encounter operating, marketing, customer service, warranty and management challenges with which we have less familiarity. Although we have expanded our management team to include individuals with significant experience in this type of real estate development, we have not completed any projects managed by these persons. If we are unable to successfully manage the challenges of this portion of our business, we may incur additional costs and our results of operations could be adversely affected.

If we experience shortages of labor or supplies or other circumstances beyond our control, there could be delays or increased costs in developing our projects, which would adversely affect our operating results.

        We and the home building industry from time to time may be affected by circumstances beyond our control, including:

  •
  work stoppages, labor disputes and shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers;

  •
  lack of availability of adequate utility infrastructure and services;

  •
  transportation cost increases;

  •
  our need to rely on local subcontractors who may not be adequately capitalized or insured; and

  •
  shortages or fluctuations in prices of building materials.

        These difficulties have caused and likely will cause unexpected construction delays and short-term increases in construction costs. In an attempt to protect the margins on our projects, we often purchase certain building materials with commitments that lock in the prices of these materials for 90 to 120 days or more. However, once the supply of building materials subject to these commitments is exhausted, we are again subject to market fluctuations and shortages. We may not be able to recover unexpected increases in construction or materials costs by raising our home prices because, typically, the price of each home is established at the time a customer executes a home sale contract. Furthermore, sustained increases in construction costs may, over time, erode our profit margins.

We depend on the availability and skill of subcontractors.

        Substantially all of our construction work is done by subcontractors with us acting as the general contractor or by subcontractors working for a general contractor we select for a particular project. Accordingly, the timing and quality of our construction depends on the availability and skill of those subcontractors. We do not have long-term contractual commitments with subcontractors or suppliers. Although we believe that our relationships with our suppliers and subcontractors are good, we cannot assure you that skilled subcontractors will continue to be available at reasonable rates and in the areas in which we conduct our operations. The inability to contract with skilled subcontractors or general contractors at reasonable costs on a timely basis could limit our ability to build and deliver homes and could erode our profit margins.

Product liability litigation and claims that arise in the ordinary course of business may be costly or negatively impact sales, which could adversely affect our results of operations.

        Our home building business is subject to construction defect and product liability claims arising in the ordinary course of business. These claims are common in the home building industry and can be costly. Among the claims for which developers and builders have financial exposure are property damage, environmental claims and bodily injury claims. Damages awarded under these suits may include the costs of remediation, loss of property and health-related bodily injury. In response to increased litigation, insurance underwriters have attempted to limit their risk by excluding coverage for certain claims associated with environmental conditions, pollution and product and workmanship defects. As a developer and a home builder, we may be at risk of loss for mold-related property, bodily injury and other claims in amounts that exceed available limits on our comprehensive general liability policies. In addition, the costs of insuring against construction defect and product liability claims are high and the amount of coverage offered by insurance companies is limited. Uninsured product liability and similar claims, claims in excess of the limits under our insurance policies and the costs of obtaining insurance to cover such claims could have a material adverse effect on our revenues and earnings.

Increased insurance risk could negatively affect our business.

        Insurance and surety companies have reassessed many aspects of their business and, as a result, may take actions that could negatively affect our business. These actions could include increasing insurance premiums, requiring higher self-insured retentions and deductibles, requiring additional collateral on surety bonds, reducing limits, restricting coverages, imposing exclusions, and refusing to underwrite certain risks and classes of business. Any of these actions may adversely affect our ability to obtain appropriate insurance coverage at reasonable costs, which could have a material adverse effect on our business. Additionally, coverage for certain types of claims, such as claims relating to mold, is generally unavailable. Further, we rely on surety bonds, typically provided by insurance companies, as a means of limiting the amount of capital utilized in connection with the public improvement sureties that we are required to post with governmental authorities in connection with land development and construction activities. The cost of obtaining these surety bonds is, from time to time, unpredictable and on occasion these surety bonds are unavailable. These factors can delay commencement of development projects and adversely affect revenue and earnings.

We are subject to warranty claims arising in the ordinary course of business that could be costly.

        We provide service warranties on our homes for a period of one year or more post closing and a structural warranty for five years post closing. We self-insure all of our warranties and reserve an amount we believe will be sufficient to satisfy any warranty claims on homes we sell. We also attempt to pass much of the risk associated with potential defects in materials and workmanship on to the subcontractors performing the work and the suppliers and manufacturers of the materials. In such cases, we still may incur unanticipated costs if a subcontractor, supplier or manufacturer fails to honor its obligations regarding the work or materials it supplies to our projects. If the amount of actual claims materially exceeds our aggregate warranty reserves and/or the amounts we can recover from our subcontractors and suppliers, our operating results would be adversely affected.

Our business, revenues and earnings may be adversely affected by adverse weather conditions or natural disasters.

        Adverse weather conditions, such as extended periods of rain, snow or cold temperatures, and natural disasters, such as hurricanes, tornadoes, floods and fires, can delay completion and sale of homes, damage partially complete or other unsold homes in our inventory and/or decrease the demand for homes or increase the cost of building homes. To the extent that natural disasters or adverse weather events occur, our business and results may be adversely affected. To the extent our insurance is not adequate to cover business interruption losses or repair costs resulting from these events, our revenues and earnings may be adversely affected.

We are subject to certain environmental laws and the cost of compliance could adversely affect our business.

        As a current or previous owner of real property, or an operator of a facility on such property, we may be liable under federal, state, and local environmental laws, ordinances and regulations for the costs of removal or remediation of hazardous or toxic substances on, under or in the properties or in the proximity of the properties we develop. These laws often impose liability whether or not we knew of, or were responsible for, the presence of such hazardous or toxic substances. The cost of, and delays associated with, investigating, remediating or removing such hazardous or toxic substances may be substantial. The presence of any such substance, or the failure promptly to remediate any such substance, may adversely affect our ability to sell the property, to use the property for our intended purpose, or to borrow funds using the property as collateral. In addition, the construction process involves the use of hazardous and toxic materials. We could be held liable under environmental laws for the costs of removal or remediation of such materials. In addition, our existing credit facilities also restrict our access to the loan proceeds if the properties that are used to collateralize the loans are contaminated by hazardous substances and require us to indemnify the bank against losses resulting from such occurrence for significant periods of time, even after the loan is fully repaid.

        Our Eclipse project is part of a larger development located at Potomac Yard in northern Virginia. Potomac Yard was formerly part of a railroad switching yard contaminated by rail-related activities. Remediation of the property was conducted under supervision of the U.S. Environmental Protection Agency, or EPA, in coordination with state and local authorities. In 1998, federal, state and local government agencies authorized redevelopment of the property. Our plans for development of our portion of the project are consistent with those authorizations. Although concentrations of contaminants remain on the property under the EPA-approved remediation work plan, the EPA has determined that they do not present an unacceptable risk to human health or the environment. However, it is possible that we could incur some costs to defend against any claims that might be brought in the future relating to any such contaminants.

If we are not able to develop our communities successfully, our earnings could be diminished.

        Before a community generates any revenues, material expenditures are required to acquire land, to obtain development approvals and to construct significant portions of project infrastructure, amenities, model homes and sales facilities. It can take a year or more for a community development to achieve cumulative positive cash flow, if ever. Our inability to develop and market our communities successfully and to generate positive cash flows from these operations in a timely manner would have a material adverse effect on our ability to service our debt and to meet our working capital requirements.

Our operating results may vary.

        We expect to experience variability in our revenues and net income. Factors expected to contribute to this variability include, among other things:

  •
  the uncertain timing of real estate closings;

  •
  our ability to continue to acquire additional land or options thereon on acceptable terms and the timing of all necessary regulatory approvals required for development;

  •
  the condition of the real estate market and the general economy in the Washington D.C. and Raleigh, North Carolina markets, and other markets we may enter;

  •
  the cyclical nature of the home building industry;

  •
  our dependence in any particular period on a small number of projects;

  •
  the changing regulatory environment concerning real estate development, permitting and home building;

  •
  changes in prevailing interests rates and the availability of mortgage financing; and

  •
  costs of material and labor and delays in construction schedules.

        The volume of sales contracts and closings typically varies from month to month and from quarter to quarter depending on several factors, including the stages of development of our projects, weather and other factors beyond our control. In the early stages of a project's development, we incur significant start-up costs associated with, among other things, project design, land acquisition and development, construction and marketing expenses. Since revenues from sales of properties are generally recognized only upon the transfer of title at the closing of a sale, no revenue is recognized during the early stages of a project unless land parcels or residential homesites are sold to other developers. Periodic sales of properties may be insufficient to fund operating expenses. Further, if sales and other revenues are not adequate to cover operating expenses, we will be required to seek sources of additional operating funds. Accordingly, our financial results will vary from community to community and from time to time.

Acts of war or terrorism may seriously harm our business.

        Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power or acts of terrorism, may cause disruption to the U.S. economy, or the local economies of either the Washington, D.C. or Raleigh, North Carolina market, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, affect job growth and consumer confidence, or cause economic changes that we cannot anticipate, all of which could reduce demand for our homes and adversely impact our revenues and earnings.

Being a public company increases our administrative costs.

        We completed our initial public offering in December 2004. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the Securities and Exchange Commission, the National Association of Securities Dealers, or NASD, has adopted revisions to its requirements for companies that are listed on the Nasdaq National Market. These new rules and regulations have increased our legal and financial compliance costs, will continue to increase such costs, and will make some activities more time consuming and/or costly. For example, in anticipation of becoming a public company we added personnel, particularly accounting staff, added independent directors, created board committees, adopted additional internal controls and disclosure controls and procedures, retained a transfer agent and a financial printer, adopted an insider trading policy and other corporate governance policies, and will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect these new rules and regulations to make it more expensive for us to maintain director and officer liability insurance. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified executive officers.

Being a public company will require us to significantly enhance our controls over the preparation of financial statements in order to ensure the detection, in a timely manner, of misstatements that could occur in our financial statements in amounts that may be material.

        Our independent registered public accounting firm has in the past reported material weaknesses in our internal controls that, if not remedied, could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock. In connection with the audits of the combined consolidated financial statements of the Predecessor for the three years ended December 31, 2003, in July 2004 our independent registered public accounting firm reported to our board of directors several matters that were "reportable conditions" and "material weaknesses" that existed in our internal controls as defined in standards established by the American Institute of Certified Public Accountants. In general, the reportable conditions were significant deficiencies in our internal controls that, if not addressed, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. A material weakness is a reportable condition in which internal controls do not reduce to a low level the risk that undetected misstatements caused by error or fraud may occur in amounts that are material to audited financial statements.

        The conditions resulting in the material weaknesses gave rise to a number of adjustments under generally acceptable accounting principles, and adjustments relating to the completeness and accuracy of certain underlying data, which materially changed our 2003 financial statements between initial presentation and issued audit. We have employed additional qualified personnel and adopted and implemented policies and procedures to address the reported material weaknesses. However, the process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

        We have had limited operating experience with the remedial measures we have made to date and we cannot be certain that the measures we have taken to date or any future measures will adequately remediate the material weaknesses reported by our independent registered public accounting firm or that the measures we implement will enable us to maintain adequate controls over our financial processes and reporting in the future. In addition, we cannot be certain that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future. Any failure to remediate the material weaknesses reported by our independent registered public accounting firm or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations, subject us to increased risk of errors and fraud related to our financial statements or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our "internal control over financial reporting" that will be required when the Securities and Exchange Commission's rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our Annual Report on Form 10-K for the year ending December 31, 2005 to be filed in early 2006. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We do not own the Comstock brand or trademark, but use the brand and trademark pursuant to the terms of a perpetual license granted by Christopher Clemente, our Chairman and Chief Executive Officer.

        Our Chairman and Chief Executive Officer, Christopher Clemente, has licensed the "Comstock" brand and trademark to us in perpetuity and free of charge. We do not own the brand or the trademark and may be unable to protect it against infringement from third parties. However, Mr. Clemente retains the right to continue using the "Comstock" brand and trademark individually and through affiliates, including in real estate development projects in our current or future markets. We will be unable to control the quality of projects undertaken by Mr. Clemente or others using the "Comstock" brand and trademark and therefore will be unable to prevent any damage to its goodwill that may occur. We will further be unable to preclude Mr. Clemente from licensing or transferring the ownership of the "Comstock" trademark to third parties, some of whom may compete against us. Consequently, we are at risk that our brand could be damaged which could have a material adverse effect on our business and operations.

Risks Related to this Offering

Volatility of our stock price could adversely affect stockholders.

        The market price of our Class A common stock could fluctuate significantly as a result of:

  •
  quarterly variations in our operating results;

  •
  general conditions in the home building industry;

  •
  interest rate changes;

  •
  changes in the market's expectations about our operating results;

  •
  our operating results failing to meet the expectation of securities analysts or investors in a particular period;

  •
  changes in financial estimates and recommendations by securities analysts concerning us or the home building industry in general;

  •
  operating and stock price performance of other companies that investors deem comparable to us;

  •
  news reports relating to trends in our markets;

  •
  changes in laws and regulations affecting our business;

  •
  material announcements by us or our competitors;

  •
  material announcements by our construction lenders or the manufacturers and suppliers we use;

  •
  sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

  •
  general economic and political conditions such as recessions and acts of war or terrorism.

        Fluctuations in the price of our Class A common stock could contribute to the loss of all or part of your investment. Furthermore, any of the factors listed above could have a material adverse effect on your investment in our Class A common stock and our Class A common stock may trade at prices significantly below the offering price.

Investors in our Class A common stock may experience dilution with the future exercise of stock options and the grant of restricted stock.

        From time to time, we have issued and we will continue to issue stock options or restricted stock grants to employees and non-employee directors pursuant to our equity incentive plan. We expect that these options or restricted stock grants will generally vest commencing one year from the date of grant and continue vesting over a three-year period. Investors may experience dilution as the options vest and are exercised by their holders and the restrictions lapse on the restricted stock grants.

Future sales, or the availability for sale, of our common stock may cause our stock price to decline.

        In connection with this offering, we, along with the officers, directors and selling stockholders, will have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 90 days after the date of this prospectus without the underwriters' consent. However, the underwriters may release these shares from these restrictions at any time. In evaluating whether to grant such a request, the underwriters may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our Class A common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. In addition, in connection with our initial public offering, we, along with our officers, directors and certain of our stockholders agreed not to sell or otherwise dispose of any shares of Class A common stock for a period of 180 days after December 14, 2004. Notwithstanding this offering, upon the anticipated expiration on June 12, 2005 of the lock-up agreements from our initial public offering, approximately 4.3 million additional shares of Class A common stock will be available for sale in the public market. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our Class A common stock.

        Commencing December 15, 2005, our pre-initial public offering stockholders may begin selling a portion of their shares of Class A common stock in the public market in accordance with the provisions of Rule 144 under the Securities Act. As of the date of completion of the initial public offering, these stockholders held approximately 4.3 million shares of Class A common stock. Sales of substantial amounts of our Class A common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and could materially impair our future ability to raise capital through offerings of our common stock. See "Shares Eligible for Future Sale" on page     for a more detailed description of the restrictions on selling shares of our common stock after this offering.

There may be conflicts of interest arising out of relationships and transactions between us and third-party entities in which certain of our directors and officers have interests.

        We have entered into a number of transactions with related parties, including with entities in which certain of our directors and executive officers have interests. For example, effective October 1, 2004 we lease our corporate headquarters facility from an entity in which Christopher Clemente, our Chairman and Chief Executive Officer, owns a 100% interest. We have also entered into other transactions with related parties. These related party transactions could cause conflicts of interest between us and the other parties to the transaction, which could lead to less favorable results than if the transactions had been with unrelated parties. See "Certain Relationships and Related Transactions."

The holders of our Class B common stock will continue to control us after this offering, which will limit your ability to influence corporate matters.

        After this offering, Messrs. Clemente and Benson will continue to own 100% of our outstanding Class B common stock, which, together with their shares of Class A common stock, will represent 83.1% of the combined voting power of all classes of our voting stock, or 82.6% of the combined voting power of all classes of our voting stock if the underwriters exercise their over-allotment option in full. As a result, Messrs. Clemente and Benson, acting together, will continue to have control over us, the election of our board of directors and our management and policies. Messrs. Clemente and Benson, acting together, will also continue to have control over all matters requiring stockholder approval, including the amendment of certain provisions of our certificate of incorporation and bylaws, the approval of any equity-based employee compensation plans and the approval of fundamental corporate transactions, including mergers. In light of this control, other companies could be discouraged from initiating a potential merger, takeover or any other transaction resulting in a change of control. Such a transaction potentially could be beneficial to our business or to our stockholders. This may in turn reduce the price that investors are willing to pay in the future for shares of our Class A common stock.

The limited voting rights of our Class A common stock could impact its attractiveness to investors and its liquidity and, as a result, its market value.

        The holders of our Class A and Class B common stock generally have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to 15 votes per share on all matters to be voted on by stockholders. We will be selling our Class A common stock in this offering. The difference in the voting rights of the Class A and Class B common stock could diminish the value of the Class A common stock to the extent that investors or any potential future purchasers of our Class A common stock ascribe value to the superior voting rights of the Class B common stock.

It may be difficult for a third party to acquire us, which could inhibit stockholders from realizing a premium on their stock price.

        We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in business combinations with any stockholder, including all affiliates and employees of the stockholder, who owns 15% or more of the corporation's outstanding voting stock, for three years following the date that the stockholder acquired 15% or more of the corporation's voting stock unless specified conditions are met, as further described in "Description of Capital Stock."

        Our amended and restated certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or preventing a change in control of us that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  •
  a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

  •
  a prohibition of stockholder action by written consent; and

  •
  advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

Our issuance of shares of preferred stock could delay or prevent a change of control of us.

        Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to 20,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders, even where stockholders are offered a premium for their shares. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Class A common stock, including the loss of voting control. We have no present plans to issue any shares of preferred stock.

We have broad discretion to use the offering proceeds and our investment of those proceeds may not yield a favorable return.

        The net proceeds of this offering are not allocated for specific uses. Our management has broad discretion to spend the net proceeds from this offering in ways with which our stockholders may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns or losses. This could harm our business and could cause the price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained in this prospectus include forward-looking statements. These forward-looking statements can be identified by the use of words such as "anticipate," "believe," "estimate," "may," "intend," "expect," "plan," "will," "should," "seeks" or other similar expressions. Forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties including certain risks described in this prospectus. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. Some factors which may affect the accuracy of the forward-looking statements apply generally to the real estate industry, while other factors apply directly to us. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include:

  •
  general economic and market conditions, including interest rate levels;

  •
  our ability to service our substantial debt;

  •
  inherent risks in investment in real estate;

  •
  our ability to compete in the Washington, D.C. and Raleigh, North Carolina real estate and home building markets;

  •
  regulatory actions;

  •
  fluctuations in operating results;

  •
  our anticipated growth strategies;

  •
  shortages and increased costs of labor or building materials;

  •
  the availability and cost of land in desirable areas;

  •
  natural disasters;

  •
  our ability to raise debt and equity capital and grow our operations on a profitable basis;

  •
  our continuing relationship with affiliates;

  •
  unanticipated litigation or legal proceedings; and

  •
  the other risks described under the heading "Risk Factors."

        Many of these factors are beyond our control. For a discussion of factors that could cause actual results to differ, please see the discussion in the section of this prospectus entitled "Risk Factors."

USE OF PROCEEDS

        We expect to receive approximately $51.5 million in net proceeds from the sale by us of 2,255,000 shares of Class A common stock in this offering, at an assumed offering price of $24.15 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders or exercise of the underwriters' over-allotment option.

        We intend to use the net proceeds of this offering for general corporate purposes, including working capital, and to fund new real estate acquisition and development projects.

        We may also use a portion of the net proceeds of this offering to acquire companies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments, oral or written, to do so. We are not currently engaged in any substantive negotiations for any acquisition of another company or joint venture. The amounts that we actually expend for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering.

        Pending the uses described above, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our Class A common stock has been traded on the Nasdaq National Market under the symbol "CHCI" since our initial public offering on December 14, 2004. The following table sets forth for the indicated periods the high and low sale prices of our Class A common stock as listed on the Nasdaq National Market:

	Price Range of Class A Common Stock
	High	Low
Fiscal year ended December 31, 2004
Fourth quarter	$22.10	$16.00
Fiscal year ended December 31, 2005
First quarter	$31.00	$18.39
Second quarter (through June 1, 2005)	27.03	18.80

        On March 31, 2005, the last reported sale price of our Class A common stock on the Nasdaq National Market was $21.29 per share. On March 31, 2005, there were approximately 18 record holders and approximately 2,000 beneficial owners of our Class A common stock.

        We have never paid dividends on our Class A common stock and we do not currently anticipate paying dividends on our Class A common stock.

        Future dividends on our Class A common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2005. We present capitalization on an actual basis and as adjusted to give effect to the sale by us of 2,255,000 shares of Class A common stock at an assumed offering price of $24.15 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

	As of March 31, 2005
	Actual	As Adjusted
	($ in thousands, except share data)
Cash and cash equivalents	$37,337	$88,200

Minority interest	$366	$366
Notes payable	161,625	161,625
Stockholders' equity:
Common stock
Class A common stock, $0.01 par value, 77,266,500 shares authorized; 9,160,837 shares issued and outstanding; and 11,415,837 shares issued and outstanding, as adjusted	92	114
Class B common stock, $0.01 par value, and 2,733,500 shares authorized and 2,733,500 shares issued and outstanding	27	27
Preferred stock, $0.01 par value, 20,000,000 shares authorized and no shares issued and outstanding	—	—
Additional paid-in capital	75,535	126,376
Unearned compensation	(3,804)	(3,804)
Retained earnings (accumulated deficit)	(5,280)	(5,280)

Total stockholders' equity	66,570	117,433

Total capitalization	$228,561	$279,424

        Our capitalization information represented above excludes:

  •
  107,143 shares of Class A common stock issuable upon the exercise of outstanding options, none of which are exercisable prior to December 31, 2006;

  •
  1,170,000 shares of Class A common stock reserved for future issuance under our equity incentive plan; and

  •
  198,675 shares of Class A common stock reserved for future issuance under our employee stock purchase plan.

SELECTED FINANCIAL AND OTHER DATA

        We derived the selected historical financial data shown below from our audited financial statements for the fiscal years 2000, 2001, 2002, 2003 and 2004, and from our unaudited financial statement for the three months ended March 31, 2004 and 2005. You should read the following financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Business" and our combined consolidated financial statements and the related notes, included elsewhere in this prospectus. Operating results for the three months ended March 31, 2005 and 2004 are not necessarily indicative of operating results to be expected for the fiscal year.

	Years Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	Predecessor					Predecessor
	($ in thousands)
Operating Data:
Revenues	$49,439	$50,929	$34,752	$55,521	$96,045	$17,881	$28,729
Cost of sales	43,199	40,853	26,820	41,756	63,993	12,461	17,602
Selling, general and administrative	1,603	3,900	3,725	5,712	11,940	2,431	5,052

Operating income	4,637	6,176	4,207	8,053	20,112	2,989	6,075
Other (income) expense, net	(62)	(302)	10	(44)	908	63	(36)

Income before minority interests and equity in earnings of real estate partnerships	4,699	6,478	4,197	8,097	19,204	2,926	6,111
Minority interest	1,861	1,965	664	2,297	5,260	848	1

Income before equity in earnings of real estate partnerships	2,838	4,513	3,533	5,800	13,944	2,078	6,110
Equity in earnings of real estate partnerships	—	6	51	139	118	28	30

Income before income taxes	2,838	4,519	3,584	5,939	14,062	2,106	6,140
Income taxes provision (benefit)(a)	—	—	—	—	(241)	—	2,331

Net income	$2,838	$4,519	$3,584	$5,939	$14,303	$2,106	$3,809

Historical earnings per share:
Historical basic earnings per share	$0.47	$0.74	$0.59	$0.84	$1.95	$0.30	$0.33

Historical basic weighted average common shares outstanding(b)	6,074	6,074	6,074	7,067	7,347	7,067	11,621

Historical diluted earnings per share	$0.47	$0.74	$0.59	$0.84	$1.95	$0.30	$0.32

Historical diluted weighted average common shares outstanding	6,074	6,074	6,074	7,067	7,351	7,067	11,769

Pro forma earnings per share:
Pro forma basic earnings per share					$1.49		$0.27

Pro forma basic weighted average common shares outstanding					9,602		13,876

Pro forma diluted earnings per share					$1.49		$0.27

Pro forma diluted weighted average common shares outstanding					9,606		14,024

	Years Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	Predecessor					Predecessor
	($ in thousands)
Supplemental Data:
New sales contracts, net of cancellations (homes)	305	161	101	216	608	132	246
New sales contracts, value net of cancellations	$57,161	$36,251	$28,918	$69,086	$224,200	$47,097	$103,300
Average sales price per home ordered	$187	$225	$286	$320	$369	$357	$420
Homes delivered (homes)	234	220	124	162	263	46	78
Homes delivered, settlement revenue	$41,009	$48,058	$29,397	$49,081	$87,003	$15,136	$28,465
Average settlement revenue of homes delivered	$175	$218	$237	$303	$328	$329	$365
Backlog at end of period, contract value (homes)	$23,680	$12,259	$11,480	$31,526	$174,600	$63,487	$248,300
	December 31,					March 31,
	Actual					Actual
	2000	2001	2002	2003	2004	2005
	Predecessor
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,664	$7,086	$8,695	$17,160	$67,559	$37,337
Real estate held for development and sale	12,889	8,573	20,192	65,272	104,326	211,210
Total assets	20,959	18,402	33,971	90,184	304,507	299,213
Notes payable	11,855	9,439	17,203	61,062	76,628	161,625
Total liabilities	17,033	13,035	21,574	71,746	239,586	232,277
Minority interest	1,318	2,390	8,790	11,413	2,695	366
Stockholders' equity	2,608	2,937	3,607	7,025	62,226	66,570

(a)
Historical data does not reflect any provision for income taxes. The Predecessor was a group of S corporations during the periods indicated and therefore was not subject to income tax.

(b)
Shares outstanding for prior years have been adjusted to account for shares issued in connection with the initial public offering of our Class A common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial and Other Data" and our consolidated and combined financial statements and related notes appearing elsewhere in this prospectus. Other than in the "Overview" below, this discussion and analysis does not incorporate the financial condition and results of operations of Comstock Service, Inc., under which entity we previously conducted our Raleigh, North Carolina operations before the merger of Comstock Service, Inc. into Comstock Homebuilding Companies, Inc. The merger of Comstock Service, Inc. was treated as an acquisition for accounting purposes on December 17, 2004. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Please see "Special Note Regarding Forward-looking Statements" for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, those discussed below and elsewhere in this prospectus, particularly under the headings "Risk Factors" and "Special Note Regarding Forward-looking Statements."

Overview

        We are a production home builder that has substantial experience building a diverse range of homes from single-family homes to townhouses and mixed-use condominium developments in both high density urban infill areas as well as suburban communities in the Washington, D.C. and Raleigh, North Carolina markets. Our business was started in 1985 by Christopher Clemente, our Chairman and Chief Executive Officer, as a residential land developer and home builder focused on the luxury home market in the northern Virginia suburbs of Washington, D.C. In 1992, we repositioned ourselves as a production home builder focused on moderately priced homes in areas where we could more readily purchase finished building lots through option contracts. In 1997, we entered the Raleigh, North Carolina market. We generated approximately 93% of our revenues from the sale of real estate-homes in the Washington, D.C. market during our first quarter of 2005. While the percentage of our revenues generated from the sale of real estate-homes in the Washington, D.C. and Raleigh, North Carolina markets may vary from quarter to quarter, we do not expect any significant change for the balance of 2005.

        In the late 1990s, in response to increasing competition for finished lots, we diversified our product base to include multiple product types and home designs, and we rebuilt our in-house land development department to include significant experience in both land development operations and land entitlement expertise. Our strategic goal was to secure and control a pipeline of diversified land inventory at various stages of entitlement, thus reducing our dependence on other land developers for finished building lots and improving our ability to control our growth.

        We have recently begun to engage in the business of converting existing rental apartment properties to for-sale condominium projects. This process involves the purchase of existing structures which may be new and never occupied or may be occupied by tenants with leases of varying duration. When we purchase these properties we subdivide the units and form a condominium association. In these projects we will usually invest capital in the improvement of the common areas and exteriors. If the properties are occupied, as the tenants' leases expire we will renovate the interiors of the apartments and then sell each apartment as an individual condominium unit. These conversion projects typically produce lower net profit margins than our standard real estate development projects but not necessarily less than a typical finished lot option project. However, since they take significantly less time to complete than our real estate development projects, they tend to generate higher internal rates of return on invested capital. We expect to continue to acquire condominium conversion and similar projects to the extent quality opportunities present themselves.

        In recent years, our financial results have been influenced significantly by the availability of building lots, the timing of entitlement processes, the mix of products available for sale and the timing of settlements.

        The amount of time that it takes to bring a new development to market varies greatly depending on, among other things, the location and jurisdiction, governmental zoning and permitting processes, site development conditions, weather conditions, and the type of product to be constructed on the subject site. There can be a six- to 36-month lag time between the time we contract to purchase a site and the time we begin developing and/or delivering homes on the site. For example, a site that requires entitlement processing takes longer than a site where we purchase finished building lots. Additionally, condominium homes take longer to construct than townhouses and single-family homes and high-rise developments take longer to construct than low-rise developments. As a result of this lag, it has been our experience that an increasing lot inventory in one period does not necessarily correlate to increasing sales in the immediately following periods. Thus, there are both market risks and benefits associated with the lag time between controlling a property and realizing revenue from the property.

        We can experience significant variation from one period to the next with respect to average price per new order and average settlement revenue. This variation often results from shifts in the mix of products being sold during the period. While it is most typical that single-family homes are priced higher than townhouses or condominiums, it is possible that during a given period, orders and deliveries may include townhouses, based on location, that price higher than single-family homes. Likewise, in any project in any period, condominium units may produce higher average per unit sales prices and/or settlement revenues. Lower average per unit orders or settlements do not necessarily indicate that margins have been eroded or that profits have been reduced. Average settlement revenue can be both higher and lower than average price per new order in the prior period based on the mix of available product for sale.

        For the 12 month periods ended December 31, and the three month periods ended March 31, the approximate average order prices for our market rate homes (which excludes county government mandated affordable housing program units sold at a discount) were as follows:

	12-month period ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
SUMMARY
Townhouse	$226,700	$271,430	$342,457	$324,400	$400,700
Single Family	$415,150	$443,400	$460,066	$419,300	$616,400
Condominium	$302,900	$343,560	$380,548	$369,000	$414,900

        We have made significant investments over the past three years to become a fully integrated and diversified home building operation with a wide spectrum of skills and a substantial pipeline of building lot inventory. The costs of our expansion and diversification were most evident in 2002 and 2003 as we experienced delays developing our inventory of land due to entitlement delays and extreme weather conditions. In 2002, these delays were principally caused by demand for development and construction entitlements and permitting at a pace that exceeded the ability of the local municipalities to respond. Severe weather exacerbated these delays. The result was a temporary shortage of building lot inventory from which we could sell homes and an increase in our land position and backlog. Consequently, we posted negative growth in 2002 and slower than expected growth in 2003. Towards the end of 2003 we began to realize the benefits of a replenished and diversified building lot inventory. At March 31, 2005, we either owned or controlled under option agreements over 4,000 building lots.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments, or SFAS 123R. SFAS 123R is a revision of SFAS 123 and supersedes APB No. 25. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements and establishes fair value as the measurement objective in accounting for share-based payment arrangements. SFAS 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005, and applies to all awards granted, modified, repurchased or cancelled after the effective date, and all outstanding portions of awards granted prior to the effective date which are unvested as the effective date of the pronouncement. Entities may adopt the provisions of SFAS 123R using either the modified prospective or modified retrospective application. Under the modified prospective method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosure. For periods before the required effective date, the modified retrospective application may be applied to either (a) all prior years for which SFAS 123 was effective or (b) only to prior interim periods in the year of initial adoption, on a basis consistent with the pro forma disclosures required for those periods by SFAS 123. We adopted SFAS 123R on January 1, 2004. Prior to December 17, 2004, we had no share-based payment transactions.

Critical Accounting Policies and Estimates

        Our consolidated and combined financial statements are prepared in accordance with generally accepted accounting principles, which require us to make certain estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates, including those related to the consolidation of variable interest entities, revenue recognition, impairment of real estate held for development and sale, warranty reserve and our environmental liability exposure. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates.

        A summary of significant accounting policies is provided in Note 2 to our audited consolidated and combined financial statements. The following section is a summary of certain aspects of those accounting policies that require our most difficult, subjective or complex judgments and estimates.

Consolidation of Variable Interest Entities

        In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46, "Consolidation of Variable Interest Entities," or FIN 46. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A variable interest entity is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Expected losses are the expected negative variability of an entity's net assets exclusive of its variable interests, and expected residual returns are the expected positive variability in the fair value of an entity's assets, exclusive of variable interests. Prior to the issuance of FIN 46, an enterprise generally consolidated an entity when the enterprise had a controlling financial interest in the entity through ownership of a majority voting interest.

        In December 2003, the FASB issued a revision of FIN 46, or FIN 46-R, clarifying certain provisions of FIN 46. We adopted the provisions of FIN 46-R on February 1, 2003 to the extent that they related to variable interest entities created on or after that date. For variable interest entities created before January 31, 2003, FIN 46-R was deferred to the end of the first interim or annual period ending after March 15, 2004. We fully adopted FIN 46-R effective March 31, 2004. Based on the provisions of FIN 46-R, we have concluded that whenever we option land or lots from an entity and pay a significant nonrefundable deposit, a variable interest entity is created under condition (ii) (b) of the previous paragraph. This is because we have been deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected theoretical losses if they occur. Therefore, for each variable interest entity created, we compute the expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46 to determine if we are deemed to be the primary beneficiary of the variable interest entity.

        The methodology used to evaluate our primary beneficiary status requires substantial management judgement and estimation. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the selling entity's expected profits and losses and the cash flows associated with changes in the fair value of the land under contract. Because we do not have any ownership interests in the entities with which we contract to buy land (such as LLCs), we may not have the ability to compel these entities to provide financial or other data to assist us in the performance of the primary beneficiary evaluation. This lack of direct information from the contracting entities may result in our evaluation being conducted solely based on the aforementioned management judgments and estimates. Further, where we deem ourselves to be the primary beneficiary of such an entity created after December 31, 2003 and that entity refuses to provide financial statements, we utilize estimation techniques to perform the consolidation. While management believes that our estimation techniques provide a reasonable basis for determining the financial condition of a entity that refuses to provide financial statements, the actual financial condition of the entity could differ from that reported. In addition, although management believes that our accounting policy is designed to properly assess our primary beneficiary status relative to our involvement with the entities from which we acquire land, changes to the probabilities and the cash flow possibilities used in our evaluation could produce different conclusions regarding our primary beneficiary status.

Revenue Recognition

        We primarily derive our earned revenues from the sale of residential property. We recognize residential revenue and all related costs and expenses when full payment has been received, title and possession of the property has been conveyed and risks and rewards of ownership transfer to the buyer and other sale and profit recognition criteria are satisfied. Management estimates of future costs to be incurred after the completion of each sale are included in cost of sales. A change in circumstances that causes these estimates of future costs to increase or revenues to decrease would significantly affect the profit recognized on these sales.

Impairment of Real Estate Held for Development and Sale

        Real estate held for development and sale includes land, land development costs, interest and other construction costs and is stated at cost or, when circumstances or events indicate that the real estate held for development or sale is impaired, at estimated fair value. Circumstances or events we consider important which could trigger an impairment review include the following:

  •
  significant negative industry or economic trends;

  •
  a significant underperformance relative to historical or projected future operating results;

  •
  a significant change in the manner in which an asset is used; and

  •
  an accumulation of costs significantly in excess of the amount originally expected to construct an asset.

        Real estate is stated at the lower of cost or estimated fair value using the methodology described as follows. A write-down to estimated fair value is recorded when we determine that the net book value exceeds the estimated selling prices less cost to sell. These evaluations are made on a property-by-property basis. When we determine that the net book value of an asset may not be recoverable based upon the estimated undiscounted cash flow, an impairment write-down is recorded. The evaluation of future cash flows and fair value of individual properties requires significant judgment and assumptions, including estimates regarding expected sales prices, development absorption and remaining development costs. Significant adverse changes in circumstances affecting these judgments and assumptions in future periods could cause a significant impairment adjustment to be recorded.

Warranty Reserve

        Warranty reserves for houses sold are established to cover potential costs for materials and labor with regard to warranty-type claims expected to arise during the one-year warranty period provided by us or within the five-year statutorily mandated structural warranty period. Since we generally subcontract our home building work, subcontractors are required to provide us with an indemnity and a certificate of insurance prior to receiving payments for their work. Claims relating to workmanship and materials are generally the primary responsibility of the subcontractors and product manufacturers. The warranty reserve is established at the time of closing, and is calculated based upon historical warranty cost experience and current business factors. Variables used in the calculation of the reserve, as well as the adequacy of the reserve based on the number of homes still under warranty, are reviewed on a periodic basis. Although management considers the warranty reserve to be adequate, there can be no assurance that this reserve will prove to be adequate over time to cover losses due to increased costs for material and labor, the inability or refusal of manufacturers or subcontractors to financially participate in corrective action, unanticipated adverse legal settlements, or other unanticipated changes to the assumptions used to estimate the warranty reserve.

Environmental Liability Exposure

        Development and sale of real property creates a potential for environmental liability on our part as owner and developer, for our own acts, as well as the acts of prior site owners, operators, transporters and off-site disposers of hazardous substances generated at the subject property, as well as prior and current owners and operators of adjacent parcels. If hazardous substances are discovered on or emanating from any of our properties, or from properties on which wastes generated on our properties were disposed, we may be held liable for costs and liabilities relating to those hazardous substances along with the prior site owners, operators, transporters and off-site disposers. We generally undertake environmental studies in connection with our property acquisitions, when warranted. If we incur environmental remediation costs in connection with properties we previously sold, including clean up costs, consulting fees for environmental studies and investigations, monitoring costs, and legal costs relating to clean up, litigation defense and the pursuit of responsible third parties, they will be expensed. We capitalize costs relating to land under development and undeveloped land as part of development costs. Costs incurred for properties to be sold are deferred and charged to cost of sales when the properties are sold. Should a previously undetected, substantial environmental hazard be found on our properties, significant liquidity could be consumed by the resulting clean up requirements and a material expense may be recorded. Further, governmental regulation on environmental matters affecting residential development could impose substantial additional expense on us, which could adversely affect our results of operations or the value of properties owned under contract, or purchased by us. For additional information regarding risks associated with environmental hazards and environmental regulation, see "Risk Factors—We are Subject to Certain Environmental Laws and the Cost of Compliance Could Adversely Affect our Business."

Internal Control Over Financial Reporting

        Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, among other material adverse consequences, our operating results could be misstated and our reputation may be harmed. Prior to our initial public offering in December 2004, we operated four primary independent privately held S-corporations and single purpose limited liability companies, or LLC. In the past we had produced audited individual S-corporation and a number of LLC financial statements that did not contemplate eliminations for inter-company transactions. Early in the process of preparing for our initial public offering, we recognized the need to produce audited combined consolidated financial statements. After having produced combined consolidated financial statement for the four S-corporations, it was decided that based on a disparity of ownership between the shareholders (which we determined represented a substantive exchange) we would, upon consolidation, need to treat Comstock Service as an acquired company for accounting purposes and therefore we produced a separate audit for that company. We then produced combined consolidated financial statements for the remaining three S-corporations, the Predecessor.

        Prior to our initial public offering, we had never needed to produce audited combined financial statements for the Predecessor. As a result, we did not maintain a system of internal controls that was adequate for producing combined consolidated financial statements such as those that would be needed as a public company. In preparing the audited financial statements included in this prospectus we modified several of our policies and procedures and created numerous new policies and procedures to remedy problems identified with our internal control structure that existed prior to December 31, 2003. Subsequent to December 31, 2003, we have, among other things, supplemented our accounting staff with, among others, a Chief Financial Officer (promoted from Vice President of Finance), a Chief Accounting Officer, a Corporate Controller and an Assistant Controller, to attempt to establish an infrastructure appropriate for reporting as a public company.

        In connection with the audit of the combined consolidated financial statements of the Predecessor for the three years ended December 31, 2003, in July 2004 our independent registered public accounting firm reported to our board of directors several matters that are "reportable conditions" and "material weaknesses" that existed in our internal controls as defined in standards established by the American Institute of Certified Public Accountants. In general, reportable conditions are significant deficiencies in our internal controls that, if not addressed, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. A material weakness is a reportable condition in which internal controls do not reduce to a low level the risk that undetected misstatements caused by error or fraud may occur in amounts that are material to audited financial statements.

        The conditions resulting in the material weaknesses gave rise to a number of adjustments under generally acceptable accounting principles, and adjustments relating to the completeness and accuracy of certain underlying data, which materially changed the Predecessor's financial statements between initial presentation and issued audit. The material weaknesses, as reported in July 2004 to our board of directors in connection with their audit of the financial statements of the Predecessor for the three years ended December 31, 2003, are summarized below:

  •
  Our accounting system had significant limitations with respect to the process of preparing combined consolidated financial statements. In response to this recommendation, as of September 2004, we have designed a series of tools to work with our existing accounting system which have the ability to generate more detailed reporting for the purpose of producing combined consolidated financial statements. We have initiated a search for a new accounting software platform that will better serve our needs as a public company. This search is being lead by our Chief Accounting Officer with assistance from our Director of Information Technology.

  •
  Our policies and procedures with respect to record retention were deemed inadequate. In addition, we needed to enhance our policies and procedures with respect to the formal review and documentation by management of business performance. In response to this recommendation we have initiated a formal policy for records retention and documentation by management of business performance. Subsequent to December 31, 2003, we began producing quarterly fluctuation reports and management discussion of the results of operations. We have formed a Disclosure Committee comprised of senior managers and initiated an internal reporting procedure for senior management that is to be completed prior to the release of financial statements in an effort to assure completeness of information with respect to the analyses prepared. The process of internal and external reporting is overseen by our Chief Financial Officer.

  •
  We needed to increase and improve our in-house accounting staff in preparation for the requirements of financial reporting as a public company. Subsequent to December 31, 2003, we promoted our Vice President of Finance to the position of Chief Financial Officer and hired a Chief Accounting Officer with extensive public company reporting experience. We reassigned the responsibility for accounting to our Chief Accounting Officer with day-to-day oversight by our Chief Financial Officer. In addition, we created the position of Assistant Controller to work closely with the Corporate Controller who had been hired in late November 2003. We believe this additional staff, along with additional staff level personnel, provides the resources necessary to remedy the deficiencies in our controls identified by our independent registered public accounting firm. We have retained internal auditors and consultants to work closely with our Chief Accounting Officer to prepare for compliance under Section 404 of the Sarbanes-Oxley Act. We have a timeline which provides us an opportunity to conduct internal audits of our controls and procedures prior to December 31, 2005, when we will be subject to an audit of our internal controls and procedures.

  •
  Our policies and procedures with respect to the capitalization of selling, general and administrative costs as real estate held for development and sale and released into cost of sales at settlement were deemed to be inaccurate. The result of the inaccurate capitalization of selling, general and administrative expenses was that accurate reporting of expenses was delayed. Since the three-year audit presented herein is the first combined consolidated audit of the Predecessor, there was no restatement associated with this change in policy and procedure. We have adjusted our policy with respect to the capitalization and recognition of selling, general and administrative expenses. The effect of this change in policy was on timing of profit recognition and resulted in increased gross margins from previously reported non-consolidated financial statements. This change in policy was effected historically throughout our three-year audited combined consolidated financial statements for the period ending December 31, 2003.

  •
  Our policies and procedures for accruals with respect to period end cut-off were deemed to be insufficient to properly present our financial position with respect to accrued expenses. The result of the inaccurate accrual and release of completion expenses was that accurate reporting of profits was delayed. This change in policy affected the timing of reported profits, not cumulative reported profits. Since the three-year audit presented herein is the first combined consolidated audit of the Predecessor there was no restatement associated with this change in policy and procedure. We adjusted our policy with respect to accruals for estimable and probable expenses associated with unit settlements. We have established formal procedures for reviewing these estimates on a quarterly basis for completeness. This change in policy was effected retroactively and is reflected in our three-year audited combined consolidated financial statements.

  •
  Our policies and procedures with respect to the approval and documentation of related party transactions needed to be formalized so that we could ensure the fairness of these transactions and proper inclusion of these transactions in our financial statements. We have adopted a new procedure for presenting all related party transactions to our board of directors and our audit committee for approval. Our procedure requires that our Chief Financial Officer, assuming he is not party to the related party transaction, coordinate with the independent members of our board of directors and audit committee in evaluating the fairness of related party transactions.

        We believe that the remedial measures described above address the material weaknesses identified by our independent registered public accounting firm. We were able to accurately report our financial condition and results of operations for the year ended December 31, 2004 and the three months ended March 31, 2005 without any reportable conditions or material weaknesses having been reported, and we believe that we will continue to be able to accurately report on a timely basis our financial condition and results of operations. However, the process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We have had limited operating experience with the improvements we have made to date. We cannot be certain that the measures we have taken to date or any future measures will adequately remedy the material weaknesses reported by our independent registered public accounting firm. Our independent registered public accounting firm has not formally evaluated the measures we have taken or plan to take to address any material weaknesses. For a description of risks associated with our internal controls, please see "Risk Factors—Being a public company will require us to significantly enhance our controls over the preparation of financial statements in order to ensure the detection, in a timely manner, of misstatements that could occur in our financial statements in amounts that may be material."

Results of Operations

Three months ended March 31, 2005 compared to three months ended March 31, 2004

  Orders and Backlog

        New orders for the three months ended March 31, 2005 increased $56.2 million, or 119.2%, to $103.3 million on 246 homes as compared to $47.1 million on 132 homes for the three months ended March 31, 2004. This increase in new orders was primarily attributable to an increase in saleable inventory resulting from the opening of new projects including the Commons at Williams Square (47 orders), the Woodlands at Round Hill (12 orders), the Commons on Potomac Square (20 orders) and the Eclipse at Potomac Yard (74 orders).

        The average sale price per new order for the three months ended March 31, 2005 increased by $63,000 to $420,000 as compared to $357,000 for the three months ended March 31, 2004. This change was attributable to both a shift in product mix that included a significant number of higher-priced condominium sales derived from the opening at our Eclipse at Potomac Yard project and the opening of our new large-lot single family home community at the Woodlands at Round Hill, and general price appreciation in the Washington, DC area, especially in the townhouse market where we took new orders for 61 townhouses at an average price of $451,000. On average, the sale price of our townhouses increased $76,300 to $400,700 for the three months ended March 31, 2005 as compared to $324,400 for the three months ended March 31, 2004. On average, the sale price of our single-family homes increased by approximately $197,100 during the three months ended March 31, 2005 to $616,400 from $419,300 for the three months ended March 31, 2004. The average sale price of our condominiums increased by $45,900 to $414,900 for the three months ended March 31, 2005 as compared to $369,000 for the three months ended March 31, 2004.

        Our backlog at March 31, 2005 increased $184.8 million, or 291.1%, to $248.3 million on 615 homes as compared to our backlog at March 31, 2004 of $63.5 million on 93 homes. This increase in backlog is primarily attributable to sales at the Eclipse project in Arlington, Virginia which represented approximately $138.6 million of the backlog at March 31, 2005. In addition, backlog increased due to delays we experienced in obtaining building permits as a result of the adoption of new building code standards. The delays in permitting caused delays in home starts which delayed the release of sold units from backlog. In addition, our Raleigh operation, which had not previously been included in our reported backlog, represented backlog of $5.8 million at March 31, 2005.

  Revenues

        The number of homes delivered for the three months ended March 31, 2005 increased by 69.6% to 78 from 46 homes for the three months ended March 31, 2004. Average per settlement revenue increased by approximately $36,000 to $365,000 for the three months ended March 31, 2005 as compared to $329,000 for the three months ended March 31, 2004. Home building revenues increased by $13.4 million, or 88.1%, to $28.5 million for the three months ended March 31, 2005 as compared to $15.1 million for the three months ended March 31, 2004. Total revenue increased $10.8 million to $28.7 million for the three months ended March 31, 2005 as compared to $17.9 million in the three months ended March 31, 2004. The increase in deliveries and revenue for the three months ended March 31, 2005 is in large part attributable to the completion of the first mid-rise condominium building at River Club at Belmont Bay 5 (16 settlements), the continued development at projects such as Blooms Mill (18 settlements) and the delivery of the final mid-rise buildings at Wescott Ridge (27 settlements). Total revenue increases were in part offset by a $2.5 million reduction in other revenue for the three months ended March 31, 2005 as compared to the three months ended March 31, 2004. This reduction is the result of our consolidation with Comstock Service which eliminated inter-company administrative and production other revenue.

  Cost of sales and selling, general and administrative expenses

        Cost of sales for the three months ended March 31, 2005 increased $5.1 million, or 41.3%, to $17.6 million, or 61.3% of revenue, as compared to $12.5 million, or 69.7% of revenue, for the three months ended March 31, 2004. The increase in cost of goods sold during the three months ended March 31, 2005 as compared to the three months ended March 31, 2004, is directly attributable to the increase in deliveries. The decrease of 8.4 percentage points in cost of goods sold as a percentage of revenue is primarily attributable to low cost of sales as a percentage of revenue at Blooms Mill and Wescott Ridge where we were able to reduce our estimated costs to complete for development and thereby lower development allocations on the units which settled at these projects during the three months ended March 31, 2005. Gross margin at Blooms Mill for the three months ended March 31, 2005 was 40.9% and the gross margin at Wescott Ridge for the three months ended March 31, 2005 was 50.2%. In addition, our consolidation with Comstock Service eliminated inter-company other revenue which represented lower gross margins than those generated from homebuilding. This elimination helped increase overall gross margins.

        Selling, general and administrative costs for the three months ended March 31, 2005 increased $2.6 million or 107.8% to $5.0 million as compared to $2.4 million for the three months ended March 31, 2004. This increase was the result of additional staffing costs ($500,000) accounting and legal expenses ($400,000) board fees and stock compensation ($400,000), insurance costs ($200,000), consulting fees ($200,000) promotion ($100,000) and other miscellaneous expenses associated with our growth in staffing and land acquisition efforts ($400,000). In addition, our consolidation with Comstock Service increased our selling, general and administrative expenses by $400,000. Selling, general and administrative expenses represented 17.6% of total revenue for the three months ended March 31, 2005 as compared to 13.6% for the three months ended March 31, 2004.

  Operating income

        Operating income for the three months ended March 31, 2005 increased $3.1 million to $6.1 million, as compared to $2.9 million for the three months ended March 31, 2004. Operating margin for the three months ended March 31, 2005 was 21.1% as compared with 16.7% for the three months ended March 31, 2004. The 4.4 percentage point increase in operating margin is primarily attributable to the 8.4 percentage point increase in gross margin which outpaced the 4.5 percentage point increase in selling, general and administrative expenses as a percentage of total revenue.

  Other (income) expense, net

        Other (income) expense, net increased by $100,000 to a net income of $36,000 for the three months ended March 31, 2005 as compared to net expense of $63,000 for the three months ended March 31, 2004. The increase in other (income) expense net is primarily attributable to interest earned on our cash balances generated as a result of the proceeds from our initial public offering.

  Income before minority interest

        Our income before minority interest increased by $3.2 million, or 108.9%, to $6.1 million for the three months ended March 31, 2005 as compared to $2.9 million for the three months ended March 31, 2004. Net margin before minority interest as a percentage of revenues increased by 4.9 percentage points to 21.3% for the three months ended March 31, 2005, as compared to 16.4% for the three months ended March 31, 2004. The increase in net income before minority interests was a result of the increase in operating income ($3.1 million) and a reduction in other (income) expenses, net of $100,000.

  Minority interest

        Minority interest expense decreased by $800,000, or 100.0%, to $1,000 for the three months ended March 31, 2005 as compared to $800,000 for the three months ended March 31, 2004. This decrease is the result of our repurchase or redeemption the minority interest in four of our limited liability company subsidiaries including Comstock Investors V, L.C., Comstock Investors VI, L.C., Comstock Potomac Yard, L.C. and Comstock North Carolina, L.L.C.

  Income taxes

        On December 17, 2004, we reorganized from a group of S corporations to a C corporation. As a result, income tax expense increased $2.3 million for the three months ended March 31, 2005 as compared to no income tax expense for the three months ended March 31, 2004. Our combined effective tax rate for both current and deferred provisions for this period was 38.0%.

Year ended December 31, 2004 compared to year ended December 31, 2003

  Orders and Backlog

        New orders for the year ended December 31, 2004 increased $155 million, or 224.6%, to $224.2 million on 608 homes as compared to $69.1 million on 208 homes for the year ended December 31, 2003. This increase in new orders was primarily attributable to the opening of our Eclipse at Potomac Yard project during the second half of the year. Including Comstock Service, which was acquired on December 17, 2004, the value of new orders for the year ended December 31, 2004 was $241.0 million on 665 units.

        The average sale price per new order for the year ended December 31, 2004 increased by $49,000 to $369,000 as compared to $320,000 for the year ended December 31, 2003. This change was attributable to both a shift in product mix that included a significant number of higher-priced condominiums sales derived from the opening of our Eclipse at Potomac Yard project during the year ended December 31, 2003 and general price appreciation in the Washington, DC area. On average, the sale price of our townhouses increased $90,300 to $361,700 for the year ended December 31, 2004 as compared to the year ended December 31, 2003. On average, the sale price of our single-family homes increased by approximately $65,300 during the year ended December 31, 2004 to $508,700 from $443,400 at December 31, 2003. The average sale price of our condominiums increased by $37,400 to $381,000 for the period ending December 31, 2004 as compared to $343,600 for the period ended December 31, 2003. Including Comstock Service, the changes for the year ended December 31, 2004 were a $71,000 increase in the average sale price of a townhouse to approximately $342,500; a $16,700 increase in the average sale price of a single family home to approximately $460,100; and a $37,000 increase in the sales price of a condominium to approximately $380,500.

        Our backlog at December 31, 2004, which includes Comstock Service, increased $138.2 million, or 438.4%, to $174.6 million on 329 homes compared to our backlog at December 31, 2003 of $31.5 million on 93 homes. This increase in backlog is primarily attributable to sales at the Eclipse project in Arlington, Virginia which represented approximately $105 million of the backlog at December 31, 2004.

  Revenues

        The number of homes delivered in the year ended December 31, 2004 increased by 62.3% to 263 from 162 homes in the year ended December 31, 2003. Average per settlement revenue increased by approximately $25,000 to $328,000 for the year ended December 31, 2004 as compared to $303,000 for the year ended December 31, 2003. Home building revenues increased by $37.9 million, or 77.3%, to $87.0 million for the year ended December 31, 2004 as compared to $49.1 million for the year ended December 31, 2003. Total revenue increased $40.5 million to $96.0 million for the year ended December 31, 2004 as compared to $55.5 million in the year ended December 31, 2003. The increase in deliveries and revenue from December 31, 2003 to December 31, 2004 are in large part attributable to the opening of new communities and the release of inventory for sale in late 2003 at projects such as Blooms Mill (137 deliveries in 2004) and Emerald Farm (20 deliveries in 2004). In addition, the beginning of deliveries in the first building at Belmont Bay 5 (11 deliveries in 2004) and the completion of Flynns Crossing (49 deliveries in 2004) contributed to the increase. The $25,000 increase in average per settlement revenue also contributed to the increase. Total revenue increased in part due to the delivery of 30 lots at Blooms Mill to another homebuilder during the year ended December 31, 2004 for $3.9 million of Other Revenue which was an increase of 13 units and $1.7 million from the year ended December 31, 2003.

  Cost of sales and selling, general and administrative expenses

        Cost of sales for the year ended December 31, 2004 increased $22.2 million, or 53.3%, to $64.0 million, or 66.6% of revenue, as compared to $41.8 million, or 75.2% of revenue, for the year ended December 31, 2003. The increase in cost of goods sold during the year ended December 31, 2004 as compared to the year ended December 31, 2003 is directly attributable to the increase in deliveries. The reduction of 8.6 percentage points in cost of goods sold as a percentage of revenue is primarily attributable to the cost basis in the land which was settled during the year ended December 31, 2004 which represented a lower percentage of revenue as compared to the cost basis of the land settled during the year ended December 31, 2003. For the year ended December 31, 2004, land costs for units settled represented 17% of total revenue as compared to 20% for the year ended

December 31, 2003. The increase in gross margin was also partially attributable to price increases in the market which in general outpaced increases in costs of goods sold.

        Selling, general and administrative costs for the year ended December 31, 2004 increased $6.2 million to $11.9 million from $5.7 million for the year ended December 31, 2003. This increase was the result of additional staffing costs of $3.6 million to support our growth and to provide the staffing required of a public company, increased marketing expenses of $1.2 million, and increased audit fees of $1.4 million associated with historical periods presented in our initial public offering. As a percentage of revenue, and as a result of expenses associated with preparation for our initial public offering selling, general and administrative expenses increased by 2.1 percentage points to 12.4% during the year ended December 31, 2003 from 10.3% during the year ended December 31, 2002.

  Operating income

        Our operating income for the year ended December 31, 2004 increased $12.1 million to $20.1 million as compared to $8.1 million for the year ended December 31, 2003. Our operating margin for the year ended December 31, 2004 was 20.9% compared with 14.5% for the year ended December 31, 2003. The increase in operating margin is attributable to an increased gross margin that outpaced the increase in sales, general and administrative expenses as a percentage of revenue. The increase in margin resulted in large part from reductions in land and house costs as a percentage of revenue.

  Other (income) expense, net

        Other (income) expense, net increased by $1.0 million to a net expense of $0.9 million for the year ended December 31, 2004 as compared to net income of $44,000 for the year ended December 31, 2003. The increase in Other (income) expense net is primarily attributable to interest from a corporate working capital line of credit ($0.4 million) and a pre-payment premium associated with the early retirement of $2.5 million of the facility ($0.5 million).

  Income before minority interest

        Our income before minority interest increased by $11.1 million, or 137.2%, to $19.2 million for the year ended December 31, 2004 as compared to $8.1 million for the year ended December 31, 2003. Net margins as a percentage of revenues increased by 5.4% to 20.0% for the year ended December 31, 2004 from 14.6% for the year ended December 31, 2003. The increase in net income before minority interests was a result of the increase in deliveries (101 units) and corresponding gross profit generated by those settlements ($18.3 million). This increase was offset by the increase in sales, general and administrative expenses ($6.2 million).

  Minority interest

        Minority interest increased by $3.0 million, or 129.0%, to $5.3 million for the year ended December 31, 2004 as compared to $2.3 million for the year ended December 31, 2003. This increase is primarily the result of increased income earned by Comstock Investors, VI a limited partnership in which the minority interest partners have been subsequently redeemed.

  Income taxes

        On December 17, 2004, we reorganized from an S corporation to a C corporation. For the period December 17, 2004 to December 31, 2004 we recorded a net income tax benefit of $241,000. Of this amount, $290,000 represents the current year income tax expense on earnings from December 17, 2004 to December 31, 2004 and $531,000 represents a deferred tax benefit arising from the reorganization. Our effective tax rate net of deferred income taxes for this period was (1.71%). In future periods we expect our effective tax rate to be significantly higher and we expect income tax expense to be a more significant expense which will have a material impact on our net income. We do expect to receive tax rate relief as a result of the American Jobs Creation Act of 2004.

Year ended December 31, 2003 compared to year ended December 31, 2002

  Orders and backlog

        New orders for the year ended December 31, 2003 increased $40.2 million, or 139%, to $69.1 million on 216 homes as compared to $28.9 million on 101 homes for the year ended December 31, 2002. This increase in new orders was primarily attributable to an increase in the demand for our products in the Washington, D.C. market and the increased availability of lots at our Blooms Mill, Emerald Farm and Flynns Crossing communities during the course of the year. Sales for the year ended December 31, 2002 were lower due in part to the shortage of inventory of building lots available for sale. This shortage resulted from the inability of the municipalities in which we operate to keep pace with new development and construction permitting requests. While we expect to continue to experience such delays, we do not anticipate such delays having a significant impact on us in the near future. The delays we experienced as a result of time spent processing land during 2002 created a natural opportunity for increased orders in 2003. Increases in saleable inventory during the period are partially attributable to the resolution of several infrastructure limitations within the counties in which we operate that had in the recent past restricted the release of development and building permits. For example, the water moratorium we experienced at our Emerald Farm and Riverside developments resulted in no new permits being issued for either development during late 2002 and early 2003.

        The average sale price per new order for the year ended December 31, 2003 increased by $34,000 to $320,000 as compared to $286,000 for the year ended December 31, 2002. This change was attributable to a shift in product mix that included a significant number of higher-priced townhouse sales derived from the opening of our Blooms Mill development during the year ended December 31, 2003 and higher average overall price points than was derived from inventory settled for the year ended December 31, 2002. On average, the sale price of townhouses increased $44,730 to $271,430 for the year ended December 31, 2003 as compared to the year ended December 31, 2002. Our single-family homes increased by approximately $28,250 during the year ended December 31, 2003 to $443,400 from $415,150 at December 31, 2002. The average sale price of our condominiums increased by $40,660 to $343,560 for the period ending December 31, 2003 as compared to $302,900 for the period ended December 31, 2002.

        Our backlog at December 31, 2003 increased $20.0 million, or 175%, to $31.5 million on 93 homes compared to our backlog at December 31, 2002 of $11.5 million on 39 homes. This increase in backlog is attributable to increases in orders during the second half of the year resulting from the increased demand for our products in the Washington, D.C. market and due to the increased availability of saleable building lots in our developments. Several projects that were in the approval review process at the beginning of the period received approvals necessary for initiation of development or construction during the second half of 2003, increasing inventory of building lots available for sale. As a result of the timing of sales and a year that experienced record rainfall, inventory under construction could not be converted into settlements by the end of 2003. Increased undelivered inventory increased our backlog at December 31, 2003.

  Revenues

        The number of homes delivered in the year ended December 31, 2003 increased by 30.6% to 162 from 124 homes in the year ended December 31, 2002. Average per settlement revenue increased by approximately $66,000 to $303,000 for the year ended December 31, 2003 as compared to $237,000 for the year ended December 31, 2002. Home building revenues increased by $19.7 million, or 67.0%, to

$49.0 million for the year ended December 31, 2003 as compared to $29.4 million for the year ended December 31, 2002. Total revenue increased $20.8 million to $55.5 million for the year ended December 31, 2003 as compared to $34.8 million in the year ended December 31, 2002. The increase in deliveries and revenue from December 31, 2002 to December 31, 2003 are in large part attributable to the delivery in the quarter ended December 31, 2003 of homes sold during the quarters ended June 30, 2003 and September 30, 2003. Significant price appreciation in the Washington, D.C. market also led to increases in revenues during the year ended December 31, 2003. The addition of single-family homes at Blooms Mill and the conversion into revenue of the increases in order prices at Wescott Ridge Condominiums, where average settlement revenue increased approximately $25,660, increased settlement revenue during the year ended December 31, 2003 as compared to the year ended December 31, 2002.

  Cost of sales and selling, general and administrative expenses

        Cost of sales for the year ended December 31, 2003 increased $15.0 million, or 55.7%, to $41.8 million, or 75.2% of revenue, as compared to $26.8 million, or 77.2% of revenue, for the year ended December 31, 2002. The two percentage point change in cost of sales as a percentage of home building revenues is attributable to the sale of finished lots during 2003. Increases in total cost of sales are primarily attributable to an increase in settlements during the year ended December 31, 2003 and the associated capitalized costs of sales of those settlements that were expensed during the year ended December 31, 2003 as cost of sales. Since costs associated with development and construction are capitalized into real estate held for development and resale as incurred and released pro rata as units and/or finished lots settle, cost of sales is directly related to revenue. As such, higher settlement revenues for the year ended December 31, 2003 resulted in an increased cost of sales. Extended construction and development periods resulting from severe weather during the second half of the year ended December 31, 2003 contributed to increased carrying costs on the homes and lots that were settled during the year ended December 31, 2003. In addition, the competition for skilled labor and subcontractors increased during the year ended December 31, 2003 causing an increase in per unit labor costs. Price appreciation in the market was sufficient, however, to offset these increases.

        Selling, general and administrative costs for the year ended December 31, 2003 increased $2.0 million to $5.7 million from $3.7 million for the year ended December 31, 2002. This increase was the result of additional staffing costs of $300,000 to support our growth, increased marketing expenses of $800,000, and general inflation with respect to the goods and services of $900,000. As a percentage of revenue, selling, general and administrative expenses decreased to 10.3% during the year ended December 31, 2003 from 10.7% during the year ended December 31, 2002.

  Operating income

        Our operating income for the year ended December 31, 2003 increased $3.8 million to $8.1 million as compared to $4.2 million for the year ended December 31, 2002. Our operating margin for the year ended December 31, 2003 was 14.6% compared with 12.1% for the year ended December 31, 2002. The increase in operating margin in spite of increased cost of sales is attributable to selling, general and administrative expenses that did not experience a similar increase as a percentage of revenue during the year ended December 31, 2003. The increase in margin resulted in large part from leverage gains in our fixed cost structure, increased deliveries and price appreciation.

  Other (income) expense, net

        Other (income) expense, net increased by $54,000 to a net income of $44,000 for the year ended December 31, 2003 as compared to a net expense of $10,000 for the year ended December 31, 2002. Other (income) expense net is primarily comprised of miscellaneous items including financing fees and fees from the rental of model homes to mortgage brokers.

  Income before minority interest

        Our income before minority interest increased by $3.9 million, or 93.0%, to $8.1 million for the year ended December 31, 2003 as compared to $4.2 million for the year ended December 31, 2002. Net margins as a percentage of revenues increased by 2.5% to 14.6% for the year ended December 31, 2003 from 12.1% for the year ended December 31, 2002. This increase is primarily attributable to the selling, general and administrative expenses that increased but did not increase pro rata to revenue growth during the year ended December 31, 2003. As a result, income increased due to leverage gains in our fixed price structure, increased deliveries and price appreciation.

  Minority interest

        Minority interest increased by $1.6 million, or 250%, to $2.3 million for the year ended December 31, 2003 as compared to $664,000 for the year ended December 31, 2002. This increase is primarily the result of increased income to the minority shareholders in Comstock Investors VI, L.C. of $1.0 million and Comstock Investors V, L.C. of $400,000.

Liquidity and Capital Resources

        We require capital to post deposits on new deals, to purchase and develop land, to construct homes, to fund related carrying costs and overhead and to fund various advertising and marketing programs to facilitate sales. These expenditures include engineering, entitlement, architecture, site preparation, roads, water and sewer lines, impact fees and earthwork, as well as the construction costs of the homes and amenities. Our sources of capital include, and will continue to include, funds derived from various secured and unsecured borrowings, operations which include the sale of constructed homes and finished lots, and the sale of equity securities. Our currently owned and controlled inventory of home sites will require substantial capital to develop and construct.

        In production home building, it is common for builders such as us to employ revolving credit facilities whereby the maximum funding available under the facility exceeds the maximum outstanding balance allowed at any given time. Our overall borrowing capacity may be constrained by loan covenants which limit the ratio of our total liabilities to our total equity. This revolving debt will typically provide for funding of an amount up to a pre-determined percentage of the cost of each asset funded. The balance of the funding for that asset is provided for by us as equity. The efficiency of revolving debt in production home building allows us to operate with less overall debt capital than would be required if we built each project with long-term amortizing debt. At March 31, 2005, we had approximately $66.9 million of equity financing (including minority interest), $161.6 million of debt financing (including our distribution payable to our pre-initial public offering stockholders) and $48.0 million of cash. As discussed in more detail below, we believe that funds generated from the sale of our equity securities, operations and borrowings under our credit facilities will provide us with sufficient capital to meet our currently expected capital needs.

Limited Liability Companies and Minority Interest Members

        Since 1999, we have formed several LLCs in which there were minority interests to fund one or more developments. At March 31, 2005, we were the managing member of one active minority-interest LLC (Comstock North Carolina, LLC) that had provided limited capital to our operation as well as three inactive minority interest LLCs. This active minority-interest LLC generated approximately $300,000 of equity financing for us. The terms of the operating agreements of our minority-interest LLCs vary by LLC but they generally include the following characteristics:

  •
  We are the managing member;

  •
  Priority members (the minority members) receive priority with respect to cash distributions until such time as they have received a pre-determined return, which ranges from 20% to 30%;

  •
  After the return has been achieved we share in the profits of the partnership with interests ranging from 67% to 87%;

  •
  The managing member may not use the funds of the LLC for developments other than those stipulated in the operating agreement without the approval of a majority of the members;

  •
  Other than as allowed in the operating agreement, funds may not be loaned to other entities; and

  •
  These LLCs are consolidated within our financial statements for reporting purposes.

        As of March 31, 2005, we have paid approximately $6.5 million, inclusive of initial capital invested, out of the proceeds of our initial public offering to purchase substantially all of the outstanding minority membership interests in these minority-interest LLCs.

Credit Facilities

        At March 31, 2005, we had approximately $294.4 million available under existing secured revolving, development and construction loans for planned construction and development expenditures. A majority of our debt is variable rate, based on LIBOR or the prime rate plus a specified number of basis points, typically ranging from 100 to 375 basis points over the LIBOR rate and 50 to 100 basis points over the prime rate. As a result, we are exposed to market risk in the area of interest rate changes. At March 31, 2005, the one-month LIBOR and prime rates of interest were 2.87% and 5.75%, respectively, and the interest rates in effect under our existing secured revolving development and construction and secured mezzanine credit facilities ranged from 5.07% to 16.0%. For information regarding risks associated with our level of debt and changes in interest rates, see "Business-Risk Factors" and "Quantitative and Qualitative Disclosures About Market Risk."

        We have generally financed our development and construction activities on a project basis so that, for each project we develop and build, we have a separate credit facility. Accordingly, we have numerous credit facilities. While the loan agreements relating to these various facilities contain certain covenants, they generally contain few, if any, material financial covenants. Typically, our loan agreements contain covenants requiring us to:

  •
  obtain agreements of sale for a specified number of homes within a specified time period, with the number of homes and time period varying by project;

  •
  in the case of facilities entered into directly by our project-based subsidiaries, maintain minimum equity levels, typically in the range of 10% to 20% of the project's cost;

  •
  in the case of facilities entered into directly by us, maintain minimum tangible net worth levels, typically in the range of $3.0 million to $5.0 million, and minimum leverage ratios, typically of five-to-one or less;

  •
  maintain control of any subsidiary that is a party to the applicable loan agreement;

  •
  complete any construction which is the subject of the loan agreement without significant delay and in accordance with the approved plan;

  •
  notify the lender immediately if we receive a claim of material lien with respect to any services, labor or material furnished in connection with applicable construction, and to remove any such lien within a specified number of days after the date the lien was filed;

  •
  maintain certain minimum levels of insurance;

  •
  provide inventory status reports and financial statements and other inventory and financial information periodically and as reasonably requested by the lender;

  •
  furnish the lender with copies of all notices received by us claiming any breach or potential breach of any contracts related to the construction, claiming or asserting a right to a lien for work performed or materials provided in connection with construction, or from any governmental authority asserting that the land or construction which is the subject of the loan agreements may or does violate any law or regulations;

  •
  not enter into leases affecting the land or the construction which is the subject of the applicable loan agreements without the prior written consent of the lender;

  •
  not obtain subordinate financing on the land, construction or other property granted as security under applicable loan agreements without the prior approval of the lender; and

  •
  not sell or otherwise dispose of any of the land or the construction other than in the normal course of the business of the project subject to applicable loan agreements.

        As of March 31, 2005, we were in compliance with the financial covenants set forth in our loan agreements.

        In order to obtain some of our current credit facilities, which were entered into in some cases by us and in other cases by our project-based subsidiaries, we were generally required to obtain guaranties by one or more of the now-consolidated primary holding companies as well as Christopher Clemente, our Chairman and Chief Executive Officer, and Gregory Benson, our President and Chief Operating Officer, in their personal capacities. At March 31, 2005, such parties guaranteed approximately $76.1 million under our credit facilities. In connection with the consolidation of our operations, we are in the process of replacing the guarantees provided by Messrs. Clemente and Benson with guarantees provided by us.

        From time to time, we employ subordinated and unsecured credit facilities to supplement our capital resources or a particular project or group of projects. Our lenders under these credit facilities will typically charge interest rates that are substantially higher than those charged by the lenders under our senior and secured development and construction credit facilities. These credit facilities will vary with respect to terms and costs. As of March 31, 2005, the annual rate of interest on these facilities ranged from 12% to 14%. At March 31, 2005, we had approximately $8.9 million outstanding under these subordinate and unsecured facilities. We intend to continue to use these types of facilities on a selected basis to supplement our capital resources.

        We are considering replacing our credit facilities with one or more larger facilities, which may reduce our aggregate debt financing costs. We would be the borrower and primary obligor under this larger facility or facilities, and we anticipate the indebtedness will be secured, nonrecourse and based on an available borrowing base.

Cash Flow

        Net cash provided by/(used in) operating activities was $11.1 million for the year ended December 31, 2004, $(32.4 million) for the year ended December 31, 2003 and $(7.9 million) for the year ended December 31, 2002. In 2004, the primary source of the increase in cash from operating activities was attributable to increases in net income and accounts payable which were only partially offset by increased investments in real estate held for development and sale. In 2003, the primary source of the decrease in cash from operating activities was attributable to increased investment in real estate held for development and sale which was offset by minority interest investment and an increase in accounts payable and accrued liabilities. In 2002, the primary source of the decrease in cash from operating activities was attributable to increased investment in real estate held for development and sale which was offset by minority interest investment and an increase in accounts payable and accrued liabilities. Net cash provided by/(used in) operating activities was $(100.2) million for the three months ended March 31, 2005, as compared to $2.3 million for the three months ended March 31, 2004. For the three months ended March 31, 2005, the decrease in cash was primarily attributable to investment in real estate held for development and sale. For the three months ended March 31, 2004, the increase in cash from operating activities was primarily attributable to increases in accounts payable and receivables.

        Net cash provided by/(used in) investing activities was $1.0 million for the year ended December 31, 2004, $67,000 for the year ended December 31, 2003 and $(1.1 million) for the year ended December 31, 2002. In 2004, the primary source of the increase in cash from investing activities was attributable cash received from the acquisition of Comstock Service (as discussed in Note 2 and Note 4 of the accompanying consolidated financial statements). In 2003, the primary source of the increase in cash from investing activities was attributable distributions from real estate partnerships. In 2002 the primary source of the decrease in cash from investing activities was attributable to an investment in a real estate partnership. Net cash provided by/(used in) investing activities was $(25,000) for the three months ended March 31, 2005 and $(100,000) for the three months ended March 31, 2004. For the three months ended March 31, 2005, the decrease in cash from investing activities was primarily attributable to the purchase of property, plant and equipment. For the three months ended March 31, 2004, the decrease in cash from investing activities was primarily attributable to an investment in property, plant and equipment.

        Net cash provided by/(used in) by financing activities was $38.3 million for the year ended December 31, 2004, $40.8 million for the year ended December 31, 2003 and $10.6 million for the year ended December 31, 2002. The primary source of the increases in cash from financing activities for the period ended December 31, 2004 was attributable to net proceeds received from our initial public offering which were partially offset by distributions paid to stockholders. The primary source of the increases in cash from financing activities for the periods ended December 31, 2003 and December 31, 2002 were the proceeds from notes payable and contributions from minority interest shareholders. Net cash provided by/(used in) by financing activities was $70.0 million for the three months ended March 31, 2005 and $(636,000) for the three months ended March 31, 2004. The increase in cash from financing activities for the three months ended March 31, 2005, was primarily attributable to proceeds from notes payable. The decrease in cash from financing activities for the three months ended March 31, 2004 was primarily attributable to the payment of notes payable.

Material Acquisitions

        In December 2003, we purchased approximately 4.5 acres of unimproved land in Arlington, Virginia, which is expected to yield approximately 470 condominium units and 80,000 square feet of retail space. Our purchase price was approximately $21.5 million. The estimated project cost for this development is $160 million. We entered into a new senior construction credit facility for this project in the estimated amount of $119.3 million and a mezzanine credit facility of approximately $28.2 million.

        In November 2004, we entered into an option contract to purchase 424 completed rental apartments in Fairfax, Virginia for the purpose of converting them to for-sale condominiums. Our purchase price is approximately $75 million with anticipated construction costs for upgrades of approximately $12 million. Upon closing in February 2005 we entered into a new $67 million senior acquisition and construction facility for this project.

        In December 2004, we entered into an option contract to purchase 103 completed rental apartments in Loudoun County, Virginia for the purpose of converting them to for-sale condominiums. Our purchase price is approximately $17 million with anticipated construction costs for upgrades of approximately $5 million. Subsequent to closing in March 2005, we entered into a new $16 million senior acquisition and construction facility.

        We are currently party to non-binding letters of intent to acquire:

  •
  a parcel which includes a total of approximately 447 undeveloped townhouse, single family and condominium lots;
  •
  a parcel on which we expect to develop a high rise condominium which will include approximately 260 units;
  •
  a parcel which includes a total of approximately 594 undeveloped single family home lots; and
  •
  a parcel which includes a total of approximately 340 developed single family and townhouse lots.

In addition, we have entered into an option contract to purchase a total of approximately 187 undeveloped single family home lots and we expect to enter into a binding contract in June 2005 to purchase a 258-unit condominium redevelopment project. We anticipate the aggregate purchase price for these properties would be approximately $132 million. There is no guarantee that we will execute a purchase contract with respect to any of these properties or that we will complete any of these acquisitions.

Contractual Obligations and Commercial Commitments

        In addition to the above financing arrangements, we have commitments under certain contractual arrangements to make future payments for goods and services. These commitments secure the future rights to various assets and services to be used in the normal course of operations. For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. In accordance with current accounting rules, the future rights and obligations pertaining to such firm commitments are not reflected as assets or liabilities on the consolidated balance sheet. The following table summarizes our contractual and other obligations at March 31, 2005, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	1—3 years	3—5 years	More than 5 years
	($ in thousands)
Notes payable	$161,625	$28,607	$130,503	$2,515	$—
Operating leases	2,978	483	1,938	557	—

Total	$164,603	$29,090	$132,441	$3,072	$—

        Notes payable have an undefined repayment due date and are typically due and payable as homes are settled.

        We are not an obligor under, or guarantor of, any indebtedness of any party other than for obligations entered into by the subsidiaries of one of the now-consolidated primary holding companies.

        We have no off-balance sheet arrangements except for the operating leases described above.

        As discussed in Note 3 in the accompanying consolidated financial statements as of March 31, 2005, we have posted aggregate non-refundable deposits of $425,000 on $33.6 million worth of land purchase options.

Seasonality and Weather

        Our business is affected by seasonality with respect to orders and deliveries. In the markets in which we operate, the primary selling seasons are from January through May as well as September and October. Orders in other months typically are lower. In addition, the markets in which we operate are four-season markets that experience significant periods of rain and snow. Construction cycles and efforts are often adversely affected by severe weather.

Inflation

        Inflation can have a significant impact on our business performance and the home building industry in general. Rising costs of land, transportation costs, utility costs, materials, labor, overhead, administrative costs and interest rates on floating credit facilities can adversely affect our business performance. In addition, rising costs of certain items, such as lumber, can adversely affect the expected profitability of our backlog. Generally, we have been able to recover any increases in costs through increased selling prices. However, there is no assurance we will be able to increase selling prices in the future to cover the effects of inflation and other cost increases.

New Accounting Pronouncements

Consolidation of variable interest entities.

        We typically acquire land for development at market prices from various entities under fixed price purchase agreements. The purchase agreements require deposits that may be forfeited if we fail to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts. We may, at our option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of its intent not to acquire the land under contract. Our sole legal obligation and economic loss for failure to perform under these purchase agreements is typically limited to the amount of the deposit pursuant to the liquidating damage provision contained within the purchase agreement. As a result, none of the creditors of any of the entities with which we enter into forward fixed price purchase agreements have recourse to our general credit. We also do not share in an allocation of either the profit earned or loss incurred by any of these entities with which we enter fixed price purchase agreements.

        We have concluded that whenever we option land or lots from an entity and pay a significant nonrefundable deposit as described above, a variable interest entity is created under the provisions of FIN 46-R. This is because we have been deemed to have provided subordinated financial support, which refers to variable interest that will absorb some or all of an entity's expected theoretical losses if they occur. We therefore examine the entities with which we enter into fixed price purchase agreements, for possible consolidation by us under FIN 46-R. This requires us to compute expected losses and expected residual returns based on the probability of future cash flows as outlined in FIN 46-R. This calculation requires substantial management judgments and estimates. In addition, because we do not have any contractual or ownership interests in the entities with which we contract to buy the land, we do not have the ability to compel these development entities to provide financial or other data to assist us in the performance of the primary beneficiary evaluation.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows, due to adverse changes in financial and commodity market prices and interest rates. We are exposed to market risk in the area of interest rate changes. A majority of our debt is variable rate based on LIBOR and prime rate, and, therefore, affected by changes in market interest rates. Based on current operations, as of March 31, 2005, an increase/decrease in interest rates of 100 basis points on our variable rate debt would have resulted in a corresponding increase/decrease in interest actually incurred by us of approximately $1.4 million in a fiscal year, a significant portion of which would be capitalized and included in cost of sales as homes are delivered. As a result, the effect on net income would be deferred until the underlying units settled and the interest was released to cost of goods sold. Changes in the prices of commodities that are a significant component of home construction costs, particularly lumber, may result in unexpected short-term increases in construction costs. Because the sales price of our homes is fixed at the time a buyer enters into a contract to acquire a home and we generally contract to sell our homes before construction begins, any increase in costs in excess of those anticipated at the time of each sale may result in lower consolidated operating income for the homes in our backlog. We attempt to mitigate the market risks of the price fluctuation of commodities by entering into fixed price option contracts with our subcontractors and material suppliers for a specified period of time, generally commensurate with the building cycle. These contracts afford us the option to purchase materials at fixed prices but do not obligate us to any specified level of purchasing.

OUR BUSINESS

Overview

        We are a production home builder that has substantial experience building a diverse range of homes from single-family homes to townhouses and mix-use condominium developments in both high density and urban infill areas as well as suburban communities. We focus on geographic areas, products and price points where we believe there is significant demand for new housing and high profit potential. We currently operate in the Washington, D.C. and Raleigh, North Carolina markets where we target a diverse range of buyers, including first-time, early move-up, secondary move-up, empty nester move-down and active adult home buyers. We believe that this demographic represents a significant and stable segment of home buyers in our markets. Since our founding in 1985, we have built and delivered over 2,650 homes valued at over $625 million.

        Over the past several years we have successfully expanded our business model to include the development of land for our home building operations as a complement to the purchasing of finished building lots developed by others. In addition, we have recently expanded into the development, redevelopment and construction of residential high-rise and mid-rise condominium complexes. We are currently experiencing the benefits of these expansions. For the three months ended March 31, 2005, our revenue and operating income increased over the same period in 2004 by 60.7% and 103.2%, respectively. The book value of our real estate held for development and sale has increased by $106.9 million from $104.3 million at December 31, 2004 to $211.2 million at March 31, 2005.

        Our markets have generally been characterized by strong population and economic growth trends that have led to strong demand for housing. We believe that these markets provide attractive long-term growth opportunities. At March 31, 2005, our backlog from home sales was approximately $248.3 million, representing 615 homes, compared to approximately $63.5 million, representing 93 homes, at March 31, 2004. Including Comstock Service, our backlog at December 31, 2003 and 2004 was approximately $36.4 million, representing 113 homes and $174.6 million, representing 329 homes, respectively. At March 31, 2005, we either owned or had options to acquire over 4,000 building lots. At March 31, 2005, we had backlog of $248.3 million from home sales.

Our Competitive Strengths

        We believe we possess the following competitive strengths:

        Committed and experienced management. We have been developing land and building single-family homes and townhouses since 1985 under the leadership of our current Chairman and Chief Executive Officer. Our President and Chief Operating Officer joined us in 1991. Most of our senior executives have been with us for at least five years. Many of our senior executives and managers have over 15 years of experience in the home building industry with some having over 30 years of experience.

        Attractive land position. At March 31, 2005, we owned or controlled over 4,000 lots in our markets including our backlog. In our business we define lots as individually saleable housing units. We believe that restrictions on the development of new lots in our markets have increased, and will continue to increase, the market value of our land position. Our land planning, processing and development expertise allows us to acquire land positions in various stages of the entitlement process, which we believe provides us greater opportunities than many of our competitors. We intend to continue to utilize our land acquisition and development process to further develop an attractive land inventory.

        Creative approach to land acquisition and development. We have developed a specialized, selective approach to land acquisition and development, focused on maximizing the value of each parcel. We have extensive knowledge regarding all aspects of the site selection, land planning, entitlement and development processes relative to all types of new home developments, from suburban single-family homes, townhouses and low-rise condominiums to high-rise, mixed-use urban condominium developments. We have significant experience in dealing with the governmental and regulatory authorities that govern the site development and entitlement processes. We leverage this knowledge and experience to manage development risk and create more value from the land that we acquire. Our knowledge and experience also allow us to be active in the development of urban mixed-use projects, which puts us in the position of acquiring and developing parcels of land that many of our competitors are not able to pursue.

        Diversified product mix. Our products range from traditional single-family homes, townhouses and low-rise condominiums designed for suburban settings, to contemporary townhouses and high-rise condominiums designed for urban settings, and highly amenitized buildings targeting the active adult home buyer. This product mix allows us to diversify our risks in fluctuating market conditions by ensuring that we are positioned to attract a broad segment of the home buying population. We design all of our products to be attractively priced and value oriented.

        Broad customer base. By offering a wide variety of affordably-priced products in distinctly different types of locations we serve a broad customer base including first-time, early move-up, secondary move-up, empty nester move-down and active adult home buyers. First-time and early move-up home buyers make up a significant percentage of home buyers. The ownership of a home is a high priority for a large percentage of the population in the United States. We believe the growth in immigration of almost one million immigrants per year in the 1990s has increased the number of potential home buyers in America and has helped fuel growth in the first-time and early move-up home buyer market. In addition, we believe the large "baby boom" population in the United States is aging and is increasing demand for secondary move-up, empty nester move-down and active adult new homes. Active adult refers to age-restricted developments that require at least one of the primary owners of the homes in the development to be at least 55 years old. As the baby boom generation ages, we believe that housing developments focused on this segment of the population will garner a larger share of the market.

        Quality control and customer service. We strive to provide a high level of customer service during the sales and construction process as well as after a Comstock home is sold. Our sales representatives, on-site construction supervisors and post-closing customer service personnel work as a team in an attempt to ensure a high level of customer satisfaction. Our sales staff receives extensive training in understanding the needs of the customer and assisting them in the selection of a Comstock home and mortgage program that meets their requirements. As part of our commitment to quality assurance, each Comstock home is subject to a series of 25 stringent construction quality inspections covering virtually every aspect of the construction process. Our customer service personnel are trained to promptly and thoroughly address any concerns that our customers may have and also provide our home buyers with home maintenance training and advice. We believe this high level of attention to quality assurance in the construction process and focus on our customers' post-closing experience has earned Comstock a reputation for delivering high-quality products and excellent customer service. We believe this ultimately leads to enhanced customer satisfaction and additional sales through referrals.

        Brand recognition. We believe the "Comstock" brand is strong and widely recognized in the Washington, D.C. and Raleigh, North Carolina markets. We license the "Comstock" trademark from Christopher Clemente, our Chairman and Chief Executive Officer. We plan to maintain and enhance this brand and continue to live up to our reputation for building homes marked by quality and value.

        Extensive selection of options and upgrades. Our home buyers can choose from hundreds of options and upgrades to customize their homes to meet their individual preferences. These options and upgrades include exterior finishes, bonus rooms, additional bathrooms and upgraded bath finishes, upgraded appliances, cabinets and countertop surfaces in the kitchen, decorative trims, various flooring finishes, fireplaces, lighting packages and technology options such as high speed data cabling, in-home stereo systems, in-home theatres and built-in flat screen televisions. We believe that by making many upgraded features available as options at an additional cost we are able to keep our products affordable to a greater number of potential home buyers. The availability of these options allows us to meet individual home buyer preferences while enhancing profitability through the sale of optional features.

Our Growth Strategy

        Our business strategy is to focus on geographic areas, products and price points where we believe there is a significant demand for new housing and high profit potential. Our strategy has the following key elements:

        Build in and expand with the strong growth markets in which we currently operate. We believe there are significant opportunities for growth in our existing markets. We plan to maintain and expand our business in the Washington, D.C. and Raleigh, North Carolina markets to capitalize on their robust economies and continued population growth. We expect the growth in these two markets to continue. We plan to utilize our strong regional presence and our extensive experience in the these markets to expand our operations in both markets through acquisition of additional land, and we may acquire local home builders whose operations would complement ours and enhance our competitive position in the marketplace.

        Acquire and develop a high-margin land inventory. We believe that our market knowledge and experience in land entitlement and development enable us to successfully identify attractive land acquisition opportunities, efficiently manage the process of obtaining development rights and maximize land value. We have the expertise to acquire land positions in various stages of the entitlement and development process, which we believe provides us more opportunities to build land inventory than many of our competitors. We intend to continue to utilize our land acquisition and development process to further develop an attractive land inventory. As a complement to our development strategy, we will continue to grow our land inventory through acquisition of finished lots from other developers. We believe our network of relationships and broad recognition in our core markets gives us an advantage over some of our competitors in acquiring finished lots. In addition, since we can often acquire options on large numbers of finished lots with minimal deposits, this strategy allows us to cost-effectively control significant land positions with reduced risk. As such, we intend to continue to option land positions whenever possible.

        Create opportunities in areas overlooked by our competitors. We believe there is a significant market opportunity for well-designed, upscale homes in urban and suburban areas in close proximity to transportation facilities. Local governments in our markets, especially the Washington, D.C. market, have modified zoning codes in response to mounting traffic concerns to allow for high-density residential development near transportation improvements. In our experience, buyers place a premium on new homes in developments within these areas. We believe that our townhouse and condominium products, along with our substantial experience in dealing with both the market and regulatory requirements of urban mixed-use developments, enable us to identify and create value in land parcels often overlooked by larger production home builders. As a result, we believe we can achieve higher overall margins on our products than larger production home builders who are only focused on volume. We plan to continue to focus on developing and creating these opportunities within our core markets.

        Focus on a broad segment of the home buying market. Our single-family homes, townhouses and condominiums are designed and priced to appeal to a wide segment of the home buying market. We serve a broad customer base including first-time, early move-up, secondary move-up, empty nester move-down and active adult home buyers. We believe first-time and early move-up home buyers are a significant portion of home buyers and have in the past, we believe, been more resistant to market downturns. We believe that the aging of the American population makes it more likely that a significant percentage of the population will continue to be attracted to secondary move-up, empty nester move-down and active adult products as well. We expect our diversified product offerings to position us to benefit from the projected population growth in our core markets and the aging population in America, and to provide a degree of protection against market fluctuations.

        Expand into selected new geographic markets within our region. We intend to expand into selected new geographic markets in the eastern United States through both start-up operations and acquisitions of other home builders that have strategic land positions, strong local management teams and sound operating principles. In evaluating expansion opportunities, we prefer new markets that are easily reached from our headquarters in northern Virginia in order to enhance our ability to integrate the acquired operation into our core operation. We expect to target new markets that have favorable demographic and economic trends where we believe we will be able to achieve sufficient scale to successfully implement our business strategy. While we are currently evaluating various potential expansion opportunities, we have not identified any specific geographic markets into which we intend to expand our operations.

        Expand into the growing active adult market. Many localities are adopting zoning rules that encourage construction of mixed-use and active adult developments. We expect the large and aging baby boom population in the United States to fuel growth in the active adult market of the home building industry. As the baby boom generation ages, we anticipate that housing developments focused on this population will capture a larger share of the market. We believe this growing segment of the population will also likely be attracted to the urban convenience and activities available in upscale urban active adult developments. Active adult developments are often favored by local governments because they increase the tax base while requiring fewer government-funded services and infrastructure, such as schools and summer programs, as compared to traditional developments that attract families. We believe that we are well positioned to take advantage of this growing demand.

        Maximize our economies of scale. As a production home builder, we construct a large number of homes each year. In many instances, we utilize plans we have built numerous times which allows us to minimize cost through value engineering resulting from previous field experience. We are also able to coordinate labor and material purchasing under bulk contracts thereby reducing unit costs. As a result, we are able to realize economies of scale in the purchase of raw materials, supplies, manufactured inputs and labor. As we expand, we will seek to maximize these benefits through purchasing arrangements with national and regional vendors.

Our Operations

        We integrate the process of building a home by carefully controlling each phase of the process from land acquisition to the construction, marketing and sale of a home. During every stage of the process we manage risk and focus on products, geographic areas and price points that maximize our revenue and profit opportunities.

Land Identification and Acquisition

        We believe that by controlling and managing a significant portion of our land inventory we are better able to manage our growth in accordance with our business plan.

        We acquire land for our home building operations both as finished building lots and as raw land that we develop. We primarily acquire land that has vested development rights. Often we contract to purchase land from land developers that will maintain ownership of the land through the entitlement process. Similarly we often will contract to purchase finished building lots from land developers that will maintain ownership of the land through the land development process. When we purchase land in this manner we typically will provide our home building expertise to the seller in order to ensure the land is developed in a manner consistent with our plans for the project. By contracting to purchase land that is owned by the land developer during the entitlement and development process we minimize the risks associated with seeking entitlements and performing land development.

        We also buy land that we develop into building lots ourselves. We generally buy undeveloped land when we are developing high-density projects because the product design is often integrated into the site development operations. We also buy land that we develop into traditional building lots when we believe the additional risk associated with developing the land is manageable and the return on investment will likely be enhanced. We routinely purchase these sites after the development rights have been secured, which eliminates or substantially reduces risks associated with seeking entitlements.

        We have recently begun to engage in the business of converting existing rental apartment properties to for-sale condominium projects. This process involves the purchase of existing structures which may be new and never occupied or may be occupied by tenants with leases of varying duration. When we purchase these properties we subdivide the units and form a condominium association. In these projects we will usually invest capital in the improvement of the common areas and exteriors. If the properties are occupied, as the tenants' leases expire we will renovate the interiors of the apartments and then sell each apartment as an individual condominium unit. These conversion projects typically produce lower profit margins than our standard real estate development projects. However, since they take significantly less time to complete than our real estate development projects, they tend to generate higher returns on invested capital. We expect to continue to acquire condominium conversion and similar projects to the extent quality opportunities present themselves.

        Our land acquisition and development process is managed by our executive land committee that includes representatives from our various business departments. This committee meets regularly to evaluate prospective land acquisitions and evaluates several factors that could affect the outcome of a project under consideration. These factors include:

  •
  supply and absorption rates of similar new home projects;

  •
  supply and absorption rates of existing homes in the area;

  •
  projected equity requirements;

  •
  projected return on invested capital;

  •
  status of land development entitlements;

  •
  projected net margins of homes to be sold by us;

  •
  projected absorption rates;

  •
  demographics, school districts, transportation facilities and other locational factors; and

  •
  competitive market positioning.

        We focus on opportunities that we believe have the potential to generate revenue on home sales as well as appreciation in land value through the application of our expertise. Many of the sites we select may be overlooked by large, national competitors due to the complexity of zoning and entitlement issues or other development characteristics of the site. Our acquisition due diligence process involves a high level of scrutiny which includes a variety of analyses, including land title examination, applicable zoning evaluations, environmental analyses, soil analyses, utility availability studies, and marketing studies that review population and employment trends, school districts, access to regional transportation facilities, prospective home buyer profiles, sales forecasts, projected construction costs, labor and material availability, assessment of political risks and other factors.

Land Entitlement and Development

        We manage development opportunities and risks through our entitlement process.

        We have extensive knowledge and experience in all aspects of the site selection, land planning, entitlement and land development processes. Specifically, we have significant experience in dealing with the governmental and regulatory authorities that govern the site selection, development and zoning processes. Entitlement is the process by which a local government determines the density it will permit to be developed on a particular property. Entitlements and development permits are often obtained through negotiations with local governmental authorities. This process often involves consultation with various parties, including the local homeowner associations, federal governmental agencies and environmental protection groups. Infrastructure improvements, such as sewers, roads, utilities and transportation improvements are often required to be built in connection with the development of a parcel of land.

        Our experience and knowledge allow us to effectively negotiate with all concerned parties in an attempt to ensure the costs of the improvements associated with obtaining entitlements are commensurate with the development potential of the subject property. We can quickly assess the likely approvals on a particular property in the early stages of our due diligence process. As a result, we can control the details of development, from the design of each community entryway to the placement of streets, utilities and amenities, in order to efficiently design a development that we expect will improve our ability to maximize the potential return on our investment in the property. We seek to manage development risk by acquiring options to purchase properties after the approval of the necessary entitlements, while assuming control of their entitlement process, thereby deferring acquisition of the property until all necessary entitlements are obtained.

        At times, we may sell lots and parcels within our developments to other home builders. This enables us to create a more well-rounded community. As of March 31, 2005, we either owned or controlled under option agreements over 4,000 building lots in our market. Of that inventory we owned approximately 50% of the building lots and controlled the balance of the building lots through option or deferred settlement contracts. Accordingly, we are able to reduce the risk associated with ownership of the land in our inventory. We expect to expand our inventory of building lots through additional acquisitions of finished building lots and development sites.

Sales and Production

        We have a wide variety of product lines and custom options for our products that enable us to meet the specific needs of each of our markets and each of our home buyers. We believe that our diversified product strategy enables us to best serve a wide range of home buyers and adapt quickly to changing market conditions. We continually reevaluate and improve upon our existing product designs and develop new product offerings to keep up with changing consumer demands and emerging market trends.

        Our single-family homes range in size from approximately 2,000 square feet to over 6,000 square feet and are priced from the $300,000s to the $900,000s. Our townhouses range in size from approximately 1,200 square feet to over 4,500 square feet and are priced from the $100,000s to the $600,000s. Unlike many of our traditional home building competitors, we also design, sell and build mid-rise and high-rise condominiums. We believe that our condominium products are particularly well-suited to the high-density, infill and active adult home buyer market. Our condominiums range in size from approximately 400 square feet to over 2,400 square feet and are priced from the $200,000s to the $800,000s. Our average new order price for the year ended December 31, 2004 was $369,000.

        We typically act as the general contractor in the construction of our single-family homes, townhouses and mid-rise condominium buildings. On projects where we offer these product lines our employees provide land development management, construction management, material purchasing and quality control supervision on the homes we build. Substantially all construction work on these types of projects is done by subcontractors that contract directly with us and with whom we typically have an established relationship. On our high-rise and mixed-use developments where we typically build concrete structures, we engage a general contractor for the site preparation and construction management, and typically we have a fixed price or a gross maximum price contract with the selected bonded general contractor. In these instances the subcontractors that perform the construction work are typically contracted directly with the general contractor that we select. On projects where we offer these product lines our employees provide land development oversight management, construction quality supervision and construction management services. In all instances we follow generally accepted management procedures and construction techniques which are consistent with local market practices. We believe that we comply with local and state building codes on all of our developments.

        We seek to obtain favorable purchasing arrangements with our vendors and subcontractors using our leverage as a production home builder. We typically enter into forward contracts with our vendors for the construction materials used in building our homes. This process allows us to manage the pricing risk associated with fluctuating prices for the materials, such as lumber. We do not have long-term contracts with our subcontractors but in general we have contracts that fix the price of work being provided on homes that have been sold.

        We primarily build our single-family homes after contracts are signed and mortgage approval has been obtained by the home buyer. We generally begin construction of our townhouses and condominiums after we have obtained customer commitments for a significant percentage of the units in the building. Depending on the market conditions and the specific community, we may also build speculative homes. Most of these homes are sold while under construction or are used as model homes during the marketing phase of the project. We closely monitor our inventory of speculative units applying a measured approach to unit production in keeping with sales absorption. On occasion we will sell a completed model home to a third party investor purchaser who is willing to lease back the home to us for use during the marketing phase of a project.

        To facilitate the sale of our products, we normally build, decorate, furnish and landscape model homes for each product line and maintain onsite sales offices. In most cases, we employ in-house commissioned sales personnel to sell our homes. On occasion we will contract for marketing services with a third party brokerage firm. All personnel engaged in the sale of Comstock homes receive extensive training in the sales process. We strive to provide a high level of customer service during the sales process. Through relationships that we have created with our preferred mortgage lenders and utilization of a proprietary custom marketing program, we are able to help our customers prepare for home ownership and obtain a mortgage tailored to their specific needs.

        Our NextHome™ programs are designed to assist our customers in many aspects of purchasing a Comstock home, as follows:

  •
  DownRight™—a program designed to help identify ways to meet the down payment requirements of a new home purchase;

  •
  Tailor Made™—a program with unique financing products and agreements with major lenders that tailor a monthly payment in order to make home ownership affordable in any interest rate climate;

  •
  Get It Sold™—a program designed to help our customers sell their current home quickly and efficiently in order to facilitate their purchase of a new Comstock home;

  •
  All@Home™—a program enabling our customers to design technology solutions for their new Comstock home to meet their individual specifications;

  •
  Built Right™—a quality assurance program incorporating quality assurance inspections with high-quality materials; and

  •
  Home Style™—an optional upgrade program providing hundreds of options to choose from to customize a new Comstock home to suit the specific desires of our customers.

Our Communities

        We currently have communities under development in Arlington, Fairfax, Loudoun, Culpepper and Prince William counties in Virginia. In Maryland we are currently active in Frederick County. In North Carolina we have active communities in Wake County. The following chart summarizes certain information for our active and in development communities at March 31, 2005:

	As of March 31, 2005
Project	Status(1)	Estimated Units at Completion	Units Settled	Backlog(2)	Lots Owned Unsold	Lots under Option Agreement Unsold	Average Sales Price
Virginia
Blooms Mill Townhouses 20°	Active	91	89	—	2	—	$272,202
Blooms Mill Townhouses 22°	Active	113	29	39	45	—	$406,657
Blooms Mill Carriage	Active	91	33	40	18	—	$439,745
Blooms Mill Singles	Active	35	33	—	2	—	$486,785
Commons on Potomac Square	Active	192	—	20	172	—	232,260
Commons on Williams Square	Active	180	—	62	118	—	$346,585
Countryside	Active	102	—	—	102	—	n/a
The Eclipse on Center Park	Active	465	—	355	110	—	$390,379
Penderbrook	Active	424	—	—	424	—	n/a
River Club at Belmont Bay 5	Active	84	27	41	16	—	$448,719
Woodlands at Round Hill	Active	65	1	16	48	—	$705,781
Wescott Ridge — ADUs(3)	Active	37	34	3	—	—	$76,920

Total Virginia Active		1,879	246	576	1,057	—	$380,603
Total Virginia Active Weighted Average(4)							$243,801
Aldie Singles	Development	15	—	—	—	15	n/a
Barrington Park	Development	134	—	—	—	134	n/a
Blakes Crossing	Development	130	—	—	—	130	n/a
Brandy Station	Development	350	—	—	—	350	n/a
Loudoun Station Condominiums	Development	484	—	—	—	484	n/a
River Club at Belmont Bay 8&9	Development	600	—	—	—	600	n/a
Total Virginia Development		1,713	—	—	—	1,713

Total Virginia		3,592	246	576	1,057	1,713
Maryland
Emerald Farm	Active	84	40	23	21	—	$423,594

Total Maryland		84	40	23	21	—

North Carolina
Allyn's Landing	Active	117	11	2	104	—	$222,824
Beckett Crossing	Active	115	101	8	6	—	$311,994
Delta Ridge II Townhouses	Active	41	40	—	1	—	$174,256
Kelton at Preston	Active	56	22	4	30	—	$304,356
Wakefield Plantation	Active	57	27	2	28	—	$458,538

Total North Carolina Active		386	201	16	169	—	$294,394
Total North Carolina Active Weighted Average(4)							$290,868
Holland Road	Development	90	—	—	—	90	n/a
Total North Carolina Development		90	—	—	—	90

Total North Carolina		476	201	16	169	90
TOTAL ACTIVE		2,349	487	615	1,247	—
TOTAL DEVELOPMENT		1,803	—	—	—	1,803
TOTAL		4,152	487	615	1,247	1,803
Joint Ventures
North Shore Condominiums	Active	196	—	5	191	—	$294,422
North Shore Townhouses	Active	163	20	1	142	—	$236,152

Total Joint Ventures		359	20	6	333	—

GRAND TOTAL		4,511	507	621	1,580	1,803

(1)
"Active" communities are open for sales. "Development" communities are in the development process and have not yet opened for sales.

(2)
"Backlog" means we have an executed order with a buyer, inclusive of lot sales, but the settlement has not yet taken place.

(3)
"ADUs" are affordable dwelling units.

(4)
Weighted average is calculated as total estimated homes at completion for projects with average sales prices multiplied by average sales price divided by total of estimated homes at completion (i.e.: S (estimated homes at completion × average sales price) ÷ S estimated homes at completion).

Virginia

        Blooms Mill is a 377-unit development in Manassas, Virginia. This development offers a mix of single-family homes, attached carriage homes and townhouses. The development offers amenities that include a community club, swimming pool and "family friendly" street plan all in a traditional village setting. In May of 2003 we contracted to sell 47 developed lots in this development to another home builder. At March 31, 2005, we had settled all 47 of these lots. This project is expected to continue to settle townhouses and carriage homes into the first half of 2006.

        Commons on Potomac Square is planned to be a 192-unit mid-rise condominium complex in Loudoun County, Virginia. The complex will consist of up to four buildings. The project is positioned for first-time homeowners and is intended to offer significant appeal to renters in the market seeking to move up to home ownership. Sales opened in late 2004 with the first settlements expected in early 2006 with the balance of the settlements expected during 2006 and early 2007.

        Commons on William Square is a 180-unit two-over-two townhouse condominium development in Prince William County, Virginia. The project was originally designed to accommodate a mid-size apartment complex. Based on our understanding of zoning and our creative approach to land use, our land development group redesigned the project to maximize available density using a unique, stacked townhouse product with private integral garages and a common entrance way. Sales opened in the fourth quarter of 2004 with settlements expected to begin in the second half of 2005 and continue in 2006.

        Countryside is a 102-unit apartment complex in Sterling, Virginia that we intend to convert to condominiums. We acquired the property in March 2005. We expect to invest in significant improvements to the common areas and exteriors of the buildings prior to selling the units. Sales are expected to commence during third quarter of 2005 with approximately half of the settlements to occur in 2005.

        The Eclipse on Center Park is a 465-unit high-rise condominium complex in Arlington County, Virginia. Located at Potomac Yard, just minutes from downtown Washington, D.C., the Pentagon and Reagan National Airport, the Eclipse is designed as an upscale, urban-style mixed-use complex with residential condominiums being built above an 80,000 square foot retail complex that will host a grocery store and other convenience oriented retailers. Upper floors will have views of the Potomac River and the monuments in Washington, D.C. Sales opened in the second quarter of 2004 with settlements projected to begin in the second half of 2006 and continue in the first quarter of 2007.

        Penderbrook is a rental apartment complex which we are converting to a 424-unit condominium project in the Fair Oaks area of Fairfax County, Virginia. We acquired the property in February 2005. We expect to make a significant investment in renovations at this project including common areas, building exteriors and units heating systems. Sales opened in April 2005 with settlements expected to begin in the second quarter of 2005 and continue into the first quarter of 2006.

        River Club at Belmont Bay 5 is a three-building, 84-unit condominium development located at the convergence of the Potomac and Occoquan Rivers at Belmont Bay in Woodbridge, Virginia. The project has an 18-hole golf course, full-service marina and a Virginia Rail Express commuter train station on site. The project consists of three 28-unit upscale mid-rise concrete condominium buildings with open rooftop decks overlooking the water and the golf course. At March 31, 2005, we had delivered 27 of these units in the first building. We expect to deliver the remaining buildings and the balance of the units in late 2005.

        Woodlands at Round Hill is located in western Loudoun County, Virginia, the fastest growing county in the United States in 2004. This large lot single-family home development has 65 lots of three or more acres each. We are serving as the developer of the site, and we are currently building road and utility infrastructure for the home sites. This project opened for sales in 2004. We expect settlements to begin in 2005 and continue through 2006.

        Wescott Ridge is a 170-unit mid-rise condominium development in Fairfax, Virginia. The complex consists of 10 buildings and is conveniently located near major transportation routes and suburban employment and shopping centers. Amenities at Wescott Ridge include elevators, private indoor garages and a community swimming pool. The project includes 37 units of affordable dwelling units (ADUs) which were pre-sold to Fairfax County. These units will be sold by Fairfax County at a discount to market value to individuals with incomes in an established range. At March 31, 2005 the project was sold out with only three ADUs left to settle.

        Aldie Singles is a 15-unit in development in Aldie, Virginia. The community is planned to have 15 single family homes on approximately 1 to 3 acres and above home sites. At March 31, 2005 the project was under contract. The project is expected to be ready to open for sales in late 2006 with settlements expected to begin in 2007.

        Barrington Park is a 134-unit mid-rise, walk-up, garden style condominium development in Manassas Park, Virginia. We acquired the land in March 2005. We are currently in the process of finalizing the site plan and we expect to open for sales in the second half of 2005 with settlements beginning in 2006.

        Blakes Crossing is currently being designed as a 130-unit mixed-use parcel in Culpeper, Virginia which will be a combination of townhouses and retail sites. We acquired the land in March 2005. We are currently in the process of determining the optimal site plan configuration for this site. We expect to receive site plan approval for this project during 2006 and open for sales by early 2007. We expect to sell the retail portion of this parcel when site plan approval is received. Settlements are expected to begin in late 2007 or early 2008.

        Brandy Station is a 350-unit single-family home development in Culpeper, Virginia. The project is currently under contract while we manage it through the entitlement process. We will close on the property when approvals have been received. We expect to open for sales in 2007.

        Loudoun Station Condominiums is a being planned as an up to 484 unit mid-rise condominium complex located in Ashburn, Virginia. The project is part of a high-density, transit-oriented, mixed-use development which is modeled after the successful Reston Town Center in Reston, Virginia. When completed, Loudoun Station will be at the terminus of the planned Metro extension past Washington Dulles International Airport and will have an approximately 1,500 for-sale and rental residential units. Loudoun Station will also have over one million square feet of retail and commercial space. Sales of our condominiums are expected to begin in late 2005 or early 2006. We have a right of first refusal on the balance of the residential units in the development.

        River Club at Belmont Bay 8 & 9 is planned as a 600-unit active adult condominium community located at the convergence of the Potomac and Occoquan Rivers at Belmont Bay in Woodbridge, Virginia. This development is designed as a combination of nine- and five-story buildings with open rooftop decks overlooking the water and golf course. The project will be deed-restricted such that one of the buyers for each unit must be 55 years of age or older and will include active adult lifestyle amenities, such as a health and wellness center, a business center, guest accommodations and swimming pools. Sales are expected to begin in 2006 with settlements expected to commence in late 2006.

Maryland

        Emerald Farm is an 84-unit development of single-family homes in Frederick, Maryland. The development is conveniently located near major transportation routes. Frederick, Maryland recently abated a water moratorium that had shut down development in the area. Since the abatement, the demand for new housing in Frederick is extremely strong. The project has been open for sales since 2000 and is expected to be completed in late 2006.

North Carolina

        Allyn's Landing is a 117-unit townhouse development located in the heart of Raleigh, North Carolina near Research Triangle Park and the Raleigh-Durham International Airport. The project overlooks an eight-acre lake and includes amenities such as a fountain, gazebo, walking trails and canoe rack. The project is currently open for sales and is delivering homes.

        Beckett Crossing is a 115-unit development located in Apex, North Carolina consisting of single-family homes situated on large wooded lots. The project is open for sales and is delivering homes with settlements expected through 2005.

        Delta Ridge II Townhouses is a 41-unit townhouse development located in Raleigh, North Carolina. The development is close to Research Triangle Park and the trails of Umstead State Park. The project is nearly sold out and is expected to complete deliveries in 2005.

        Kelton at Preston is a 56-unit upscale townhouse development in the prestigious Kelton golf course community of Cary, North Carolina. This community has three 18-hole courses, a swimming complex and a clubhouse with fitness, tennis and dining facilities. Many of our home sites have golf course views. This project is currently open for sales and is delivering homes.

        Wakefield Plantation is a 57-unit development in Raleigh, North Carolina consisting of 53 carriage homes and 4 single family lots. Our unique carriage homes at Wakefield are attached homes with as much as 5,300 square feet of finished living space in three-and four-unit configurations with two-car garages and interior court yards. Many of the homes are lakefront and with golf course views. Home buyers at Wakefield qualify for social membership in the Wakefield Country Club, which offers amenities such as fine dining, swimming pools, tennis and golf. This project is currently open for sales and is delivering homes.

        Holland Road is a 90-unit development which is currently under contract while we complete the site plan approval process in Raleigh, North Carolina. The project will offer single family homes and is scheduled to open for sales in 2006.

        North Shore is a unique community located on the Centennial Campus of North Carolina State University. It consists of 196 townhouses and 163 mid-rise condominium units. The mid-rise condominium residences are five-story elevator buildings with structured garage parking. The townhouse residences feature four finished levels, private garages, a rear deck and a rooftop terrace. Designed as an urban-style neighborhood with rear alleys, North Shore, which is minutes from downtown Raleigh and Research Triangle Park, is situated on the shore of Lake Raleigh. This project is currently open for sales and is delivering homes. This project is owned through a 50/50 joint venture with Raleigh Property Group II, LLC and as such is reported through the equity method and excluded from our home building revenue and backlog. (See Note 7 of notes to our consolidated and combined financial statements).

Warranty

        We provide our single-family and townhouse home buyers with a one-year limited warranty covering workmanship and materials. The limited warranty is transferable to subsequent buyers not under direct contract with us and requires that home buyers agree to the definitions and procedures set forth in the warranty. Our condominium home buyers typically have a statutory two-year warranty on their purchases. In addition, we provide a five-year structural warranty pursuant to statutory requirements. From time to time, we assess the appropriateness of our warranty reserves and adjust future accruals as necessary. When deemed appropriate by us, we will accrue additional warranty reserves. We self-insure all of our warranties.

Sales and Marketing

        All personnel involved in the sale of our homes receive extensive training on the product they are selling. In addition, our sales professionals are trained on the specialized programs offered by us in connection with the purchasing, customizing and financing of a Comstock home and the warranty we provide. We employ in-house commissioned sales personnel to sell our homes. We employ our sales personnel on a long-term basis, rather than a project-by-project basis, which we believe results in a more committed and motivated sales force with better product knowledge. We believe that this has a positive impact on sales and conversion.

        Division managers are responsible for developing marketing objectives, sales strategies, and advertising and public relations programs for their assigned communities. These objectives, strategies and home pricing decisions are subject to approval by senior management. We typically build, decorate, furnish and landscape model homes for each product line and maintain onsite sales offices, which are open seven days a week. We believe that model homes play a critical role in our marketing efforts.

        Our homes are typically sold before or during construction through sales contracts that are accompanied by a cash deposit. Such sales contracts are usually subject to certain contingencies such as the home buyer's ability to qualify for financing. Cancellation rates are subject to a variety of factors beyond our control such as adverse economic conditions and increases in mortgage interest rates.

Competition

        The real estate development and home building industries are highly competitive and fragmented. Competitive overbuilding in local markets, among other competitive factors, could materially adversely affect home builders in those markets. Home builders compete for financing, raw materials and skilled labor, as well as for the sale of homes. Additionally, competition for prime properties is intense and the acquisition of such properties may become more expensive in the future to the extent demand and competition increase. We compete with other local, regional and national real estate companies and home builders. We also compete with resales of existing homes and available rental housing. Some of our competitors have greater financial, marketing, sales and other resources than we have.

        The principal competition we face in each of our markets is as follows:

  •
  Washington, D.C. In the Washington, D.C. market, we compete against approximately 15 to 20 publicly-traded national home builders, approximately 10 to 15 privately-owned regional home builders, and many local home builders, some of whom are very small and may build as few as five to 25 homes per year.

  •
  Raleigh, North Carolina. In the Raleigh, North Carolina market, we compete against approximately 10 to 15 publicly-traded national home builders, approximately 10 to 15 privately-owned regional home builders, and a large number of small, local home builders.

        We do not compete against all of the builders in our geographic markets in all of our product types or submarkets, as some builders focus on particular types of projects within those markets, such as large estate homes, that are not in competition with our communities. We believe the factors that home buyers consider in deciding whether to purchase from us include the location, value and design of our products. We believe that we typically build attractive, innovative products in sought-after locations that are perceived as good values by customers. Accordingly, we believe that we compare favorably on these factors.

Regulation

        We and our competitors are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulation, which imposes restrictive zoning and density requirements in order to limit the number of homes that can ultimately be built within the boundaries of a particular project. We and our competitors may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or "slow-growth" or "no-growth" initiatives that could be implemented in the future in the states in which we operate. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction.

        We and our competitors are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning protection of the environment. Some of the laws to which we and our properties are subject may impose requirements concerning development in waters of the United States, including wetlands, the closure of water supply wells and septic systems, management of asbestos-containing materials, exposure to radon, and similar issues. For example, the law requires abatement of any asbestos contaminating materials prior to any renovation, construction or demolition. While the amount of asbestos contaminating materials present at our properties is presently unclear, abatement of significant amounts of asbestos contaminating materials could be material. The particular environmental laws that apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. These environmental laws may result in delays, may cause us and our competitors to incur substantial compliance and other costs, and may prohibit or severely restrict development in certain environmentally sensitive regions or areas. However, environmental laws have not, to date, had a material adverse impact on our operations.

Technology

        We are committed to the use of Internet-based technology for managing our business and communicating with our customers. We use Builder's Co-Pilot, a management information system that was custom developed in accordance with our needs and requirements. This system allows us to integrate our field and office operations as well as to track the progress of construction on each of our projects. In addition, this system allows online and collaborative efforts between our sales and marketing functions. We believe real-time access to our construction progress and our sales and marketing data and documents through our systems increases the effectiveness of our sales and marketing efforts as well as management's ability to monitor our business. Through our Web site, www.comstockhomebuilding.com (which does not constitute a part of this prospectus), our prospects receive automatic electronic communications from us on a regular basis. We believe this application of technology has greatly enhanced our conversion rates.

Intellectual Property and Other Proprietary Rights

        We rely primarily on a combination of copyright, trade secret and trademark laws to protect our proprietary rights. We do not own the "Comstock" brand or trademark. Christopher Clemente owns the "Comstock" brand and trademark and has licensed them to us under a perpetual, royalty-free license agreement. We have filed a U.S. federal trademark application with respect to "Comstock Homes Worthy of the Investment" and we will file a U.S. federal trademark application with respect to "Comstock Homebuilding Companies." We believe the strength of these trademarks benefits our business.

Employees

        At March 31, 2005, we had 108 full-time and part-time employees. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe we have good relations with our employees.

Property

        Our principal administrative, sales and marketing facilities are located at our headquarters in Reston, Virginia. We currently lease 20,609 square feet of office space in the Reston facility from Comstock Asset Management, L.C., an affiliate owned 100% by Christopher Clemente, our Chairman and Chief Executive Officer. We also lease office space in Raleigh, North Carolina where we occupy approximately 3,300 square feet of office space. We believe these facilities are suitable and provide the appropriate level of capacity for our current operations.

Legal Proceedings

        We are not currently subject to any material legal proceedings. From time to time, however, we are named as a defendant in legal actions arising from our normal business activities. Although we cannot accurately predict the amount of our liability, if any, that could arise with respect to legal actions currently pending against us, we do not expect that any such liability will have a material adverse effect on our financial position, operating results or cash flows.

MANAGEMENT

        Our directors and executive officers and other management employees and their respective ages and positions are as follows:

Name	Age(1)	Position
Christopher Clemente*	45	Chairman and Chief Executive Officer
Gregory V. Benson*	50	President, Chief Operating Officer and Director
Bruce J. Labovitz*	37	Chief Financial Officer
William P. Bensten	57	Senior Vice President
Jason Parikh*	34	Chief Accounting Officer
David D. Howell	54	Vice President—Market Development
Jubal R. Thompson	35	General Counsel and Secretary
A. Clayton Perfall	46	Director
David M. Guernsey	57	Director
James A. MacCutcheon	52	Director
Gary Martin	52	Director
Robert P. Pincus	58	Director
Socrates Verses	47	Director

*
Section 16 officers.

(1)
Ages as of March 31, 2005.

Executive Officers and Key Employees

        Christopher Clemente founded Comstock in 1985 and has been a director since May 2004. Since 1992, Mr. Clemente has served as our Chairman and Chief Executive Officer. Mr. Clemente has over 20 years of experience in all aspects of real estate development and home building, and 25 years of experience as an entrepreneur.

        Gregory V. Benson joined us in 1991 as President and Chief Operating Officer and has been a director since May 2004. Mr. Benson is also a member of our board of directors. Mr. Benson has over 30 years of home building experience including over 13 years at national home builders, including NVHomes, Ryan Homes and Centex Homes.

        Bruce J. Labovitz has served as our Chief Financial Officer since January 2004, after serving as our Vice President—Finance from April 2002 to January 2004 and Vice President—Investment Finance from January 2002 to April 2002. From June 2001 to January 2002, Mr. Labovitz was a Vice President of Viking Communications, a telecommunications company. From November 2000 to June 2001, Mr. Labovitz was the President, Marketing & Services of Inlec Communications, a telecommunications company. Prior to that, from May 1996 to November 2000, Mr. Labovitz was Executive Vice President/Chief Operating Officer of BMK Advertising, an advertising agency.

        William P. Bensten has served as our Senior Vice President since November 2004 and as our Vice President—Business Development from December 2003 to November 2004, after serving as our Vice President—Land Acquisition from 1995 to 2003. During 1997 and 1998 Mr. Bensten served as our division manager of our Raleigh, North Carolina division and was responsible for opening the division. Mr. Bensten has over 30 years of experience in the home building industry, including serving in various positions with Centex Homes, a national home builder, and Charter Communities.

        Jason Parikh has served as our Chief Accounting Officer since April 2004. Mr. Parikh was Chief Financial Officer and Secretary of On-Site Sourcing, Inc. from May 2000 to April 2004 and Controller from July 1997 to May 2000. From July 1994 until July 1997, Mr. Parikh was Controller of Shirt Explosion Inc., a clothing manufacturer.

        David D. Howell has served as our Vice President—Market Development since August 2004. Prior to that, from July 2000 to July 2004, Mr. Howell served as Vice President—Comstock Homes of Washington. From 1995 to March 2000, Mr. Howell was a Division President with M/I Homes, Inc., a national home builder. Prior to that Mr. Howell spent several years as division manager at Ryan Homes.

        Jubal R. Thompson has served as our General Counsel since October 1998 and as our Secretary since December 2004. From April 2002 to April 2003, Mr. Thompson also served as our Vice President—Finance. From 1995 to 1998, Mr. Thompson was associated with Robert Weed & Associates, PLLC, a law firm.

Non-Employee Directors

        A. Clayton Perfall has been a director since December 2004 and is a member of the audit committee of our board of directors. Mr. Perfall serves as the designated financial audit committee expert. He has served as the Chief Executive Officer and as a director of AHL Services, Inc., a provider of outsourced business services, since October 2001. Prior to that, from December 2000 to September 2001, Mr. Perfall served as the Chief Executive Officer of Convergence Holdings, a marketing services company. From September 1996 to October 2000, Mr. Perfall served as the Chief Financial Officer and a director of Snyder Communications, a marketing services company. Prior to that, Mr. Perfall was a partner at Arthur Andersen LLP.

        David M. Guernsey has been a director since December 2004 and is a member of the compensation committee of our board of directors. He has served as the President and Chief Executive Officer of Guernsey Office Products, Inc., an office supply company, since May 1971. Mr. Guernsey serves on the board of directors of Virginia Commerce Bancorp, Inc., a banking company.

        James A. MacCutcheon has been a director since December 2004 and is a member of the audit committee of our board of directors. He has served as the President and Chief Executive Officer of Sunburst Hospitality Corporation, a private hospitality company, since September 2000 and served as its Executive Vice President and Chief Financial Officer from 1997 to September 2000.

        Gary Martin has been a director since December 2004 and is a member of the compensation committee of our board of directors. He has served as a Vice President of M&T Bank since January 2003. From July 2001 to July 2002, he served as a Vice President of Royal Bank of Canada and from September 1991 to June 2001, he served as a Senior Vice President of BB&T, a banking company.

        Robert P. Pincus, 58, has been a director since June 2005 and is a member of the audit committee of our board of directors. Mr. Pincus has been the director of Fidelity & Trust Financial Corporation, a financial holding company, since March 2005, chairman of Fidelity & Trust Bank, a regional banking institution, since March 2005, and a director of Fidelity & Trust Mortgage Inc., a regional mortgage lending company since March 2005. He also has served as chairman of Milestone Capital Partners, a private equity firm, since October 2002, and director of the Mills Corporation, a NYSE listed company, since April 1994. From 2000 to 2005, Mr. Pincus served as regional Chairman of the Board and from 1998 to 2002 he served as regional chief executive officer and president of the Branch Banking and Trust Company's DC Metro Region. From 1991 to 1998, Mr. Pincus served as President of Franklin Bank prior to its acquisition by the Branch Banking and Trust Company. Mr. Pincus currently serves on the Board of the University of Maryland Foundation and is a Trustee of American University.

        Socrates Verses, 47, has been a director since June 2005 and is member of the compensation committee of our board of directors. Mr. Verses has been the President and Chief Executive Officer of Realeum, Inc., a property management and business integration software company, since March 2001. From January 1995 to February 2001, Mr. Verses served as President and a director of Technology Enablers, Inc., an e-services company. From 1987 to 1995, he served as Vice President of Sales for the Recognition Equipment Software Division of IBM Corporation.

Terms of Office

        At present, all directors are elected and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Our executive officers are elected by, and serve until dismissed by, the board of directors.

        Our board is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Gregory Benson, Gary Martin and Socrates Verses are in the class of directors whose term expires at the 2006 annual meeting of our stockholders. Christopher Clemente and A. Clayton Perfall are in the class of directors whose term expires at the 2007 annual meeting of our stockholders. James A. MacCutcheon, David M. Guernsey and Robert Pincus are in the class of directors whose term expires at the 2008 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

Board Committees

        The audit committee of the board of directors makes recommendations concerning the engagement of independent public accountants. The audit committee charter mandates that the audit committee approve all audit, audit-related, tax and other services conducted by our independent accountants. In addition, the committee reviews the plans, results and fees of the audit engagement with our independent public accountants, and any independence issues with our independent public accountants. The audit committee also reviews the adequacy of our internal accounting controls. The members of the audit committee are James MacCutcheon, A. Clayton Perfall and Robert P. Pincus.

        The compensation committee of the board of directors determines compensation for our executive officers and administers our equity plans. The members of the compensation committee currently are David Guernsey, Gary Martin and Socrates Verses.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee serves as an executive officer of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

        Neither of our current employee directors receives a fee for serving on the board of directors. We reimburse all of our directors for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors. We pay each non-employee director an annual retainer of $36,000 and $1,000 per board meeting attended. We pay our non-employee directors $5,000 to serve on the audit committee, $3,000 to serve on the compensation committee and $1,000 for each committee meeting attended. The chairman of the compensation committee is paid $6,000, the chairman of the audit committee is paid $15,000 and the audit committee designated financial expert is paid $32,500. We currently make all payments to our non-employee directors 50% in cash and 50% in stock option or restricted stock grants. Directors are also eligible to participate in our equity incentive plan. We have granted restricted stock to both of our employee directors in connection with their employment.

Executive Compensation

        The table below summarizes information concerning the compensation earned for services rendered to us in all capacities by our chief executive officer and our four other highly compensated executive officers for the fiscal years ended December 31, 2003 and 2004. We refer to these individuals as the named executive officers.

Summary Compensation Table

		Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Year	Salary		Bonus			Restricted Stock Awards ($)		Securities Underlying Options(#)		All Other Compensation
Christopher Clemente Chairman and Chief Executive Officer	2004 2003	$ $	310,273 233,333		— —		$150,000 —	(1)	— —		— —
Gregory V. Benson President and Chief Operating Officer	2004 2003	$ $	307,592 230,939		— —		$100,000 —	(2)	— —		— —
Bruce J. Labovitz Chief Financial Officer	2004 2003	$ $	150,000 52,205	$ $	497,172 313,502	(3) (4)	$400,000 —	(5)	107,143 —	(6)	— —
William P. Bensten Senior Vice President	2004 2003	$ $	200,000 175,000	$ $	1,043,836 196,871	(7)	$1,800,000 —	(8)	— —		— —
David D. Howell Vice President—Market Development	2004 2003	$ $	150,000 150,000	$ $	150,000 150,000		$200,000 —	(9)	— —		— —

(1)
On December 14, 2004, Mr. Clemente received an award of 9,375 restricted shares of Class A common stock, including 3,125 shares of Class A common stock granted to Mr. Clemente's wife, Tracy Schar, all of which were unvested as of December 31, 2004. The value of this award as reflected in the Summary Compensation Table is based on the fair market value of our Class A common stock on the date of grant. The value of the aggregate unvested restricted shares held by Mr. Clemente on December 31, 2004 was $205,969, based on the fair market value of our Class A common stock on December 31, 2004. The restricted stock award vests in full on December 31, 2006. The grant would immediately vest in full upon the termination of Mr. Clemente's employment by us without cause, or by Mr. Clemente for good reason, following a change of control of the Company. Mr. Clemente's compensation does not include distributions of the taxable profits of the Predecessor.

(2)
On December 14, 2004, Mr. Benson received an award of 6,250 restricted shares of Class A common stock, all of which were unvested as of December 31, 2004. The value of this award as reflected in the Summary Compensation Table is based on the fair market value of our Class A common stock on the date of grant. The value of the aggregate unvested restricted shares held by Mr. Benson on December 31, 2004 was $137,313, based on the fair market value of our Class A common stock on December 31, 2004. The restricted stock award vests in full on December 31, 2006. The grant would immediately vest in full upon the termination of Mr. Benson's employment by us without cause, or by Mr. Benson for good reason, following a change of control of the Company. Mr. Benson's compensation does not include distributions of the taxable profits of the Predecessor.

(3)
Includes $125,000 in compensation from Investors Management, LLC. For more information, please see "Certain Relationships and Related Transactions."

(4)
Includes $85,000 in compensation from Investors Management, LLC. For more information, please see "Certain Relationships and Related Transactions."

(5)
On December 14, 2004, Mr. Labovitz received an award of 25,000 restricted shares of Class A common stock, all of which were unvested as of December 31, 2004. The value of this award as reflected in the Summary Compensation Table is based on the fair market value of our Class A common stock on the date of grant. The value of the aggregate unvested restricted shares held by Mr. Labovitz on December 31, 2004 was $549,250, based on the fair market value of our Class A common stock on December 31, 2004. The restricted stock award vests over a 4-year period, at a rate of 62.5% on December 31, 2006 and 9.375% upon the end of each six month period thereafter. The grant would immediately vest in full upon the termination of Mr. Labovitz's employment by us without cause, or by Mr. Labovitz for good reason, following a change of control of the Company.

(6)
The exercise price of the stock options granted was equal to the fair market value of our Class A common stock on the date of grant. The stock options granted vest over a four-year period, at a rate of 25% on June 30, 2007 and 25% upon the end of each six month period thereafter. The grant would immediately vest in full upon the termination of Mr. Lavovitz's employment by us without cause, or by Mr. Labovitz for good reason, following a change of control of the Company.

(7)
Includes $843,836 bonus compensation received resulting from an arrangement Mr. Bensten entered into with the Predecessor pursuant to which he was entitled to receive bonuses in amounts equal to four percent of the aggregate distributions to its stockholders. This arrangement terminated with respect to any new bonus obligations immediately upon consummation of our initial public offering.

(8)
On December 14, 2004, Mr. Bensten received an award of 112,500 restricted shares of Class A common stock, all of which were unvested as of December 31, 2004. The value of this award as reflected in the Summary Compensation Table is based on the fair market value of our Class A common stock on the date of grant. The value of the aggregate unvested restricted shares held by Mr. Bensten on December 31, 2004 was $2,471,625, based on the fair market value of our Class A common stock on December 31, 2004. The restricted stock award vests over a 4-year period, at a rate of 13.89% on December 31, 2006 and 21.53% upon the end of each six month period thereafter. The grant would immediately vest in full upon the termination of Mr. Bensten's employment by us without cause, or by Mr. Bensten for good reason, following a change of control of the Company.

(9)
On December 14, 2004, Mr. Howell received an award of 12,500 restricted shares of Class A common stock, all of which were unvested as of December 31, 2004. The value of this award as reflected in the Summary Compensation Table is based on the fair market value of our Class A common stock on the date of grant. The value of the aggregate unvested restricted shares held by Mr. Howell on December 31, 2004 was $274,625, based on the fair market value of our Class A common stock on December 31, 2004. The restricted stock award vests in full on December 31, 2006. The grant would immediately vest in full upon the termination of Mr. Howell's employment by us without cause, or by Mr. Howell for good reason, following a change of control of the Company.

Option Grants

        The following table sets forth information concerning the stock option grant made to Mr. Labovitz, who was the only named executive officer to receive an option grant in the fiscal year ended December 31, 2004. The exercise price per share for the options was equal to the price at which our Class A common stock was sold in our initial public offering. The options granted to Mr. Labovitz in 2004 vest over a 4-year period, at a rate of 25% on June 30, 2007 and 25% upon the end of each six month period thereafter as long as he continues to serve as one of our employees. Potential realizable value is calculated net of exercise prices and before taxes based on the assumption that our Class A common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the option term. The potential realizable value is calculated based on the requirements of the Securities and Exchange Commission and does not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and the date on which the options are exercised.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year
Name			Exercise Price Per Share	Expiration Date
					5%	10%
Bruce J. Labovitz	107,143	100%	$16.00	12/14/14	$1,078,107	$2,732,134

Option Holdings

        The following table sets forth certain information with respect to options held by the named executive officers as of December 31, 2004. None of the named executive officers exercised options during 2004. The value of the unexercised-in-the-money options on December 31, 2004 was based on the fair market value of our Class A common stock on December 31, 2004.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
FISCAL YEAR-END OPTION VALUES

	Number of Securities Underlying Unexercised Options at Fiscal Year-End
			Value of Unexercised in-the-money Options at Fiscal Year-end
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Bruce J. Labovitz	—	107,143	—	$639,644

Employment Arrangements with Executive Officers.

        Christopher Clemente, our Chairman and Chief Executive Officer, serves pursuant to the terms of an executive employment agreement, dated as of December 17, 2004. The agreement has an initial term of five years and will automatically renew for successive one-year periods beginning on the one year anniversary of the date of the agreement unless either party notifies the other that the term will not be extended. Under the agreement, Mr. Clemente's minimum annual salary is $550,000, subject to potential increase by our board of directors from time to time. Mr. Clemente is eligible for a cash bonus of not less than 200% of his then-current salary, based upon the satisfaction of financial performance criteria. Mr. Clemente is also eligible for awards under our equity incentive plan and any similar executive compensation plans we may adopt from time to time. If we terminate Mr. Clemente's employment without cause or if he were to terminate his employment for good reason, each as defined in the agreement, he is entitled to continue to receive his then-current salary for 24 months. He will also be entitled to receive a cash payment in an amount equal to two (2) times 100% of the bonus he would have been entitled to had he remained our employee until the end of our fiscal year. This cash payment will be due and payable on the earlier of (i) 90 days after our last payment of Mr. Clemente's then-current salary or (ii) the end of our fiscal year in which our termination of Mr. Clemente without cause or Mr. Clemente's termination for good reason occurs. In the event of our termination of Mr. Clemente without cause or Mr. Clemente's termination for good reason within the six calendar month period prior to the effective date of the Change in Control (as defined in the agreement) or within the 12 calendar month period following the effective date of a Change in Control, the cash payment will be due and payable in full within 30 days of the effective date of the Change in Control. Upon termination without cause, Mr. Clemente is further entitled to continue to participate in employee benefit plans, programs and arrangements for a period of 12 months following termination. Mr. Clemente has agreed not to compete with us during the term of his employment and for two years after the termination of the agreement. Mr. Clemente's employment agreement and non-competition agreement allow him to engage in the following permitted business activities: (i) development of commercial or for-rent residential (such as apartment buildings) real estate investment properties; (ii) development of speculative land holdings, provided that any such development as residential lots intended for construction of for-sale residential dwellings, by an entity in which Mr. Clemente has a controlling interest or decision-making power, must first be offered to us at a fair market value price and, if we decline the offer, may not be pursued by such entity in any of our then current geographic markets or any geographic market we intend to enter within six months of the date on which the particular project commenced; and (iii) secured real estate lending to unrelated third parties. In addition, he agreed not to solicit our employees or certain other third parties for 24 months.

        Gregory Benson, our President and Chief Operating Officer and a member of our board of directors, serves pursuant to the terms of an executive employment agreement, dated as of December 17, 2004. The agreement has an initial term of four years and will automatically renew for successive one-year periods beginning on the one year anniversary of the date of the agreement unless either party notifies the other that the term will not be extended. Under the agreement, Mr. Benson's minimum annual salary is $550,000, subject to potential increase by our board of directors from time to time. Mr. Benson is eligible for a cash bonus of not less than 200% of his then-current salary, based upon the satisfaction of financial performance criteria. Mr. Benson is also eligible for awards under our equity incentive plan and any similar executive compensation plans we may adopt from time to time. If we terminate Mr. Benson's employment without cause or if he were to terminate his employment for good reason, each as defined in the agreement, he is entitled to continue to receive his then-current salary for 18 months. He will also be entitled to receive a cash payment in an amount equal to one and one half (1.5) times 100% of the bonus he would have been entitled to had he remained our employee until the end of our fiscal year. This cash payment will be due and payable on the earlier of (i) 90 days after our last payment of Mr. Benson's then-current salary or (ii) the end of our fiscal year in which our termination of Mr. Benson without cause or Mr. Benson's termination for good reason occurs. In the event of our termination of Mr. Benson without cause or Mr. Benson's termination for good reason within the six calendar month period prior to the effective date of the Change in Control (as defined in the agreement) or within the 12 calendar month period following the effective date of a Change in Control, the cash payment will be due and payable in full within 30 days of the effective date of the Change in Control. Upon termination without cause, Mr. Benson is further entitled to continue to participate in employee benefit plans, programs and arrangements for a period of 12 months following termination. Mr. Benson has agreed not to compete with us during the term of his employment and for 18 months after the termination of the agreement. Mr. Benson's employment agreement and non-competition agreement allow him to engage in the following permitted business activities: (i) development of commercial or for-rent residential (such as apartment buildings) real estate investment properties; (ii) development of speculative land holdings, provided that any such development as residential lots intended for construction of for-sale residential dwellings, by an entity in which Mr. Benson has a controlling interest or decision-making power, must first be offered to us at a fair market value price and, if we decline the offer, may not be pursued by such entity in any of our then current geographic markets or any geographic market we intend to enter within six months of the date on which the particular project commenced; and (iii) secured real estate lending to unrelated third parties. In addition, he agreed not to solicit our employees or certain other third parties for 18 months.

        Bruce Labovitz, our Chief Financial Officer, serves pursuant to the terms of an executive employment agreement, dated as of December 17, 2004. The agreement has an initial term of three years and will automatically renew for successive one-year periods beginning on the one year anniversary of the date of the agreement. unless either party notifies the other that the term will not be extended. Under the agreement, Mr. Labovitz's minimum annual salary is $300,000, subject to potential increase by our board of directors from time to time. Mr. Labovitz is eligible for a cash bonus of up to 100% of his then-current salary, based upon the satisfaction of financial performance criteria.

Mr. Labovitz is also eligible for awards under our equity incentive plan and any similar executive compensation plans we may adopt from time to time. If we terminate Mr. Labovitz's employment without cause or if he were to terminate his employment for good reason, each as defined in the agreement, he is entitled to continue to receive his then-current salary for 12 months. He will also be entitled to receive a cash payment in an amount equal to 100% of the bonus he would have been entitled to had he remained our employee until the end of our fiscal year. This cash payment will be due and payable on the earlier of (i) 90 days after our last payment of Mr. Labovitz's then-current salary or (ii) the end of our fiscal year in which our termination of Mr. Labovitz without cause or Mr. Labovitz's termination for good reason occurs. In the event of our termination of Mr. Labovitz without cause or Mr. Labovitz's termination for good reason within the six calendar month period prior to the effective date of the Change in Control (as defined in the agreement) or within the 12 calendar month period following the effective date of a Change in Control, the cash payment will be due and payable in full within 30 days of the effective date of the Change in Control. Upon termination without cause, Mr. Labovitz is further entitled to continue to participate in employee benefit plans, programs and arrangements for a period of 12 months following termination. Mr. Labovitz has agreed not to compete with us during the term of his employment and for 12 months after the termination of the agreement. In addition, he agreed not to solicit our employees or certain other third parties for 12 months.

Employee Benefit Plans

2004 Long-Term Incentive Compensation Plan

        In December 2004, immediately prior to the closing of our initial public offering, our board of directors adopted and our stockholders approved our 2004 Long-Term Incentive Compensation Plan. The purpose of our 2004 Long-Term Incentive Compensation Plan is to assist us and our subsidiaries and other designated affiliates, which we refer to as "Related Entities," in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to us or our Related Entities, by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with long term performance incentives to expend their maximum efforts in the creation of stockholder value.

        Administration. Our 2004 Long-Term Incentive Compensation Plan is administered by the compensation committee of our board of directors. However, our board of directors may at any time resolve to administer our 2004 Long-Term Incentive Compensation Plan. Subject to the terms of our 2004 Long-Term Incentive Compensation Plan, the committee is authorized to select eligible persons to receive awards under the 2004 Long-Term Incentive Compensation Plan, determine the type, number and other terms and conditions of, and all other matters relating to, awards, prescribe award agreements (which need not be identical for each Participant), and the rules and regulations for the administration of the 2004 Long-Term Incentive Compensation Plan, construe and interpret the 2004 Long-Term Incentive Compensation Plan and award agreements, and correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the committee may deem necessary or advisable for the administration of our 2004 Long-Term Incentive Compensation Plan.

        Eligibility. The persons eligible to receive awards under our 2004 Long-Term Incentive Compensation Plan are the officers, directors, employees, consultants and other persons who provide services to us or any Related Entity. An employee on leave of absence may be considered as still in the employ of us or a Related Entity for purposes of eligibility for participation in our 2004 Long-Term Incentive Compensation Plan.

        Types of Awards. Our 2004 Long-Term Incentive Compensation Plan provides for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, deferred stock, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the committee.

        Shares Available for Awards; Annual Per-Person Limitations. The total number of shares of Class A common stock that may be subject to the granting of awards under our 2004 Long-Term Incentive Compensation Plan at any time during the term of the 2004 Long-Term Incentive Compensation Plan shall be equal to 1,550,000 shares, plus an annual increase to be added on January 1 of each year, commencing on January 1, 2005 and ending on January 1, 2013, equal to the lesser of (i) three percent (3%) of the shares of Class A common stock outstanding on each such date (rounded down to the nearest whole share) or (ii) 500,000 shares. Notwithstanding the foregoing, our board of directors may act, prior to the first day of any fiscal year, to increase the share reserve by such lesser number of Shares as our board of directors shall determine. The foregoing limit shall be increased by the number of shares with respect to which awards previously granted under our 2004 Long-Term Incentive Compensation Plan that are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares, and the number of shares that are tendered (either actually or by attestation) or withheld upon exercise of an award to pay the exercise price or any tax withholding requirements. Awards issued in substitution for awards previously granted by a company acquired by us or a Related Entity, or with which we or any Related Entity combines, do not reduce the limit on grants of awards under the 2004 Long-Term Incentive Compensation Plan. Also, shares acquired by us on the open market with the proceeds received by us for the exercise price of an option awarded under the 2004 Long-Term Incentive Compensation Plan and the tax savings derived by us as a result of the exercise of options awarded under our 2004 Long-Term Incentive Compensation Plan, are available for awards under our 2004 Long-Term Incentive Compensation Plan.

        In addition, our 2004 Long-Term Incentive Compensation Plan imposes individual limitations on the amount of certain awards. Under these limitations, during any 12-month period, no participant may be granted options or stock appreciation rights with respect to more than 150,000 shares or shares of restricted stock, shares of deferred stock, performance shares and other stock based-awards with respect to more than 150,000 shares, subject to adjustment in certain circumstances. The maximum dollar value pay that may be paid out to any participant as performance units with respect to any 12-month performance period is $250,000 multiplied by the number of full years in the performance period.

        The committee is authorized to adjust the limitations described in the two preceding paragraphs and is authorized to adjust outstanding awards (including adjustments to exercise prices of options and other affected terms of awards) in the event that an extraordinary dividend or other distribution (whether in cash, shares of Class A common stock or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects the Class A common stock so that an adjustment is appropriate. The committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations or accounting principles.

        Stock Options and Stock Appreciation Rights. The committee is authorized to grant stock options, including both incentive stock options, which can result in potentially favorable tax treatment to the participant, and non-qualified stock options, and stock appreciation rights entitling the participant to receive the amount by which the fair market value of a share of Class A common stock on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation rights are determined by the committee, but in the case of an incentive stock option must not be less than the fair market value of a share of Class A common stock on the date of grant. For purposes of our 2004 Long-Term Incentive Compensation Plan, the term "fair market value" means the fair market value of Class A common stock, awards or other property as determined by the committee or under procedures established by the committee. Unless otherwise determined by the committee, the fair market value of a share of Class A common stock as of any given date shall be the closing sales price per share of Class A common stock as reported on the principal stock exchange or market on which the Class A common stock is traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment generally are fixed by the committee, except that no option or stock appreciation right may have a term exceeding ten years. Methods of exercise and settlement and other terms of the stock appreciation right are determined by the committee. The committee, thus, may permit the exercise price of options awarded under the 2004 Long-Term Incentive Compensation Plan to be paid in cash, shares, other awards or other property (including, to the extent permitted by law, loans to participants) or a cashless exercise procedure.

        Restricted and Deferred Stock. The committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of Class A common stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period specified by the committee. A participant granted restricted stock generally has all of the rights of a stockholder, unless otherwise determined by the committee. An award of deferred stock confers upon a participant the right to receive shares of Class A common stock at the end of a specified deferral period, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

        Dividend Equivalents. The committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of Class A common stock, other awards or other property equal in value to dividends paid on a specific number of shares of Class A common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of Class A common stock, awards or otherwise as specified by the committee.

        Bonus Stock and Awards in Lieu of Cash Obligations. The committee is authorized to grant shares of Class A common stock as a bonus free of restrictions, or to grant shares of Class A common stock or other awards in lieu of our obligations to pay cash under our 2004 Long-Term Incentive Compensation Plan or other plans or compensatory arrangements, subject to such terms as the committee may specify.

        Other Stock-Based Awards. The committee is authorized to grant awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of Class A common stock. The committee determines the terms and conditions of such awards.

        Performance Awards. The committee is authorized to grant performance awards to participants on terms and conditions established by the committee. The performance criteria to be achieved during any performance period and the length of the performance period is determined by the committee upon the grant of the performance award. Performance awards may be valued by reference to a designated number of shares of Class A common stock (in which case they are referred to as performance shares) or by reference to a designated amount of property including cash (in which case they are referred to as performance units). Performance awards may be settled by delivery of cash, shares or other property, or any combination thereof, as determined by the committee. Performance awards granted to persons whom the committee expects will, for the year in which a deduction arises, be "covered employees" (as described below) will, if and to the extent intended by the committee, be subject to provisions that should qualify such awards as "performance-based compensation" not subject to the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code. For purposes of Section 162(m), the term "covered employee" means our chief executive officer and each other person whose compensation is required to be disclosed in our filings with the Securities and Exchange Commission by reason of that person being among our four highest compensated officers as of the end of a taxable year. If and to the extent required under Section 162(m) of the Code, any power or authority relating to a performance award intended to qualify under Section 162(m) is to be exercised by the committee and not the board of directors.

        If and to the extent that the committee determines that these provisions of our 2004 Long-Term Incentive Compensation Plan are to be applicable to any award, one or more of the following business criteria for us, on a consolidated basis, and/or for Related Entities, or for business or geographical units of our Company and/or a Related Entity (except with respect to the total stockholder return and earnings per share criteria), shall be used by the committee in establishing performance goals for awards under our 2004 Long-Term Incentive Compensation Plan: (i) earnings per share; (ii) revenues or margins; (iii) cash flow; (iv) operating margin; (v) return on net assets, investment, capital or equity; (vi) economic value added; (vii) direct contribution; (viii) net income, pretax earnings, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, earnings after interest expense and before extraordinary or special items, operating income; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any of our ongoing bonus plans; (ix) working capital; (x) management of fixed costs or variable costs; (xi) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (xii) total shareholder return; and (xiii) debt reduction. Any of the above goals may be determined on a relative or absolute basis or as compared to the performance of a published or special index deemed applicable by the committee.

        The committee may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.

        Other Terms of Awards. Awards may be settled in the form of cash, shares of Class A common stock, other awards or other property, in the discretion of the committee. The committee may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The committee is authorized to place cash, shares of Class A common stock or other property in trusts or make other arrangements to provide for payment of our obligations under our 2004 Long-Term Incentive Compensation Plan. The committee may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any shares of Class A common stock or other property to be distributed will be withheld (or previously acquired shares of Common Stock or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under our 2004 Long-Term Incentive Compensation Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, except to the extent expressly permitted by the committee in the award agreement.

        Awards under our 2004 Long-Term Incentive Compensation Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The committee may, however, grant awards in exchange for other awards under our 2004 Long-Term Incentive Compensation Plan, awards under other of our plans, or other rights to payment from us, and may grant awards in addition to and in tandem with such other awards, rights or other awards.

        Acceleration of Vesting; Change in Control. The committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any award, and if so provided in the award agreement or otherwise so determined by the committee, vesting shall occur automatically in the case of a "change in control" of us, as defined in our 2004 Long-Term Incentive Compensation Plan (including the cash settlement of stock appreciation rights which may be exercisable in the event of a change in control), unless the successor company assumes or otherwise substitutes the awards. In addition, the committee may provide in an award agreement that the performance goals relating to any performance award will be deemed to have been met upon the occurrence of any "change in control."

        Amendment and Termination. The board of directors may amend, alter, suspend, discontinue or terminate our 2004 Long-Term Incentive Compensation Plan or the committee's authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our Class A common stock are then listed or quoted. Thus, stockholder approval may not necessarily be required for every amendment to our 2004 Long-Term Incentive Compensation Plan which might increase the cost of our 2004 Long-Term Incentive Compensation Plan or alter the eligibility of persons to receive awards. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to incentive stock options, that condition favorable treatment of participants on such approval, although the board of directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Our 2004 Long-Term Incentive Compensation Plan will terminate at the earliest of (i) such time as no shares of Class A common stock remain available for issuance under our 2004 Long-Term Incentive Compensation Plan, (ii) termination of our 2004 Long-Term Incentive Compensation Plan by our board of directors, or (iii) the tenth anniversary of the effective date of the 2004 Long-Term Incentive Plan. Awards outstanding upon expiration of our 2004 Long-Term Incentive Compensation Plan shall remain in effect until they have been exercised or terminated, or have expired.

2004 Employee Stock Purchase Plan

        In December 2004, immediately prior to the closing of our initial public offering, our board of directors adopted and our stockholders approved our 2004 Employee Stock Purchase Plan. The purpose of the 2004 Employee Stock Purchase Plan is to provide an incentive for our employees (and employees of our subsidiaries designated by our board of directors) to purchase our Class A common stock and acquire a proprietary interest in us.

        Administration. The 2004 Employee Stock Purchase Plan is administered by the compensation committee. The 2004 Employee Stock Purchase Plan vests the committee with the authority to interpret the 2004 Employee Stock Purchase Plan, to prescribe, amend, and rescind rules and regulations relating to the 2004 Employee Stock Purchase Plan, and to make all other determinations necessary or advisable for the administration of the 2004 Employee Stock Purchase Plan. In all cases, the 2004 Employee Stock Purchase Plan will be required to be administered in such a manner as to comply with applicable requirements of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and Section 423 of the Internal Revenue Code of 1986, as amended.

        Eligibility and Participation. As of the date of this offering, each person who is employed either by us or by one of our designated subsidiaries and is expected on a regularly scheduled basis to work more than 20 hours per week for more than five months per calendar year, automatically will be enrolled in the 2004 Employee Stock Purchase Plan. Persons who subsequently become employed by us or one of our designated subsidiaries will be eligible once they have completed three months of service, provided they are expected on a regularly-scheduled basis to work more than 20 hours per week for more than five months per calendar year.

        Options to Purchase/Purchase of Shares. Each participant will be granted an option to purchase shares of our Class A common stock at the beginning of each one month "offering period" under the 2004 Employee Stock Purchase Plan, on the "exercise date," during the offering period. Exercise dates will occur on the last day of each calendar month. Participants will purchase the shares of our Class A common stock through after-tax payroll deductions, not to exceed 10% of the participant's total base salary and overtime pay. No participant may purchase more than 400 shares of Class A common stock on any one exercise date, or more than $6,000 of Class A common stock in any one calendar year. The purchase price for each share will be at a discount of up to 15% of the lesser of the fair market value of a share on the first day of each offering period or the fair market value of a share on the exercise date. The committee is authorized to make changes to the duration or frequency of offering periods and to adjust how the purchase price for shares will be determined. If a participant's employment with us or one of our designated subsidiaries terminates, any outstanding option of that participant also will terminate.

        Share Reserve. The total number of shares of Class A common stock that may be subject to purchase under our 2004 Employee Stock Purchase Plan at any time during the term of the plan shall be 200,000 shares, plus an annual increase each year by the lowest of 100,000 shares, 1% of all shares outstanding at the end of the previous year, or a lower amount determined by our board. If any option to purchase reserved shares is not exercised by a participant for any reason, or if the option terminates, the shares that were not purchased shall again become available under the 2004 Employee Stock Purchase Plan. The number of shares available under the plan also will be subject to periodic adjustment for changes in the outstanding Class A common stock occasioned by stock splits, stock dividends, recapitalizations or other similar changes affecting our outstanding Class A common stock.

        Amendment and Termination. Our board or the committee generally will have the power and authority to amend the 2004 Employee Stock Purchase Plan from time to time in any respect without the approval of our stockholders. However, no amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulation, including Rule 16b-3 under the Securities Exchange Act of 1934, Section 423 of the Internal Revenue Code, or any listing requirement of the principal stock exchange on which our Class A common stock is then listed. Additionally, no amendment may make any change to an option already granted that adversely affects the rights of any participant. The 2004 Employee Stock Purchase Plan will terminate at the earliest of the 10th anniversary of its implementation, the time when there are no remaining reserved shares available for purchase under the plan, or an earlier time that our board may determine.

401(k) Profit Sharing Plan

        We have adopted a tax-qualified employee savings and retirement plan, the 401(k) Profit Sharing Plan, for eligible U.S. employees. Eligible employees may elect to defer a portion of their eligible compensation, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants who have elected to make deferrals to the 401(k) Profit Sharing Plan in an amount we determine annually. Any contributions we make to the 401(k) Profit Sharing Plan or the participants are paid to a trustee. The contributions we make, if any, are subject to a vesting schedule; all other contributions are fully vested at all times. The 401(k) Profit Sharing Plan, and the accompanying trust, is intended to qualify under Sections 401(k) and 501 of the Internal Revenue Code, so that contributions by us or by employees and income earned (if any) on plan contributions are not taxable to employees until withdrawn and contributions by us, if any, will be deductible by us when made. At the direction of each participant, the trustee invests the contributions made to the 401(k) Profit Sharing Plan in any number of investment options.

Retention Programs

        In order to attract, retain and motivate our employees, we maintain a home ownership benefits program, an annual company-wide retreat and a discounted title insurance policy purchase program. Under our home ownership benefits program, an employee receives certain benefits provided by us when purchasing a Comstock home or having a home custom built by us. An employee purchasing a Comstock home will enjoy certain cost benefits in the pricing of the home. We will also assist the employee in obtaining a mortgage. When having a home built, we may provide construction services to and/or act as a general contractor for the employee at a discounted rate. The employee also enjoys the benefits of our favorable materials pricing, and our accounting department assists the employee in monitoring costs and administering payments in connection with the construction of the home. Our annual company-wide retreat allows each employee (accompanied by a guest if desired) an opportunity to interact socially with colleagues in a relaxed, attractive setting. Past retreats have been held at various locations in Florida and in Bermuda. Under our discounted title insurance policy purchase program, an employee may obtain title insurance at a discounted price when the employee purchases or refinances a home.

Limitations on Liability of Directors and Officers and Indemnification

Limitation of Liability

        Our certificate of incorporation provides that our officers and directors will not be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty, to the maximum extent permitted by Delaware law. Under Delaware law, directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for:

  •
  Any breach of the duty of loyalty to the corporation or its stockholders;

  •
  Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  Unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  Any transaction from which the director derived an improper personal benefit.

        This limitation of liability does not apply to non-monetary remedies that may be available, such as injunctive relief or rescission, nor does it relieve our officers and directors from complying with federal or state securities laws.

Indemnification

        Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers, and may indemnify our other corporate agents, to the fullest extent permitted by law. An officer or director shall not be entitled to indemnification if:

  •
  The officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to our best interests; or

  •
  The officer or director is subject to criminal action or proceedings and had reasonable cause to believe the conduct was unlawful.

        We intend to enter into agreements to indemnify our directors and officers in addition to the indemnification provided for in our certificate of incorporation and our bylaws. These agreements, among other things, will provide for indemnification of our directors and officers for expenses specified in the agreements, including attorneys' fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding arising out of these persons' services as a director or officer for us, any of our subsidiaries or any other entity to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Other than the transactions described below, since January 2004, there has not been nor is there currently proposed any transaction or series of similar transactions to which we are or will be a party in which the amount involved exceeded or will exceed $60,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate family has or will have a direct or indirect material interest. We believe that all of these transactions are on terms that are comparable to or not less favorable than terms which would or could have been obtainable from unaffiliated third parties. All proposed future related party transactions will be submitted to our board of directors and our audit committee for approval. Ongoing transactions are reviewed annually to ensure that they are still comparable to or not less favorable than terms which would have or could have been obtainable from unaffiliated third parties. Our Chief Financial Officer, assuming he is not party to the proposed transaction, coordinates with the independent directors in evaluating the fairness to us of the proposed transaction.

        In June 2002, we entered into a $4 million promissory note agreement with TCG Fund I, LC to fund development projects in which approximately $3.3 million and $3.3 million, were funded at December 31, 2004 and March 31, 2005, respectively. TCG Fund I, LC, is an affiliate in which we own a 9.58% interest and third parties own the remaining 90.42% interest. The note bears interest at 12% per annum and is due on June 15, 2006. At December 31, 2004 and March 31, 2005 accrued interest on the note totaled $106,000 and $106,000, respectively.

        In April 2002 and January 2004, we entered into lease agreements for 7,703 and 8,797 square feet, respectively, for our corporate headquarters at 11465 Sunset Hills Road, Reston, Virginia from Comstock Partners, L.C., an affiliate in which Christopher Clemente, Gregory Benson, and others are principals. Christopher Clemente owns a 45% interest, Gregory Benson owns a 5% interest, an entity which is owned or controlled by Christopher Clemente's father-in-law, Dwight Schar, owns a 45% interest, and an unrelated third party owns a 5% interest in Comstock Partners. For the year ended December 31, 2004, total payments made under these lease agreements was $231,000. These leases ended on September 30, 2004. On October 1, 2004, we entered into a five-year lease with Comstock Asset Management, L.C., an entity owned by Christopher Clemente, for 20,609 square feet for our corporate headquarters with annual rental rates of $484,000, subject to an annual increase. Total payments made under this lease agreement were $142,000 as of December 31, 2004. For the three months ended March 31, 2005 total payments made under this lease arrangement were $135,000.

        In May 2003, we hired a construction company in which Christopher Clemente's brother, Louis Clemente, serves as the President and is a significant shareholder, to provide construction services and act as a general contractor at one of our developments. We paid $4.4 million and $3.4 million to this construction company during the years ended December 31, 2004 and for the three months ended March 31, 2005, respectively.

        In May 2003, we entered into a lot purchase agreement to sell 47 developed lots to an entity in which Christopher Clemente's father-in-law, Dwight Schar, serves as the chief executive officer and chairman of the board of directors and is a shareholder. During the year ended December 31, 2004, we delivered 30 lots to this entity for $3.9 million. There are no more lots remaining to be delivered.

        In December 2003, we entered into a $7 million second trust loan agreement, accruing interest at 18% per annum, with Comstock Capital Partners, L.C., a related entity equally owned by Christopher Clemente and Gregory Benson. Immediately upon execution, Comstock Capital Partners assigned 100% of the second trust loan to other parties. An assignment was made covering $6 million of the principal under the second trust loan to an entity owned or controlled by Christopher Clemente's father-in-law, Dwight Schar, at 15% per annum. This loan was paid in full in 2004.

        During the year ended December 31, 2004, we paid $128,000 to Investors Management, LLC for consulting services provided. Investors Management, LLC is a related party which is owned by Christopher Clemente, Gregory Benson, Bruce Labovitz, Lawrence Golub and James Keena (executive officers and/or shareholders of the Company). The note was paid in June of 2004. In August 2004, we entered into a new note agreement in the amount of $163,000, which accrues interest at a rate of 12% per annum. At December 31, 2004, accrued interest on this note totaled $5,000. During February 2005, we received payment in full on this note

        Christopher Clemente's mother-in-law, Janice Schar, and Gary Martin each invested $100,000 as minority shareholders in one of our subsidiaries, and Judah and Deborah Labovitz, the parents of Bruce Labovitz, loaned approximately $300,000 to another of our subsidiaries as a participant in a larger loan accruing interest at 14% per annum. During the first quarter of 2005, we repurchased the minority shareholders interests referenced above for an approximate purchase price of $136,000 each. In April 2005, we paid the $300,000 loan in full.

        During 2003, we entered into agreements with I-Connect, L.C., a company in which Investors Management, LLC holds a 25% interest, for information technology consulting services and the right to use certain customized enterprise software developed with our input. The intellectual property rights associated with the software solution that was developed by I-Connect along with any improvements we made thereto remained the property of I-Connect. During the year ended December 31, 2004, we paid $434,000 to I-Connect. During the quarter ended March 31, 2005, we paid $105,000. Also, in March 2003, we entered into a space sharing agreement with I-Connect, L.C. to occupy and use 3,342 square feet of office space subleased by I-Connect, L.C. from a third party in Reston, Virginia. We paid $4,000 under this agreement for the year ended December 31, 2004. On June 24, 2003, the I-Connect, L.C. sublease was assigned to Comstock Partners, L.C. (as landlord). The space sharing agreement with I-Connect ended on September 30, 2004.

        For the years ended December 31, 2004, we received revenue of approximately $3.3 million by providing administrative and sales support to Comstock Service Corp., Inc., a related party owned by Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub. Subsequent to our Consolidation, we no longer provide services to, or receive payments from, Comstock Service.

        For the years ended December 31, 2004, we received revenue of approximately $1.6 million by providing administrative and sales support to other related parties in which Christopher Clemente, Gregory Benson, Jim Keena, Lawrence Golub and Christopher Clemente's father-in-law, Dwight Schar, are shareholders. We no longer provide services to, or receive payments from, these related parties.

        In October 2004, we entered into an agreement with Comstock Asset Management, Inc. to provide management services to us for a fee of $20,000 a month. Comstock Asset Management, Inc. is a related party wholly owned by Christopher Clemente. For the year ended December 31, 2004, we earned $60,000 in revenue and recorded a receivable for $60,000 from this entity. We also have an option to purchase 484 condominium units from Comstock Asset Management at Loudoun Station. In addition, in November 2004, we entered into an agreement with Comstock Asset Management to sell retail condo units #1 through #5 at its Potomac Yard project for $14.5 million. In connection with this sale, we received a deposit of $8 million upon execution of this agreement.

        During the year ended December 31, 2004, we provided bookkeeping services to Comstock Service and Investors Management, related party entities' at no charge. During the three months ended March 31, 2005, we provided bookkeeping services to Investors Management at no charge.

Consolidation

        In May 2004, upon our incorporation, we issued an aggregate of 10,000 shares of common stock to Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub.

        On December 17, 2004, we completed a series of transactions that consolidated our operations and organization. These transactions resulted in our issuing a total of 4,333,167 shares of our Class A common stock to Messrs. Clemente, Benson, Keena and Golub and a total of 2,733,500 shares of our Class B shares to Messrs. Clemente and Benson.

        In connection with the Consolidation, each of our primary holding companies distributed promissory notes with an aggregate initial principal balance of $21.2 million to its shareholders in an amount equal to such shareholders' pro rata shares of the companies' S corporation accumulated adjustment accounts and undistributed tax basis in affiliated entities, if any, and certain amounts advanced by the shareholders to each of the four primary holding companies relating to costs incurred by those companies in connection with our initial public offering. The shareholders', Messrs. Clemente, Benson and Golub, who subsequently became officers, directors or 5% shareholders, pro rata percentage of the promissory notes were 38%, 36% and 17%, respectively. We used a portion of the net proceeds of our initial public offering to fund distributions to the shareholders of the primary holding companies in payment of all or a portion of the amounts that are due and payable under the promissory notes. If we were to pay the entire outstanding balance of the promissory notes, the aggregate payment would be approximately $9.7 million as of March 31, 2005. As of March 31, 2005, we paid $88,500 in accrued interest with an accrual rate of 3%.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of May 18, 2005, and as adjusted to reflect the sale of the shares of Class A common stock offered by this prospectus:

  •
  each person or entity who is known by us to own beneficially more than 5% of our outstanding common stock;

  •
  each of our executive officers named in the Summary Compensation Table;

  •
  each of our directors;

  •
  all directors and executive officers as a group; and

  •
  the other selling stockholder.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after May 31, 2005, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. In addition, because Class B common stock may be voluntarily converted into Class A common stock on a share-to-share basis, each share of Class B common stock also represents beneficial ownership of a share of Class A common stock. However, for purposes of this presentation, share amounts are presented based upon outstanding shares without regard to convertibility, except as specifically noted otherwise. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

        The number and percentage of shares beneficially owned are based on the aggregate of (i) 9,160,837 shares of Class A common stock and 2,733,500 shares of Class B common stock outstanding, and (ii) 2,255,000 shares of Class A common stock issued in this offering.

        Unless otherwise indicated, the principal address of each of the persons below is c/o Comstock Homebuilding Companies, Inc., 11465 Sunset Hills Road, 5th Floor, Reston, Virginia 20190.

	Shares Beneficially Owned Before the Offering								Shares Beneficially Owned After the Offering
	Class A Common Stock(1)		Class B Common Stock		Beneficial Ownership of Class A and Class B Common Stock Combined				Class A Common Stock(1)		Class B Common Stock		Beneficial Ownership of Class A and Class B Common Stock Combined
Name of Beneficial Owner	Number	Percent of Class	Number	Percent of Class	Economic (%)	Voting (%)(2)	Number of Shares Offered Hereby		Number	Percent of Class	Number	Percent of Class	Economic (%)	Voting (%)(2)
Executive Officers, Directors and Director Nominees
Christopher Clemente(3)	1,365,558	15.3%	1,366,750	50.0%	23.5%	43.8%	(11	)(4)	1,365,558	12.0%	1,366,750	50.0%	19.3%	41.7%
Gregory V. Benson(5)	1,356,333	15.2	1,366,750	50.0	23.4	43.8	150,000	(4)	1,206,333	10.6	1,366,750	50.0	18.2	41.4
Bruce J. Labovitz(6)	25,651	*	—	—	*	*	—		25,651	*	—	—	*	*
William P. Bensten(7)	112,500	1.3	—	—	1.0	*	—		112,500	*	—	—	*	*
David D. Howell(8)	12,619	*	—	—	*	*	—		12,619	*	—	—	*	*
A. Clayton Perfall	1,208	*	—	—	*	*	—		1,208	*	—	—	*	*
David M. Guernsey	2,590	*	—	—	*	*	—		2,590	*	—	—	*	*
James A. MacCuthcheon	659	*	—	—	*	*	—		659	*	—	—	*	*
Gary Martin	659	*	—	—	*	*	—		659	*	—	—	*	*
Robert P. Pincus	—	—	—	—	—	—	—		—	—	—	—	—	—
Socrates Verses(9)	2,000	*	—	—	*	*	—		2,000	*	—	—	*	*
All directors and officers as a group (13 persons)	2,901,740	32.6%	2,733,500	100.0%	48.5%	88.0%	150,000		2,729,471	23.9%	2,733,500	100%	37.5%	83.1%
Other 5% Stockholders
Lawrence Golub(10)	1,100,500	12.4%	—	—	9.5%	2.2%	400,000	(4)	700,500	6.1%	—	—	5.1%	1.4%
Other Selling Stockholder
James Keena	472,976	4.1%	—	—	3.3%	*	100,000		372,976	3.3%	—	—	1.1%	*

*
Less than 1% of the outstanding shares of common stock.

(1)
Does not include shares of Class A common stock issuable upon conversion of Class B common stock.

(2)
Percentage total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. Each holder of Class B common stock shall be entitled to fifteen votes per share of Class B common stock and each holder of Class A common stock shall be entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be provided in our certificate of incorporation or as required by law. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.

(3)
Includes 9,375 unvested shares, 3,125 of which are held by Christopher Clemente's wife, Tracy Schar. 350,083 shares of Class A common stock and 1,366,750 shares of Class B common stock are held by FR54, LLC, an entity that is wholly owned by Christopher Clemente. 1,000 shares are held in trust for the benefit of Nicholas Schar Clemente, 1,000 shares are held in trust for the benefit of Michael Douglas Schar Clemente, 1,000 shares are held in trust for the benefit of Dylan Schar Clemente, 1,000 shares are held in trust for the benefit of Noah Fitzgerald Schar Clemente, 1,000 shares are held in trust for the benefit of Mary Madeline Schar Clemente, and 100 shares are held in trust for the benefit of Christian George Taylor. Christopher Clemente is the custodian for each trust.

(4)
It is currently anticipated that upon exercise in full of the underwriters' over-allotment option, the selling stockholders will agree to sell the following: Mr. Clemente 185,500 shares; Mr. Benson 100,000 shares; and Mr. Golub 150,250 shares.

(5)
Includes 6,250 unvested shares. 350,083 shares of Class A common stock and 1,366,750 shares of Class B common stock are held by Clareth LLC, an entity that is wholly owned by Gregory Benson.

(6)
Includes 25,000 unvested shares. 100 shares are held in trust for the benefit of Jennifer Labovitz, 100 shares are held in trust for the benefit of Jacob Labovitz, and 100 shares are held in trust for the benefit of Sarah Labovitz. Bruce Labovitz is the custodian for each trust.

(7)
Includes 112,500 unvested shares.

(8)
Includes 12,500 unvested shares.

(9)
All 2,000 shares are held in trust for the benefit of Alexa Verses and Zachary Verses. Mr. Verses' wife is the custodian of these trusts.

(10)
Includes 366,833 shares of Class A common stock held by The Lawrence E. Golub Grantor Retained Annuity Trust and 550,250 shares of Class A common stock held by Bragol 2004 Exempt Trust (the selling stockholder), with respect to which Mr. Golub disclaims beneficial ownership. Mr. Golub's address is 551 Madison Avenue, 6th Floor, New York, NY 10022. This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 25, 2005.

(11)
Mr. Clemente will only participate in this offering as a selling stockholder in the event the underwriters' over-allotment is exercised.

DESCRIPTION OF CAPITAL STOCK

        The following description of our common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to these documents. Forms of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

        Our authorized capital stock consists of 77,266,500 shares of Class A common stock, par value $0.01 per share, 2,733,500 shares of Class B common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

        As of May 18, 2005, there were 9,160,837 shares of Class A common stock and 2,733,500 shares of Class B common stock outstanding. Of the outstanding shares of Class B common stock, 1,366,750 shares are beneficially owned by Christopher Clemente, our Chairman and Chief Executive Officer, and 1,366,750 shares are beneficially owned by Gregory Benson, our President and Chief Operating Officer. Based upon the number of shares outstanding as of that date and giving effect to the sale of shares of Class A common stock in this offering, assuming no exercise of the underwriters' over-allotment option and no exercise of options to be outstanding after May 18, 2005, there will be approximately 11,415,837 shares of Class A common stock and 2,733,500 shares of Class B common stock outstanding at the closing of this offering.

        The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. The outstanding shares of our common stock are fully paid and nonassessable.

        Voting. Holders of Class A common stock are entitled to one vote for each share held of record, and holders of Class B common stock are entitled to 15 votes for each share held of record, except with respect to any "going private transaction," as to which each share of Class A common stock and Class B common stock are entitled to one vote per share. Generally, a going private transaction is a transaction in which Messrs. Clemente and Benson, their affiliates, their direct or indirect permitted transferees or a group, which includes Messrs. Clemente and Benson, such affiliates and permitted transferees, seek to buy all outstanding shares. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, except as required by law. However, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A or Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Our common stock does not have cumulative voting rights in the election of directors.

        As a result of this offering, the percentage of the aggregate voting power of the outstanding common stock owned or controlled by Messrs. Clemente and Benson will decline to approximately 83.1% if the over-allotment option is not exercised, and 82.6% if the underwriters' over-allotment option is exercised in full; but they will continue, when acting together, to control all actions to be taken by the stockholders, including the election of all directors to the board of directors. See "Principal and Selling Stockholders" and "Risk Factors."

        Dividends and Stock Splits. Holders of the common stock are entitled to receive, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property, except that in the case of stock dividends, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. In no event will either Class A common stock or Class B common stock be split, divided or combined unless the other class is proportionately split, divided or combined. For example, if we effect a two-for-one stock split with respect to the Class A common stock, we will at the same time effect a two-for-one stock split with respect to the Class B common stock.

        Conversion. The shares of Class A common stock are not convertible into any other series or class of securities. Each share of Class B common stock, however, is freely convertible into one share of Class A common stock at the option of the Class B stockholder. Except for transfers to certain immediate family members or trusts established for the benefit of such family members, transfers to partnerships, corporations, or similar entities whose general partners, stockholders or members are, directly or indirectly, such family members, and transfers to certain charitable organizations or to one of our employee benefit plans (each, a "Permitted Transferee"), any transfer of Class B common stock will result in the automatic conversion of the transferred shares into Class A common stock. Shares of Class B common stock may not be pledged as collateral for indebtedness. Upon the death of any holder of Class B common stock, all outstanding shares of Class B common stock held by such stockholder automatically convert to Class A common stock.

        Mergers, Consolidation and Other Transactions. In the event that we enter into any consolidation, merger, combination or other transaction in which shares of common stock are exchanged for other capital stock, cash or property, then the shares of each class of common stock will be exchanged for the same amount of capital stock, cash or property, as the case may be, for which each share of any other class of common stock is exchanged. Holders of each class of common stock may receive different distributions of stock, securities, cash or property if:

  •
  Shares of common stock are exchanged for shares of capital stock, then the shares exchanged may differ only to the extent that the Class A common stock and the Class B common stock differ;

  •
  The holders of Class A common stock receive an amount of stock, securities, cash or property per share having a value greater than or equal to the value per share into which or for which each share of Class B common stock is exchanged; or

  •
  Holders of Class A common stock and holders of Class B common stock receive an amount of stock, securities, cash or property per share in accordance with a transaction approved by the holders of a majority of Class A common stock and by the holders of a majority of Class B common stock, each voting separately as a class.

        Nasdaq. Our Class A common stock is traded on The Nasdaq Stock Market's National Market under the symbol "CHCI."

Preferred Stock

        Our amended and restated certificate of incorporation authorizes the board of directors, without stockholder action, to designate and issue from time to time shares of preferred stock in one or more series. The board of directors may designate the price, rights, preferences and privileges of the shares of each series of preferred stock, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the board of directors determines the specific rights of the preferred stock. However, possible effects of issuing preferred stock with voting and conversion rights include:

  •
  restricting dividends on common stock;

  •
  diluting the voting power of common stock;

  •
  impairing the liquidation rights of the common stock;

  •
  delaying or preventing a change of control of us without stockholder action; and

  •
  harming the market price of common stock.

        Upon the closing of this offering, no shares of our preferred stock will be outstanding. We have no present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Provisions in Our Charter and Bylaws

        Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and employees, owns, or within three years, did own, 15% or more of a corporation's voting stock.

        Certificate of Incorporation. Our amended and restated certificate of incorporation provides that:

  •
  our board of directors may issue, without further action by the stockholders, up to 20,000,000 shares of undesignated preferred stock;

  •
  any action to be taken by our stockholders must be effected at a duly called annual or special meeting and not by a consent in writing;

  •
  our board of directors shall be divided into three classes, with each class serving for a term of three years;

  •
  vacancies on the board, including newly created directorships, can be filled by a majority of the directors then in office; and

  •
  our directors may be removed only for cause.

        Bylaws. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice to us in writing. To be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or 60 days after the anniversary date, in order to be timely notice from the stockholder must be received:

  •
  not earlier than 120 days prior to the annual meeting of stockholders; and

  •
  not later than 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was made public.

        In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received:

  •
  not earlier than 120 days prior to the special meeting; and

  •
  not later than 90 days prior to the special meeting or the close of business on the tenth day following the day on which public disclosure of the date of the special meeting was made.

        Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders. In addition, a two-thirds supermajority vote of stockholders will be required to amend our amended and restated bylaws.

        The provisions in our amended and restated certificate of incorporation and our amended and restated bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Comstock. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of Comstock that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of Comstock. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of Comstock. They may also have the effect of preventing changes in our management.

Transfer Agent

        The transfer agent and registrar for our Class A common stock is the American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

        We cannot predict the effect, if any, that the sale of our Class A common stock or the availability of shares of Class A common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Class A common stock in the public market following the offering could adversely affect the market price of the Class A common stock and adversely affect our ability to raise capital at a time and on terms favorable to us.

Sale of Restricted Shares

        Upon completion of this offering, we will have 14,149,337 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. Of these shares of common stock, the 2,255,000 shares of Class A common stock being sold in this offering, plus any shares sold upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. Approximately 3,701,721 shares of common stock held by our existing stockholders upon completion of the offering will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144 and 144(k) under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144 and 144(k), these restricted securities will be available for sale in the public market as follows:

  •
  no shares will be available for immediate sale on the date of this prospectus; and

  •
  no shares will be available for sale 90 days after the date of this prospectus, the expiration date for the lock-up agreements, pursuant to Rule 144; or

  •
  7,066,667 shares will be available for sale on December 15, 2005, pursuant to Rule 144.

        In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an "affiliate," as that term is defined in the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  one percent of the then outstanding shares of our Class A common stock (approximately            shares immediately following the offering); or

  •
  the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A stockholder who is deemed not to have been an "affiliate" of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume, limitations, manner of sale provisions or public information requirements.

        All of our affiliates have agreed to further restrict their shares by entering into lock-up arrangements discussed below.

        1,750,000 shares of Class A common stock are reserved for issuance under our equity plans. We have registered the shares of Class A common stock issuable or reserved for issuance under our equity plans.

        We have filed a registration statement under the Securities Act to register shares of Class A common stock reserved for issuance under our 2004 Long-Term Incentive Compensation Plan and our

2004 Employee Stock Purchase Plan. Such registration statement was automatically effective immediately upon filing. Any shares issued pursuant to an award granted under the 2004 Long-Term Incentive Compensation Plan or following a purchase under the 2004 Employee Stock Purchase Plan will be eligible for immediate public sale, subject to vesting requirements and any applicable lock-up agreement.

Lock-up Arrangements

        Our directors, officers and selling stockholders have agreed not to sell or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC on behalf of the underwriters. Upon the expiration of these lock-up agreements, additional shares may be available for sale in the public market, subject to the application of Rule 144.

UNDERWRITING

        We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC is the representative of the underwriters. We and the selling stockholders, which may include Christopher Clemente, our Chairman and Chief Executive Officer, if the underwriter's over-allotment option is exercised, will enter into a firm commitment underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders will agree to sell to the underwriters, and each underwriter will agree to purchase, the number of shares of Class A common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Robert W. Baird & Co.
Ferris, Baker Watts, Incorporated

Total

        The underwriting agreement will be subject to a number of terms and conditions and provide that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $            per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $            per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        Over-Allotment Option.    The selling stockholders have granted the underwriters an over-allotment option to buy up to 435,750 additional shares of our Class A common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from the selling stockholders in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. The selling stockholders will pay the expenses associated with the exercise of this option.

        Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by Selling Stockholders
	Paid by Us	No Exercise	Full Exercise
Per Share	$	$	$

Total	$	$	$

        We estimate that the expenses of the offering to be paid by us and the selling stockholders, not including underwriting discounts and commissions, will be approximately $700,000.

	Paid by Us	Paid by the Selling Stockholders
Total	$600,000	$100,000

        Listing.    Our Class A common stock is quoted on the Nasdaq National Market under the symbol "CHCI".

        Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters and the selling stockholders commence the activities, they may discontinue them at any time. The underwriters and the selling stockholders may carry out these transactions on the Nasdaq National Market, in the over-the counter market or otherwise.

        Market Making.    In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making is allowed during the period when the Securities and Exchange Commission rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

        Lock-up Agreements.    We, our directors and executive officers and the selling stockholders will enter into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into exchanged for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 90 days from the date of this prospectus. This consent may be given at any time without public notice.

        Indemnification.    We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

        Conflicts/Affiliates.    The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates and the selling stockholders for which services they have received, and may in the future receive, customary fees.

LEGAL MATTERS

        Greenberg Traurig, LLP, Washington, D.C., will provide us an opinion relating to the validity of the Class A common stock issued in this offering. Legal matters will be passed upon for the underwriters by Hunton & Williams LLP, Richmond, Virginia.

EXPERTS

        The financial statements as of December 31, 2004 and 2003 and for each of the three years in the period then ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

        We have filed with the Commission a registration statement on Form S-1 with respect to the Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect us and the Class A common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the Commission's Web site at www.sec.gov. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms and the Web site of the Commission referred to above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Comstock Homebuilding Companies, Inc.:

        In our opinion, the accompanying consolidated and combined balance sheets and the related consolidated and combined statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Comstock Homebuilding Companies, Inc. (the "Company") and the Comstock Companies (as defined in Note 1) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 2, the Company adopted FIN 46-R, "Variable Interest Entities" and SFAS 123R, "Share Based Payment" on January 1, 2004.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
March 25, 2005

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED AND COMBINED BALANCE SHEETS

(Amounts in thousands, except share data)

	As of December 31,
	2004	2003
		Predecessor
ASSETS
Cash and cash equivalents	$67,559	$17,160
Restricted cash	7,500	—
Receivables	239	1,938
Due from related parties	1,447	3,140
Real estate held for development and sale	104,326	65,272
Inventory not owned — variable interest entities	118,558	—
Property, plant and equipment	488	223
Investment in real estate partnerships	1,029	1,139
Deferred income tax	821	—
Other assets	2,540	1,312

TOTAL ASSETS	$304,507	$90,184

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities	$35,532	$10,454
Income taxes payable	290	—
Due to related parties	148	230
Obligations related to inventory not owned	114,333	—
Notes payable	65,684	51,923
Notes payable — related parties	10,944	9,139
Distribution payable	12,655	—

TOTAL LIABILITIES	239,586	71,746

Commitments and contingencies (Note 13)
Minority interest	2,695	11,413

SHAREHOLDERS' EQUITY
Comstock Holding Company, Inc.
Common stock, $1 par value; 2,000 shares authorized, 1,279 shares issued and outstanding	—	1
Comstock Homes, Inc.
Common stock, $1 par value; 2,000 shares authorized, 1,279 shares issued and outstanding	—	1
Sunset Investment Corp., Inc.
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	—	1
Comstock Homebuilding Companies Inc.
Class A common stock, $0.01 par value, 77,266,500 shares authorized, 9,162,484 issued and outstanding	92	—
Class B common stock, $0.01 par value, 2,733,500 shares authorized, 2,733,500 issued and outstanding	27	—
Additional paid-in capital	75,510	1,493
Unearned compensation	(4,314)	—
Retained earnings (accumulated deficit)	(9,089)	5,529

TOTAL SHAREHOLDERS' EQUITY	62,226	7,025

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$304,507	$90,184

The accompanying notes are an integral part of these combined consolidated financial statements.

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS

(Amounts in thousands, except share data)

	Years ended December 31,
	2004	2003	2002
		PREDECESSOR
Revenues
Sale of real estate—homes	$87,003	$49,081	$29,397
Other revenue	9,042	6,440	5,355

Total revenue	96,045	55,521	34,752
Expenses
Cost of sales of real estate	57,339	36,620	22,102
Cost of sales of other	6,654	5,136	4,718
Selling, general and administrative	11,940	5,712	3,725

Operating income	20,112	8,053	4,207
Other expense (income), net	908	(44)	10

Income before minority interest and equity in earnings of real estate partnerships	19,204	8,097	4,197
Minority interest	5,260	2,297	664

Income before equity in earnings of real estate partnerships	13,944	5,800	3,533
Equity in earnings of real estate partnerships	118	139	51

Income before income taxes	14,062	5,939	3,584
Income tax provision (benefit)	(241)	—	—

Net income	$14,303	$5,939	$3,584

Basic earnings per share	$1.95	$0.84	$0.59

Basic weighted average shares outstanding	7,347	7,067	6,074

Dilutive earnings per share	$1.95	$0.84	$0.59

Dilutive weighted average shares outstanding	7,351	7,067	6,074

The accompanying notes are an integral part of these combined consolidated financial statements.

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in thousands, except share data)

	Common stock
			Comstock Homebuilding Companies, Inc.
	PREDECESSOR The Comstock Companies
			Class A			Class B
									Additional paid-in capital	Unearned compensation		Retained earnings (deficit)
	Shares	Amount	Shares	Amount		Shares	Amount						Total
Balance at December 31, 2001	2,558	$2		$			$		$307	$		$2,627	$2,936
Repurchase of shares	(68)	—							—			—	—
Stock compensation	68	—							77			—	77
Contributions	1,000	1							1,109			—	1,110
Distributions	—	—							—			(4,100)	(4,100)
Net income	—	—							—			3,584	3,584

Balance at December 31, 2002	3,558	3	—		—	—		—	1,493			2,111	3,607
Distributions	—	—							—			(2,521)	(2,521)
Net income	—	—							—			5,939	5,939

Balance at December 31, 2003	3,558	3	—		—	—		—	1,493		—	5,529	7,025
Distributions	—	—							—			(5,668)	(5,668)
Issuance of common stock in Homebuilding on June 7, 2004		—											—
Recapitalization by virtue of merger	(3,558)	(3)	4,333		43	2,733		27	4				71
Acquisition of Service on December 17, 2004									4,756				4,756
Issuance of common stock of Homebuilding on December 17, 2004 (less transaction costs)			3,960		40				56,012				56,052
Issuance of common stock—overallotment			594		6				8,833				8,839
Distribution following IPO												(23,253)	(23,253)
Issuance of restricted common stock			275		3				4,402		(4,405)		—
Stock-based compensation—restricted stock grants											91		91
Stock-based compensation—stock options									10				10
Net income	—	—							—			14,303	14,303

Balance at December 31, 2004	—	$—	9,162		$92	2,733		$27	$75,510		$(4,314)	$(9,089)	$62,226

The accompanying notes are an integral part of these combined consolidated financial statements.

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENT OF CASH FLOWS

(Amounts in thousands, except share data)

	Years Ended December 31,
	2004	2003	2002
		PREDECESSOR
Cash flows from operating activities:
Net income	$14,303	$5,939	$3,584
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation	106	67	61
Loss on disposal of assets	1
Minority interest	5,260	2,297	664
Equity in earnings of real estate partnerships	(118)	(139)	(51)
Stock compensation	101	—	77
Deferred income tax	(531)	—	—
Changes in operating assets and liabilities:
Restricted cash	(7,500)	—	—
Receivables	2,107	(1,736)	402
Due from related parties	1,693	(1,832)	(564)
Real estate held for development and sale	(23,081)	(44,260)	(11,757)
Other assets	(5,428)	1,005	(1,057)
Accounts payable and accrued liabilities	24,025	6,237	825
Income tax payable	290
Due to related parties	(82)	(24)	(50)

Net cash provided by (used in) operating activities	11,146	(32,446)	(7,866)

Cash flows from investing activities:
Purchase of property, plant, and equipment	(372)	(90)	(132)
Distributions from Investments in real estate partnerships	120	157	—
Investment in real estate partnerships	—	—	(1,000)
Acquisition of Service	1,215	—	—

Net cash provided (used in) by investing activities	963	67	(1,132)

Cash flows from financing activities:
Proceeds from notes payable	81,747	74,521	26,240
Proceeds from related party notes payable	4,646	6,300	2,839
Payments on notes payable	(78,716)	(37,782)	(21,218)
Payments on related party notes payable	(6,000)	—	—
Contribution from minority shareholders	—	2,000	7,592
Contributions received from shareholders	—	—	1,110
Distributions paid to minority shareholders	(14,181)	(1,674)	(1,856)
Distributions paid to shareholders	(14,168)	(2,521)	(4,100)
Proceeds from offering	64,962

Net cash provided by financing activities	38,290	40,844	10,607

Net increase in cash and cash equivalents	50,399	8,465	1,609
Cash and cash equivalents, beginning of period	17,160	8,695	7,086

Cash and cash equivalents, end of period	$67,559	$17,160	$8,695

Supplemental information of noncash activites
Amounts owed for real estate acquired via deferred purchase agreements (Note 10)	$873	$1,128	$308
Supplemental Cash Flow Data
Interest paid (net of amounts capitalized)	$378	$8	$12

The accompanying notes are an integral part of these combined consolidated financial statements.

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Amounts in thousands, unless otherwise indicated)

1. ORGANIZATION

        Comstock Companies, Inc. (the "Company") was incorporated on May 24, 2004 as a Delaware corporation. On June 30, 2004, the Company changed its name to Comstock Homebuilding Companies, Inc.

        On December 17, 2004 as a result of completing its initial public offering ("IPO") of its Class A Common Stock, the Company acquired 100% of the outstanding capital stock of Comstock Holding Company, Inc. and subsidiaries ("Comstock Holdings") by merger, which followed a consolidation that took place immediately prior to the closing of the IPO (the "Consolidation"). The Consolidation was effected through the mergers of Sunset Investment Corp., Inc. and subsidiaries and Comstock Homes, Inc. and subsidiaries and Comstock Service Corp., Inc and subsidiaries ("Comstock Service") with and into Comstock Holdings. Pursuant to the terms of the merger agreement, shares of Comstock Holdings were canceled and replaced by 4,333 and 2,734 shares Class A and B Common Stock of the Company respectively. Both Class A and B Common Stock shares bear the same economic rights. However for voting purposes, Class A stock holders are entitled to one vote for each share held while Class B stock holders are entitled to fifteen votes for each share held.

        The mergers of Sunset Investment Corp., Inc. and subsidiaries and Comstock Homes, Inc. and subsidiaries with and into Comstock Holdings (collectively "The Comstock Companies" or "Predecessor") and the Company's acquisition of Comstock Holdings was accounted for using the Comstock Companies' historical carrying values of accounting as these mergers were not deemed to be substantive exchanges. The merger of Comstock Service was accounted using the purchase method of accounting (see Note 2) as this was deemed to be a substantive exchange due to the disparity in ownership.

        The Predecessor is not a legal entity but rather a combination of entities that have a high degree of common ownership, common management, and common corporate governance that resulted in substantially the same ownership as the Comstock Companies before and after the transaction, and therefore these combined financial statements present the combined historical operations of the Company.

        As a result of the IPO, the Company sold 3,960 Class A Common Shares at $16.00 per share, raising proceeds net of the underwriting discount, of approximately $56.0 million.

        On December 28, 2004, pursuant to the underwriters' exercise of their over-allotment option, the Company sold an additional 594 shares resulting in additional proceeds net of underwriting discount, of approximately $8.8 million. As of December 31, 2004, the Company had used approximately $15.3 million of the $64.9 million in net proceeds from the IPO to (i) repay certain indebtedness (approximately $2.5 million); (ii) pay our stockholders, prior to the offering, amounts owed for undistributed tax partnership profits (approximately $8.5 million); and (iii) purchase outstanding minority membership interests in certain of our subsidiaries (approximately $4.3 million).

        Our Class A common stock is traded on the NASDAQ National market under the symbol "CHCI". We have no public trading history prior to December 14, 2004.

        For purposes of identification and description, we are referred to as the "Predecessor" for the period prior to the IPO, the Company for the period subsequent to the IPO, and "we," "us," and "our" for both periods.

        The Company develops, builds and markets single-family homes, townhouses and condominiums in the Washington D.C. and North Carolina metropolitan markets. The Company also provides certain management and administrative support services to certain related parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        A summary of the significant accounting principles and practices used in the preparation of the consolidated and combined financial statements is as follows:

Basis of Presentation

        As discussed in Note 1, the Company and the Predecessor effected the Consolidation on December 17, 2004. The Company and the Predecessor were entities that had a high degree of common ownership, common management, and common corporate governance as they were owned by the same individuals each holding substantially the same ownership. As a result, the Company has determined that, based on the high degree of common ownership that resulted in substantially the same ownership interests before and after the transaction, the common nature of the businesses, the long-term business relationships between the companies and other related factors, the exchange lacked substance and therefore, they accounted for the Consolidation on a historical cost basis in accordance with FASB Technical Bulletin (FTB 85-5, "Issues Related to Accounting of Business Combination.") Further, SFAS 141 "Business Combinations" states that, in transactions between parties under common control, the receiving entity should account for the assets and liabilities received at their historical carrying values. Additionally, such transfers should be accounted for by the receiving entity as of the beginning of the period in which the transaction occurs. Accordingly, the Company has reflected the assets and liabilities acquired in the transaction at their historical carrying values and the results of operations are presented as if the transaction occurred on January 1, 2004. The accompanying combined balance sheet as of December 31, 2003 and the combined statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2003 and 2002 are those of the Predecessor.

        As further discussed in Note 4, the Predecessor merged with Comstock Service on December 17, 2004. Due to a disparity in ownership as compared to the other entities which comprised the Predecessor, Comstock Service was not under common control with the Predecessor and as such the consolidation transaction was considered a substantive exchange. Accordingly, the Company has accounted for the consolidation of Comstock Service as an acquisition using the purchase method of accounting as required by SFAS 141. As a result, the assets and liabilities acquired have been recorded at the fair values in the accompanying financial statements on the date of the transaction. No goodwill was recognized in connection with this transaction.

Principles of consolidation

        The consolidated and combined financial statements include all controlled subsidiaries. In addition, the Company reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. See the "Recent accounting pronouncements" section of this Note and Note 3 for additional discussion on the consolidation of variable interest entities. All material inter-company balances and transactions are eliminated in consolidation.

Cash and cash equivalents

        Cash and cash equivalents are comprised of cash and short-term investments with maturities when purchased of three months or less. At times, the Company may have deposits with institutions in excess of federally insured limits. Banking institutions with which the Company does business are considered credit worthy; therefore, credit risk associated with cash and cash equivalents is considered low. At December 31, 2004, the Company had restricted cash of $7,500, which primarily includes certain customer deposits related to home sales.

Receivables

        Receivables include amounts in transit or due from title and settlement companies for residential property closings. The Company has determined that no allowance for uncollectibility is required at December 31, 2004 and 2003 based on a review of the individual accounts.

Real estate held for development and sale

        Real estate held for development and sale includes land, land development costs, interest and other construction costs and is stated at cost or, when circumstances or events indicate that the real estate held for development or sale is impaired, at estimated fair value.

        Land, land development and indirect land development costs are accumulated by specific area and allocated to various lots or housing units using specific identification and allocation based upon the relative sales value, unit or area methods. Direct construction costs are assigned to housing units based on specific identification. Construction costs primarily include direct construction costs and capitalized field overhead. Other costs are comprised of prepaid local government fees and capitalized interest and real estate taxes. Selling costs are expensed as incurred.

        Estimated fair value is based on comparable sales of real estate in the normal course of business under existing and anticipated market conditions. The evaluation takes into consideration the current status of the property, various restrictions, carrying costs, costs of disposition and any other circumstances, which may affect fair value including management's plans for the property. Due to the large acreage of certain land holdings, disposition in the normal course of business is expected to extend over a number of years. A write-down to estimated fair value is recorded when the carrying value of the property exceeds its estimated fair value. These evaluations are made on a property-by-property basis. The Company assesses the impairment of real estate assets whenever events or changes in circumstances indicate that the net book value may not be recoverable.

Capitalized interest and real estate taxes

        Interest and real estate taxes incurred relating to the development of lots and parcels are capitalized to real estate held for development and sale during the active development period, which generally commences when borrowings are used to acquire real estate assets and ends when the properties are substantially complete. Interest is capitalized based on the interest rate applicable to specific borrowings or the weighted average of the rates applicable to other borrowings during the period. Interest and real estate taxes capitalized to real estate held for development and sale are expensed as a component of cost of sales as related units are sold.

        The following table is a summary of interest incurred and capitalized:

	Years Ended December 31,
	2004	2003	2002
Total interest incurred	$4,686	$1,944	$739

Beginning interest capitalized	$1,428	$586	$468
Plus: Interest incurred on notes payable	2,847	1,782	550
Plus: Interest incurred on related party notes payable	1,461	154	177
Less: Interest expensed as a component of cost of sales	(1,212)	(1,094)	(609)

Ending interest capitalized	$4,524	$1,428	$586

Environmental remediation costs

        Development and sale of real estate property creates a potential for environmental liability. Environmental costs relating to land and properties under development are capitalized and charged to cost of sales when sold. Environmental costs incurred in connection with properties previously sold are expensed in the period when identified.

Property, plant, and equipment

        Property, plant, and equipment are carried at cost less accumulated depreciation and are depreciated on the straight-line method over their estimated useful lives as follows:

Furniture and equipment	7 years
Computer equipment	3 years
Office equipment	7 years

        Provisions for impairment are recorded when estimated future cash flows from operations and projected sales proceeds are less than the net carrying value. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from their separate accounts and any gain or loss on sale is reflected in operations. Expenditures for maintenance and repairs are charged to expense as incurred.

Investment in real estate partnerships

        Real estate partnerships in which the Company has significant influence and is not the primary beneficiary under FIN 46, but less than a controlling interest, are accounted for under the equity method. Under the equity method, the Company's initial investment is recorded at cost and is subsequently adjusted to recognize its share of earnings and losses. Distributions received reduce the carrying amount of the investment.

Warranty reserve

        Warranty reserves for houses sold are established to cover potential costs for materials and labor with regard to warranty-type claims expected to arise during the one-year warranty period provided by the Company or within the five-year statutorily mandated structural warranty period. Since the Company subcontracts its homebuilding work, subcontractors are required to provide the Company with an indemnity and a certificate of insurance prior to receiving payments for their work. Claims relating to workmanship and materials are generally the primary responsibility of the subcontractors and product manufacturers. The warranty reserve is established at the time of closing, and is calculated based upon historical warranty cost experience and current business factors. Variables used in the calculation of the reserve, as well as the adequacy of the reserve based on the number of homes still under warranty, are reviewed on a periodic basis. Warranty claims are directly charged to the reserve as they arise. The following table is a summary of warranty reserve activity which is included in accounts payable and accrued liabilities:

	Years Ended December 31,
	2004	2003	2002
Balance at beginning of period	$541	$460	$615
Additions(1)	823	344	214
Releases and/or charges incurred	(448)	(263)	(369)

Balance at end of period	$916	$541	$460

(1)
Includes $147 in net additions as a result of the acquisition of Comstock Service as previously discussed in Note 1.

Minority interest

        Minority interest reflects third parties' ownership interest in entities the Company has consolidated. Also included in minority interest is the estimated fair value of all third-party interests in our consolidated variable interest entities, which are described in Note 3.

Revenue recognition

        The Company recognizes revenues and related profits from the sale of residential properties and finished lots when closing has occurred, full payment has been received, title and possession of the property transfer to the buyer and the Company has no significant continuing involvement in the property.

        Other revenues are derived from management and administrative support services provided to related parties, which are recognized as the services are provided.

Advertising costs

        The total amount of advertising costs charged to general, selling and administrative expense was $863, $391, and $413 for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock compensation

        As discussed in Note 14, the Company currently sponsors stock option plans and restricted stock award plans. Prior to December 14, 2004, the Company did not sponsor any such plans. Effective January 1, 2004, the Company adopted SFAS No. 123R (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements over the vesting period based on their fair values at the date of grant.

Income taxes

        Prior to December 17, 2004 the Predecessor Company had elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code and therefore was not subject to income taxes. Taxable income or loss was passed through and reported by the individual shareholders. Subsequent to the Consolidation the company was reorganized as a C corporation under which income taxes are accounted for under the asset and liability method in accordance with SFAS 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per share

        The following weighted average shares and share equivalents are used to calculate basic and diluted EPS for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31
	2004	2003	2002
Basic earnings per share
Net Income	$14,303	$5,939	$3,584

Basic weighted-average shares outstanding	7,347	7,067	6,074

Per share amounts	$1.95	$0.84	$0.59

Dilutive Earnings Per Share
Net Income	$14,303	$5,939	$3,584

Basic weighted-average shares outstanding	7,347	7,067	6,074
Stock options and restricted stock grants	4	—	—

Dilutive weighted-average shares outstanding	7,351	7,067	6,074

Per share amounts	$1.95	$0.84	$0.59

        Shares issued to the owners of the Predecessor in exchange for their interests in connection with the Consolidation have been reflected in weighted average shares as of the beginning of the earliest period presented.

Comprehensive income

        For the years ended December 31, 2004, 2003, and 2002, comprehensive income equaled net income; therefore, a separate statement of comprehensive income is not included in the accompanying combined consolidated financial statements.

Segment reporting

        Since the Company operates primarily in a single extended geographical market with similar products at its various development projects, it is considered to represent a single reportable segment for financial reporting purposes.

Use of estimates

        The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes amounts. Actual results could differ from those estimates. Material estimates are utilized in the valuation of real estate held for development and sale, capitalization of costs, consolidation of variable interest entities and warranty reserves.

Recent accounting pronouncements

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments, ("SFAS 123R"). SFAS 123R is a revision of SFAS 123 and supersedes APB No. 25. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements and establishes fair value as the measurement objective in accounting for share-based payment arrangements. SFAS 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and applies to all awards granted, modified, repurchased or cancelled after the effective date, and all outstanding portions of awards granted prior to the effective date which are unvested as the effective date of the pronouncement. Entities may adopt the provisions of SFAS 123R using either the modified prospective or modified retrospective application. Under the modified prospective method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosure. For periods before the required effective date, the modified retrospective application may be applied to either (a) all prior years for which SFAS 123 was effective or (b) only to prior interim periods in the year of initial adoption, on a basis consistent with the pro forma disclosures required for those periods by SFAS 123. The Company adopted SFAS 123R prospectively on January 1, 2004. Prior to December 17, 2004 the Company had no share based payment transaction.

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A variable interest entity is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Expected losses are the expected negative variability of an entity's net assets exclusive of its variable interests, and expected residual returns are the expected positive variability in the fair value of an entity's assets, exclusive of variable interests. Prior to the issuance of FIN 46, an enterprise generally consolidated an entity when the enterprise had a controlling financial interest in the entity through ownership of a majority voting interest.

        In December 2003, the FASB issued a revision of FIN 46 ("FIN 46-R"), clarifying certain provisions of FIN 46. The Company adopted the provisions of FIN 46-R on February 1, 2003 to the extent that they related to variable interest entities created on or after that date. For variable interest entities created before January 31, 2003, FIN46-R was deferred to the end of the first interim or annual period ending after March 15, 2004. The Company fully adopted FIN 46-R effective March 31, 2004. Based on the provisions of FIN 46-R, the Company has concluded that whenever it options land or lots from an entity and pays a significant non-refundable deposit, a variable interest entity is created under condition (ii) (b) of the previous paragraph. The Company has been deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected theoretical losses if they occur. For each variable interest entity created the Company will compute expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46-R. If the Company is deemed to be the primary beneficiary of the variable interest entity it will consolidate the variable interest entity on its balance sheet. See Note 3.

        In December 2004, the FASB issued Staff Position SFAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 ("FSP SFAS 109-1"). The American Jobs Creation Act of 2004 (the "Act"), which was signed into law on October 22, 2004, provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. The Company does not expect the phase in of this new deduction to result in a significant impact in the effective tax rate for fiscal years 2005 and 2006 based on current earnings levels. However, due to the lack of clarification regarding certain aspects of the Act, the Company is still evaluating the overall impact of the Act on the Company's earnings forecast. Under the guidance in FSP SFAS 109-1, the deduction will be treated as a "special deduction" as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the Company's tax return.

3. CONSOLIDATION OF VARIABLE INTEREST ENTITIES

        The Company typically acquires land for development at market prices from various entities under fixed price purchase agreements. The purchase agreements require deposits that may be forfeited if the Company fails to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts. The Company may, at its option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of its intent not to acquire the land under contract. The Company's sole legal obligation and economic loss for failure to perform under these purchase agreements is typically limited to the amount of the deposit pursuant to the liquidated damages provision contained within the purchase agreement. As a result, none of the creditors of any of the entities with which the Company enters into forward fixed price purchase agreements have recourse to the general credit of the Company. The Company also does not share in an allocation of either the profit earned or loss incurred by any of these entities with which the Company enters fixed price purchase agreements.

        The Company has concluded that whenever it options land or lots from an entity and pays a significant non-refundable deposit as described above, a variable interest entity is created under the provisions of FIN 46-R (see recent accounting pronouncement in Note 2). This is because the Company has been deemed to have provided subordinated financial support, which refers to variable interest that will absorb some or all of an entity's expected theoretical losses if they occur. The Company therefore examines the entities with which the Company enters into fixed price purchase agreements, for possible consolidation by the Company under FIN 46-R. This requires the Company to compute expected losses and expected residual returns based on the probability of future cash flows as outlined in FIN 46-R. This calculation requires substantial management judgments and estimates. In addition, because the Company does not have any contractual or ownership interests in the entities with which it contracts to buy the land, the Company does not have the ability to compel these development entities to provide financial or other data to assist the Company in the performance of the primary beneficiary evaluation.

        The Company has evaluated all of its fixed price purchase agreements and has determined that it is the primary beneficiary of five of those entities. As a result, at December 31, 2004, the Company has consolidated these entities in the accompanying combined and consolidated balance sheet. The effect of the consolidation at December 31, 2004 was the inclusion of $118,558 in "Inventory not owned—Variable Interest Entities" with a corresponding inclusion of $114,333 (net of land deposits paid of $4,225) to "Obligations related to inventory not owned." Creditors, if any, of these Variable Interest Entities have no recourse against the Company.

4.    ACQUISITIONS

        As discussed in Note 1, the Company on December 17, 2004, merged Comstock Service into Comstock Holdings. The acquisition was accounted for under the purchase method and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair value on the acquisition date.

        Pursuant to the terms of the purchase agreement, shares of Comstock Service were canceled and replaced by shares of Comstock Holding. (As discussed in Note 1)

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$1,216
Notes receivable	2,506
Real estate held for development and sale	19,338
Other assets	25

Total assets acquired	23,085
Less: Accounts payable	(1,052)
Less: Notes payable	(13,889)
Less: Minority interest	(2,717)
Less: Other liabilities	(671)

Net assets acquired	$4,756

        Additionally, in 2004, the Company purchased certain noncontrolling minority interests in its consolidated subsidiaries for a total of $900. The net excess of the fair value over the book value of $226 was allocated to the related subsidiary's assets, primarily work in process.

        The selected unaudited pro forma consolidated information for the years ended December 31, 2004 and 2003, determined as if the acquisition, described above, had occurred on January 1, of each year as follows:

	Proforma (unaudited) Years ended December 31,
	2004	2003
Revenues	$102,135	$62,359
Operating income	19,456	8,695
Other (income) expense, net	1,018	(70)
Income before minority interest and equity in earnings of real estate partnerships	18,438	8,765
Minority interest	5,157	3,713

Income before equity in earnings of real estate partnerships	13,281	5,052
Equity in earnings of real estate partnerships	118	139

Net Income before income taxes	$13,399	$5,191

        The selected unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of results of operations in future periods or results that would have been achieved had the Company and the acquired business been combined during the specified periods.

5.    REAL ESTATE HELD FOR DEVELOPMENT AND SALE

        Real estate held for development and sale consists of the following:

	December 31,
	2004	2003
Land and land development costs	$65,545	$48,459
Cost of construction (including capitalized interest and real estate taxes)	38,781	16,261
Homes held for resale (model homes)	—	552

	$104,326	$65,272

6.    PROPERTY, PLANT, AND EQUIPMENT, NET

        Property, plant, and equipment consist of the following:

	December 31,
	2004	2003
Computer equipment	$498	$318
Furniture and fixtures	152	89
Office equipment	271	165

	921	572
Less: accumulated depreciation	433	349

	$488	$223

        Depreciation expense, included in "Selling, general, and administrative" in the consolidated and combined financial statements of operations, amounted to $106, $67 and $61 for the years ended December 31, 2004, 2003 and 2002, respectively.

7.    INVESTMENTS IN REAL ESTATE PARTNERSHIPS

        Investments in real estate partnerships accounted for using the equity method are comprised of the following:

	December 31,
	2004	2003
TCG Fund I, L.C.(1)	$1,029	$1,029
Comstock North Carolina, L.L.C.(2)	—	110
North Shore Investors, LLC (3)	—	—

	$1,029	$1,139

(1)
TCG Fund I, L.C. ("Fund I")—During 2002, the Predecessor made a $1,000 investment in Fund I. Under the terms of the investment, the Company has a 9.58% member interest in Fund I and a 33.18% interest in the Loan Class of Fund I. Fund I provides funds for real estate projects being developed, managed or built by entities in which the Company has an interest. For the years ended December 31, 2004, 2003, and 2002 the Company recorded earnings of $120, $120, $65 respectively. The Company received distributions of $120, $156 and $0 during the year ended December 31, 2004, 2003, 2002, respectively.

(2)
Comstock North Carolina, L.L.C. ("Comstock North Carolina")—Prior to the acquisition of Comstock Service on December 17, 2004 as discussed in Note 1, the Predecessor had a 1.35% member interest in Comstock North Carolina, an entity formed to acquire developed residential lots and constructed single-family and townhouse units through subsidiary entities. The remaining 98.65% of member interests are held by 18 individual investors, including Comstock Service acting as general partner and owning a 75% member interest. For the years ended December 31, 2004, 2003 and 2002 the Company recorded earnings (losses) of $2, $19, and $(14), respectively. The Company has not received any distributions during the years ended December 31, 2004 and 2003. On December 17, 2004 as a result of the acquisition of Comstock Service, the Company acquired the controling interest in Comstock North Carolina and accordingly now consolidates this investee.

(3)
Prior to the Company's acquisition of Comstock Service as discussed in Note 1, Comstock Service in 2001, had invested $41 in North Shore Investors, LLC for a 50% ownership interest. North Shore Investors, LLC was formed to acquire and develop residential lots and construct single family and townhouse units. In 2002, as a result of recognizing its share of net losses incurred by North Shore Investors, LLC, the Comstock Service reduced its investment in North Shore Investors, LLC, to $0. As of December 31, 2004 the Company had not received dividends from North Shore Investors, LLC.

        The condensed combined balance sheets and the statements of operations for the real estate property partnerships accounted for using the equity method are as follows:

Condensed Combined Balance Sheets (unaudited)

	December 31,
	2004	2003
Real estate held for development and sale	$10,556	$8,575
Other assets	4,037	11,780

Total assets	$14,593	$20,355

Mortgage notes payable	$10,659	$5,577
Notes payable to related parties	1,432	606
Other liabilities	181	1,330

Total liabilities	12,272	7,513
Partners' capital	2,321	12,842

Total liabilities and partners' capital	$14,593	$20,355

Condensed Combined Statements of Operations (unaudited)

	Years Ended December 31,
	2004	2003	2002
Revenues	$22,157	$11,349	$12,225

Operating income (loss)	4,573	1,691	(832)
Other (income) and expense	99	21	32

Net income (loss)	$4,474	$1,670	$(864)

Company's share of net income (loss)	$118	$139	$51

8.    OTHER ASSETS

        Other assets consist of the following:

	December 31,
	2004	2003
Contract land deposits	$630	$380
Restricted escrow deposits	776	431
Other	1,134	501

	$2,540	$1,312

9.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities consist of the following:

	December 31,
	2004	2003
Trade payables	$15,318	$7,418
Warranty	916	541
Customer deposits	16,678	1,263
Other	2,620	1,232

	$35,532	$10,454

10.    NOTES PAYABLE

        The Company has outstanding borrowings with various financial institutions and other lenders which have been used to finance the acquisition, development, and construction of real estate property. Notes payable consist of the following:

	2004	2003
Notes payable to non-related parties
Shared construction and development loans with approximately $136,760 available to be drawn for planned development expenditures, with monthly interest payments ranging from prime + 0.5% to 16% (the prime rate at December 31, 2004 and 2003, was 5.25% and 4.0%, respectively)	$63,071	$33,567
Interest bearing deferred purchase money deed of trust note issued in exchange for land, with interest at a rate of 5.39%. The note matures in December 2005	1,512	—
Acquisition loan facility of $16,000 with monthly interest only payments at the 30 day LIBOR rate + 3% (4.12% and 4.95% at December 31, 2003 and November 2004 maturity)	—	16,000
Subordinated second trust loans of $1,000 and $228 with monthly interest only payments of 18% and 14%, respectively. The remaining note matures in February 2007	228	1,228
Non-interest bearing deferred purchase money notes issued in exchange for land	873	1,128

	65,684	51,923

Notes payable to related parties
Subordinated second trust loans of $300 with monthly interest and $6,000 with quarterly interest only payments of 14% and 18% respectively. The notes mature in October 2004 and February 2007, respectively	300	6,300
Note payable of up to $5,000 with quarterly interest only payments of 12% per annum maturing in April 2007	2,500	—
Note payable of $2,400 with monthly interest only payments of 12% per annum maturing in July 2005	2,400	—
Note payable to TCG Fund I LC, an equity method investee for a loan up to $4,000 with interest only payments at 12% per annum maturing in June 2006. At December 31, 2002, 2003 and 2004 the accrued interest on the note is $185, $90 and $106, respectively	3,323	2,839
Note payable to TCG Debt Fund II LC, a related party due to common ownership, for a loan up to $2,600 with interest only payments at 12% per annum maturing in September 2007. At December 31, 2004 the accrued interest on the note is $49	2,421	—

	$76,628	$61,062

        Maturities with respect to all notes payable as of December 31, 2004 are as follows:

Years ending December 31,
2005	$30,976
2006	17,566
2007	28,086

$76,628

        For the years ended December 31, 2004, 2003 and 2002, aggregate debt had a weighted average annual effective interest rate of 6.9%, 6.6%, and 6.0% respectively.

        Upon settlement of each home or lot, principal is curtailed based upon a specific release payment to the lender. The loans are collateralized by first liens on the land held for development and the construction in progress of the respective developments. In addition, borrowings at the project entity level are guaranteed by the Company and in most cases some of its shareholders. The Company must comply with certain restrictive covenants, which include maintenance of a total debt-to-tangible net worth ratio and a minimum tangible net worth level. As of December 31, 2004 and 2003, the Company and Predecessor was in compliance with all covenants as required.

        The second trust loans are collateralized by subordinate liens on the land held for development and the construction in progress of the respective developments. These subordinate liens are subject to inter-creditor agreements with the senior lenders and are used by the Company to satisfy all or a portion of the equity requirements of the senior lenders. As such, these subordinated facilities are considered higher risk investments and as a result they command premium interest rates.

        During May 2000, the Predecessor entered into a non-interest bearing deferred purchase money note agreement in exchange to hold title to and develop certain land. Under the terms of the note, the Company is permitted to develop lots on the underlying land, and upon settlement is obligated to pay a specific release payment. During April 2003, the note was increased by $820 as a result of additional land commitments. From May 2000 to September 30, 2003, the Company, as a result of settled lots, has paid a total of $724.

11.    COMMON STOCK

        In June 2002, Sunset issued 1,000 shares of its $1 par value common stock upon formation in consideration of $1,110.

        During 2002, the Predecessor repurchased 68 shares, of its $1 par value common stock for $5 per share from one of the shareholders under the terms of agreements entered into by the shareholders of Comstock Holdings and Comstock Homes. During 2002, 68 shares, respectively, were issued to certain shareholders of Comstock Holdings and Comstock Homes in consideration for services rendered. The Company recorded compensation expense of $77, in consideration for such services rendered.

        As discussed in Note 1, the Company immediately prior to the IPO as a result of its merger with Comstock Holdings, had 4,333 and 2,734 shares Class A and B Common Stock outstanding. Class A and B Common Stock shares bear the same economic rights. However for voting purposes, Class A stock holders are entitled to one vote for each share held while Class B stock holders are entitled to fifteen votes for each share held.

        As a result of the IPO, the Company sold 3,960 Class A shares of Common Stock. The Company also sold an additional 594 shares of Class A Common Stock pursuant to the underwriters' exercise of their over-allotment option.

        In connection with the IPO, the Company recorded a distribution payable of $23,253 with its common stockholders immediately prior to the offering. The distribution payable represents undistributed tax partnership profits and other amounts owed to the stockholders. The distribution payable bears interest at a rate of 3% and is expected to be paid over a one year period. At December 31, 2004 the balance of the distribution payable was $12,655.

12.    RELATED PARTY TRANSACTIONS

        In June 2002, the Predecessor entered into a promissory note agreement with TCG Fund I, LC to fund development projects. TCG Fund I, LC, is a related party in which the Company has an equity investment (Note 7). The promissory note agreement allows the Company to borrow up to $4 million. The note bears interest at 12% per annum and is due on June 15, 2006. The Predecessor borrowed $2.8 million in December 2002 and $0.2 million in May 2004 under this promissory agreement. As of December 31, 2004, 2003 and 2002, the amount owed to TCG Fund I amounted to approximately $3.3 million. Accrued interests on this note totaled $106, $90 and $185 at December 31, 2004, 2003 and 2002, respectively.

        In September 2004, the Predecessor entered into a promissory note agreement with TCG Fund II, LC to fund development projects. TCG Fund II, LC is a related party which the company manages. The promissory note agreement allows the Company to borrow up to $10 million. The note bears interest at 12% per annum and is due on September 7, 2007. As of December 31, 2004 the Company owed $2.4 million under this promissory agreement. Accrued interest on this note totaled $49 at December 31, 2004.

        In April 2002 and January 2004, the Predecessor entered into lease agreements for 7,703 and 8,797 square feet, respectively, for its corporate headquarters at 11465 Sunset Hills Road, Reston, Virginia from Comstock Partners, L.C., an affiliate in which executive officers of the Company Christopher Clemente, Gregory Benson, and others are principals. Christopher Clemente owns a 45% interest, Gregory Benson owns a 5% interest, an entity which is owned or controlled by Christopher Clemente's father-in-law, Dwight Schar, owns a 45% interest, and an unrelated third party owns a 5% interest in Comstock Partners. For the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, total payments made under this lease agreement were $231, $221, and $114, respectively. These leases ended on September 30, 2004. On October 1, 2004, we entered into a lease with Comstock Asset Management, L.C., an entity owned by Christopher Clemente, for 20,609 square feet for our corporate headquarters. Total payments made under this lease agreement were $142 as of December 31, 2004.

        In May 2003, the Predecessor hired a construction company, in which Christopher Clemente's brother, Louis Clemente, serves as the President and is a significant shareholder, to provide construction services and act as a general contractor at one of the Company's developments. The Predecessor paid $4,352, and $829 to this construction company during the year ended December 31, 2004 and 2003, respectively, to this company.

        In May 2003, the Predecessor entered into a lot purchase agreement to sell 47 developed lots to an entity in which Christopher Clemente's father-in-law, Dwight Schar, serves as the chief executive officer and chairman of the board of directors and is a shareholder. During the year ended December 31, 2004 and 2003, the Company delivered 30 and 17 lots, respectively, to this entity for $3,910 and $2,193, respectively.

        In December 2003, the Predecessor entered into a $7,000 second trust loan agreement, accruing interest at 18% per annum, with Comstock Capital Partners, L.C., a related entity equally owned by Christopher Clemente and Gregory Benson. Immediately upon execution, Comstock Capital Partners assigned 100% of the second trust loan to other parties. An assignment was made covering $6 million of the principal under the second trust loan to an entity owned or controlled by Christopher Clemente's father-in-law, Dwight Schar, at 15% per annum. At December 31, 2003 the principal owed was $7,000. Accrued interest at December 31, 2003 amounted to $55. The remaining $1 million of principal under the loan was assigned to an entity controlled by Scott Kasprowicz who became a related party on June 1, 2004 upon the hiring of his son, Reid Kasprowicz. This $7,000 second trust loan matured in November 2004 and was paid in full.

        In April 2004, the Predecessor entered into an additional three year $5,000 promissory note agreement, with an entity controlled by Scott Kasprowicz, bearing interest at a rate of 12%. Under the terms of the note, the Predecessor was advanced $2,500 in April 2004 and additional $2,500 in June 2004. In the event of a consolidation of The Comstock Companies, the lender is entitled to a premium of up to 10% of the outstanding principal balance. As of December 31, 2004 the amount owed to Scott Kasprowicz was $2,500. Accrued interest and premium at December 31, 2004 totaled $598.

        During the years ended December 31, 2004 and 2003, the Company and the Predecessor paid $128 and $500, respectively, to Investors Management, LLC for consulting services provided. Investors Management, LLC is a related party, which is owned by Christopher Clemente, Gregory Benson, Bruce Labovitz, Lawrence Golub and James Keena (executive officers and/or shareholders of the Company). In addition, at December 31, 2003 the Company had an outstanding note receivable from Investors Management, LLC of $14, which accrues interest at a rate of 10% per annum. The Note was paid in June of 2004. In August 2004 the Predecessor entered into a new note agreement in the amount of $163, which accrues interest at a rate of 12% per annum. At December 31, 2004 accrued interest on this note totaled $5.

        Christopher Clemente's mother-in-law, Janice Schar, and Gary Martin each invested $100 as minority shareholders in one of our subsidiaries, respectively, and Judah and Deborah Labovitz, the parents of Bruce Labovitz, loaned approximately $300 to another of our subsidiaries.

        During 2003, the Predecessor entered into agreements with I-Connect, L.C., a company in which Investors Management, LLC holds a 25% interest, for information technology consulting services and the right to use certain customized enterprise software developed with input from the Company. The intellectual property rights associated with the software solution that was developed by I-Connect along with any improvements made thereto by the Company remained the property of I-Connect. During the years ended December 31, 2004 and 2003, the Predecessor paid $434 and $471, respectively, to I-Connect. Also, in March 2003, the Predecessor entered into a space sharing agreement with I-Connect, L.C. to occupy and use 3,342 square feet of office space subleased by I-Connect, L.C. from a third party in Reston, Virginia. The Predecessor paid $4 and $40, respectively, under this agreement for the years ended December 31, 2004 and 2003. On June 24, 2003, the I-Connect, L.C. sublease was assigned to Comstock Partners, L.C. (as landlord). The space sharing agreement with I-Connect ended on September 30, 2004.

        At the end of December 31, 2004, 2003 and 2002, the Predecessor received revenue of approximately $3,280, $2,908, and $4,348, respectively, by providing administrative and sales support to Comstock Service Corp., Inc., a related party owned by Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub. At December 31, 2003 and 2002 the Company had a receivable of approximately $2,690 and $365, respectively, from this entity.

        For the years ended December 31, 2004, 2003 and 2002, the Predecessor received revenue of approximately $1,619, $926 and $634, respectively, by providing administrative and sales support to other related parties in which Christopher Clemente, Gregory Benson, Jim Keena, Lawrence Golub and Christopher Clemente's father-in-law, Dwight Schar, are shareholders.

        From October 31, 2003 to December 31, 2003, the Predecessor granted interest-free loans totaling $38 to an employee of the Company. As of December 31, 2003 and June 30, 2004 the employee owed the Company $38 and $39, respectively. The loan was repaid in July of 2004.

        In October 2004, the Predecessor entered into an agreement with Comstock Asset Management Inc. to provide (management services) for a fee of $20 a month. Comstock Asset Management Inc is a related party wholly owned by Christopher Clemente. As of December 31, 2004 the Predecessor earned $60 in revenue and recorded a receivable for $60 from this entity. Also, in November 2004, the Company entered into an agreement with Comstock Asset Management to sell retail condo units #1 through #5 at Potomac Yard for $14,500. In connection with this sale, the Company received a deposit of $8,000 upon execution of this agreement.

        During the course of the years ended December 31, 2004, 2003 and 2002, the Company provided bookkeeping services to related party entities at no charge.

        In August 2004, the Predecessor entered into a $2,400 promissory note agreement with Belmont Models I, L.C., an affiliate managed by Investors Management. The note bears an interest rate of 12%, which is payable monthly and matures in July 2005. Accrued interest on this note totals $49 as of December 31, 2004.

        In July 2003, the Predecessor loaned William Bensten, an officer of the Company, $70. The loan was repaid in August 2003 with no interest.

        During 2004, 2003, 2002 the Predecessor has entered into sales contracts to sell homes to certain employees of the Company. The Company, in order to attract, retain, and motivate employees maintains a homes ownership benefit program. Under the home ownership benefits, an employee receives certain cost benefits provided by us when purchasing a home or having one built by us. Sales of homes to employees for investment purposes are conducted at market prices.

13.    RETIREMENT PLAN

        The Company maintains a defined contribution retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code (the "Code"). Eligible participants may contribute a portion of their compensation to their respective retirement accounts in an amount not to exceed the maximum allowed under the Code. The plan provides for matching Company contributions at the sole discretion of the board of directors. The Company and the Predecessor made no contributions to the plan during the years ended December 31, 2004, 2003 and 2002.

14.    RESTRICTED STOCK, STOCK OPTIONS AND OTHER STOCK PLANS

        Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123(R). In accordance with the provisions of SFAS No. 123(R) and SFAS No. 148, $10 was recorded for total stock-based compensation expense for the year ended December 31, 2004. Prior to December 14, 2004 the Company did not sponsor any stock based plans. Accordingly, no stock based compensation was included for the years ended December 2003 and 2002.

        On December 14, 2004 the Company adopted the 2004 Long-Term Compensation Plan. The plan provides for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, deferred stock, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. The plan provided for an initial authorization of 1,550 shares of Class A Common stock for issuance thereunder, plus an additional annual authorization equal to 10% of the authorized shares of common stock under the Long-Term Compensation Plan.

        On December 14, 2004 the Company issued 275 shares of restricted stock grants to certain directors, officers and employees. Of the 275 shares of restricted stock issued, 1 shares vest in full on April 15, 2005 and the remainder of the shares vest on December 31, 2006. Unearned compensation arising from the restricted stock grants is shown as a reduction in stockholders' equity in the consolidated balance sheets and is amortized to expense over the vesting period. The company also issued 107 options to the Company's Chief Financial Officer at an exercise price of $16.00 per share. At December 31, 2004 the company had 107 options outstanding. The expense recognized in the consolidated income statement for the year ended December 31, 2004 for restricted stock grants and options was $91 and $10, respectively.

        The fair value of each option award is calculated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. Because the Company does not have sufficient trading history, expected volatilities are based historical volatilities of comparable companies within our industry. The company estimates the expected life of the option based on the estimated volatility and the vesting terms of the underlying options. The risk-free rate for periods is based on the U.S. Treasury rates in effect at the time of grant.

Weighted-average fair value of options granted	$13.49
Dividend yields	N/A
Expected volatility	48%
Risk-free interest rates	3.5
Expected lives	4 years

        On December 31, 2004 the following amounts were available for issuance:

Effective rate
Shares Available for issuance at December 14, 2004	1,550
Less:
Restricted Stock Grants	107
Stock Option Grants	275

Shares Available for issuance at December 31, 2004	1,168

15.    COMMITMENTS AND CONTINGENCIES

Litigation

        In the normal course of its business, the Company and/or its subsidiaries are named as defendants in certain legal actions arising from its normal business activities. Management believes that none of the litigation matters in which the Company or any subsidiary is involved would have a material adverse effect on the consolidated financial condition or operations of the Company.

Lot purchase agreements

        On December 26, 2001, the Predecessor entered into a purchase commitment agreement to purchase developed residential lots. The purchase commitment agreement provides for fixed purchase prices per lot subject to escalation throughout the build-out period for each project. At December 31, 2004, the Company had commitments to purchase fifty-six lots at an average minimum purchase price of approximately $65 per lot, under non-specific performance agreements.

Letters of credit and performance bonds

        The Company has commitments as a result of contracts entered into with certain third parties to meet certain performance criteria as outlined in such contracts. The Company is required to issue letters of credit and performance bonds to these third parties as a way of ensuring that such commitments entered into are met by the Company. At December 31, 2004, the Company has issued $8,777 in letters of credit and $7,306 in performance and payment bonds to these third parties. No amounts have been drawn against these letters of credit and performance bonds.

Operating leases

        The Company leases office space under non-cancelable operating leases. Minimum annual lease payments under these leases at December 31, 2004 approximate:

Year Ended:	Amount
2005	$647
2006	629
2007	642
2008	667
2009	547
Thereafter	10

Total	$3,142

        Operating lease rental expense aggregated $234, $304 and $205, respectively, for years ended December 31, 2004, 2003 and 2002.

16.    SUBSEQUENT EVENTS

        In February 2005 the Company completed a purchase of a 424 unit condo conversion project located in Fairfax, VA for a total purchase price of $75,000. To finance this transaction, the Company entered into a $67,000 promissory note agreement bearing interest at a rate equal to the greater of: (A) 5.50% or (B) 3.50% + the three month LIBOR rate.

        In March 2005 the Company completed the purchase of three real estate projects totaling approximately $27,000. The company entered into an aggregate $8,700 in promissory note agreements bearing an weighted average interest rate of interest rate of approximately 6.0% to finance this transaction.

        In March 2005 the Company bought out the interests of certain holders of minority interests in certain of the Company's project-level investment entities for a total purchase price of $2,014.

17.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts reported in the combined consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and floating rate debt approximate fair value.

        The carrying amount and fair value of fixed rate debt at December 31, 2004 and 2003 were as follows:

	December 31,
	2004	2003
Carrying amount	$11,172	$10,367
Fair value	$12,789	$11,672

        Fair value estimates are made at a specific point in time, based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18.    INCOME TAXES

        Prior to December 17, 2004 the Predecessor Company had elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code and therefore was not subject to income taxes. Taxable income or loss was passed through and reported by the individual shareholders. Subsequent to the Consolidation the company was reorganized as a C corporation under which income taxes are accounted for under the asset and liability method in accordance with SFAS 109 "Accounting for Income Taxes".

        Income Tax provision consists of the following as of December 31, 2004 and the year ended:

Current:
Federal	$242
State	48

290
Deferred:
Federal	(472)
State	(59)

(531)

Total Income Tax Expense	$(241)

        Income taxes payable consist of the following:

Current:
Federal	$242
State	48

Income taxes payable	$290

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's deferred tax assets and liabilities at December 31, 2004 were as follows:

December 31, 2004
Deferred tax assets:
Inventory	$2,067
Warranty	293
Deferred rent	8
Accrued expenses	96
Stock-based compensation	39

2,503
Less—valuation allowance	(1,508)

Net deferred tax assets	$995

Deferred tax liabilities:
Depreciation and amortization	$(174)

Net deferred tax liabilities	$(174)

Net deferred tax assets	$821

        The Company has adequately provided for contingencies related to income taxes in accordance with SFAS No. 5. At December 31, 2004, the Company recorded a $68 income tax reserve which is included in other accrued expenses on the balance sheet. This tax reserve relates predominately to a potential dispute by taxing authorities over tax benefits resulting from additional income tax basis in certain residential housing development projects. The Company has also determined that a valuation allowance of approximately $1,508 as of December 31, 2004 related to a deferred tax asset of approximately $1,508 resulting from additional tax basis in residential real estate development projects. In analyzing the need for the provision of tax contingency reserves and the valuation allowance, management reviewed applicable statutes, rules, regulations and interpretations and established these reserves based on past experiences and judgments about potential actions by taxing jurisdictions.

        A reconciliation of the statutory rate and the effective tax rate follows:

Effective rate
Statutory Rate	34.00%
Income attributable to period during which the Predecessor was under S Corporation status	(37.19)%
State income taxes—net of federal benefit	4.26%
Permanent differences	0.02%
Tax reserve	0.35%
Deferred tax assets resulting from a change in tax status, net	(10.96)%
Change in valuation allowance	7.81%

(1.71)%

        On October 22, 2004, the President of the U.S. signed into law the American Jobs Creation Act of 2004. The Company is currently evaluating the impact of this new law on its operations and effective tax rate. In particular, the Company is evaluating the law's provisions relating to the phased-in deduction associated with pre-tax income from domestic production activities. This special deduction is 3% of qualifying income for years 2004 and 2005, 6% in years 2006 through 2009 and 9% thereafter.

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (unaudited)—March 31, 2005 and December 31, 2004	F-31
Consolidated Statements of Operations (unaudited)—Three Months Ended March 31, 2005 and 2004	F-32
Consolidated Statements of Cash Flows (unaudited)—Three Months Ended March 31, 2005 and 2004	F-33
Notes to Consolidated Financial Statements	F-34

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	March 31, 2005	December 31, 2004
ASSETS
Cash and cash equivalents	$37,337	$67,559
Restricted cash	10,620	7,500
Receivables	74	239
Due from related parties	1,603	1,447
Real estate held for development and sale	211,210	104,326
Inventory not owned — variable interest entities	33,640	118,558
Property, plant and equipment	496	488
Investment in real estate partnerships	1,029	1,029
Deferred income tax	1,009	821
Other assets	2,195	2,540

TOTAL ASSETS	$299,213	$304,507

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities	$34,826	$35,532
Income taxes payable	2,462	290
Due to related parties	149	148
Obligations related to inventory not owned	33,215	114,333
Notes payable	142,806	65,684
Notes payable — related parties	9,142	10,944
Distribution payable	9,677	12,655

TOTAL LIABILITIES	232,277	239,586

Commitments and contingencies (Note 11)
Minority interest	366	2,695

SHAREHOLDERS' EQUITY
Class A common stock, $0.01 par value, 77,266,500 shares authorized, 9,160,837 issued and outstanding	92	92
Class B common stock, $0.01 par value, 2,733,500 shares authorized, 2,733,500 issued and outstanding	27	27
Additional paid-in capital	75,535	75,510
Unearned compensation	(3,804)	(4,314)
Retained earnings (accumulated deficit)	(5,280)	(9,089)

TOTAL SHAREHOLDERS' EQUITY	66,570	62,226

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$299,213	$304,507

The accompanying notes are an integral part of these consolidated financial statements.

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands, except share data)

	Three Months Ended March 31,
	2005	2004
		Predecessor
Revenues
Sale of real estate — homes	$28,465	$15,136
Other revenue	264	2,745

Total revenue	28,729	17,881
Expenses
Cost of sales of real estate	17,591	10,313
Cost of sales of other	11	2,148
Selling, general and administrative	5,052	2,431

Operating income	6,075	2,989
Other (income) expense, net	(36)	63

Income before minority interest and equity in earnings of real estate partnerships	6,111	2,926
Minority interest	1	848

Income before equity in earnings of real estate partnerships	6,110	2,078
Equity in earnings of real estate partnerships	30	28

Total pre tax income	6,140	2,106
Income taxes	2,331	—

Net income	$3,809	$2,106

Basic earnings per share	$0.33	$0.30

Basic weighted average shares outstanding	11,621	7,067

Diluted earnings per share	$0.32	$0.30

Diluted weighted average shares outstanding	11,769	7,067

The accompanying notes are an integral part of these consolidated financial statements.

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands, except share data)

	Three Months Ended
	2005	2004
		Predecessor
Cash flows from operating activities:
Net income	$3,809	$2,106
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation	39	27
Loss on disposal of assets	8	—
Minority interest	1	848
Equity in earnings of real estate partnerships	(30)	(28)
Amortization of stock compensation	535	—
Deferred income tax	(188)	—
Changes in operating assets and liabilities:
Restricted cash	(3,120)	—
Receivables	165	1,234
Due from related parties	(156)	(400)
Real estate held for development and sale	(106,884)	(3,560)
Other assets	4,145	(151)
Accounts payable and accrued liabilities	(706)	2,194
Income tax payable	2,172	—
Due to related parties	1	5

Net cash (used in) provided by operating activities	(100,209)	2,275

Cash flows from investing activities:
Purchase of property, plant, and equipment	(55)	(130)
Distributions from Investments in real estate partnerships	30	30

Net cash (used in) provided by investing activities	(25)	(100)

Cash flows from financing activities:
Proceeds from notes payable	93,458	12,033
Proceeds from related party notes payable	200	8
Payments on notes payable	(16,336)	(12,077)
Payments on related party notes payable	(2,002)	—
Contribution from minority shareholders	79	—
Payments of distribution payable	(2,978)	—
Distributions paid to minority shareholders	(2,409)	(600)

Net cash provided by (used in) financing activities	70,012	(636)

Net (decrease) increase in cash and cash equivalents	(30,222)	1,539
Cash and cash equivalents, beginning of period	67,559	17,160

Cash and cash equivalents, end of period	$37,337	$18,699

The accompanying notes are an integral part of these consolidated financial statements.

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data)

1.    ORGANIZATION AND BASIS OF PRESENTATION

        Comstock Companies, Inc. (the "Company") was incorporated on May 24, 2004 as a Delaware corporation. On June 30, 2004, the Company changed its name to Comstock Homebuilding Companies, Inc.

        On December 17, 2004 as a result of completing its initial public offering ("IPO") of its Class A Common Stock, the Company acquired 100% of the outstanding capital stock of Comstock Holding Company, Inc. and subsidiaries ("Comstock Holdings") by merger, which followed a consolidation that took place immediately prior to the closing of the IPO (the "Consolidation"). The Consolidation was effected through the mergers of Sunset Investment Corp., Inc. and subsidiaries and Comstock Homes, Inc. and subsidiaries and Comstock Service Corp., Inc and subsidiaries ("Comstock Service") with and into Comstock Holdings. Pursuant to the terms of the merger agreement, shares of Comstock Holdings were canceled and replaced by 4,333 and 2,734 shares Class A and B Common Stock of the Company respectively. Both Class A and B Common Stock shares bear the same economic rights. However, for voting purposes, Class A stock holders are entitled to one vote for each share held while Class B stock holders are entitled to fifteen votes for each share held.

        As a result of the IPO, the Company sold 3,960 Class A Common Shares at $16.00 per share, raising proceeds net of the underwriting discount, of approximately $56.0 million. On December 28, 2004, pursuant to the underwriters' exercise of their over-allotment option, the Company sold an additional 594 shares resulting in additional proceeds net of underwriting discount, of approximately $8.8 million.

        Our common stock is traded on the NASDAQ National market under the symbol "CHCI". We have no public trading history prior to December 14, 2004.

        The consolidated financial statements and notes of the Company as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 have been prepared by management without audit, pursuant to rules and regulations of the Securities and Exchange Commission and should be read in conjunction with the December 31, 2004 audited financial statements contained in the Company's Annual Report on Form 10-K for the year then ended. In the opinion of management, all normal, recurring adjustments necessary for the fair presentation of such financial information have been included. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation with no effect on previously reported net income or stockholders' equity.

        The Company historically has experienced and expects to continue to experience variability in quarterly results. The consolidated statement of operations for the three months ended March 31, 2005 is not necessarily indicative of the results to be expected for the full year.

        For purposes of identification and description, we are referred to as the "Predecessor" for the period prior to the IPO, the Company for the period subsequent to the IPO, and "we," "us," and "our" for both periods.

        The Company develops, builds and markets single-family homes, townhouses and condominiums in the Washington D.C. and Raleigh, North Carolina metropolitan markets. The Company also provides certain management and administrative support services to certain related parties.

2.    REAL ESTATE HELD FOR DEVELOPMENT AND SALE

        Real estate held for development and sale includes land, land development costs, interest and other construction costs and is stated at cost or, when circumstances or events indicate that the real estate held for development or sale is impaired, at estimated fair value. Land, land development and indirect land development costs are accumulated by specific area and allocated to various lots or housing units using specific identification and allocation based upon the relative sales value, unit or area methods. Direct construction costs are assigned to housing units based on specific identification. Construction costs primarily include direct construction costs and capitalized field overhead. Other costs are comprised of prepaid local government fees and capitalized interest and real estate taxes. Selling costs are expensed as incurred.

        Estimated fair value is based on comparable sales of real estate in the normal course of business under existing and anticipated market conditions. The evaluation takes into consideration the current status of the property, various restrictions, carrying costs, costs of disposition and any other circumstances which may affect fair value including management's plans for the property. Due to the large acreage of certain land holdings, disposition in the normal course of business is expected to extend over a number of years. A write-down to estimated fair value is recorded when the carrying value of the property exceeds its estimated fair value. These evaluations are made on a property-by-property basis. The Company assesses the impairment of real estate assets whenever events or changes in circumstances indicate that the net book value may not be recoverable.

        Real estate held for development and sale consists of the following:

	March 31, 2005	December 31, 2004
Land and land development costs	$78,051	$65,545
Cost of construction (including capitalized interest and real estate taxes)	133,159	38,781

	$211,210	$104,326

3.    CONSOLIDATION OF VARIABLE INTEREST ENTITIES

        The Company typically acquires land for development at market prices from various entities under fixed price purchase agreements. The purchase agreements require deposits that may be forfeited if the Company fails to perform under the agreements. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts. The Company may, at its option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of its intent not to acquire the land under contract. The Company's sole legal obligation and economic loss for failure to perform under these purchase agreements is typically limited to the amount of the deposit pursuant to the liquidated damages provision contained within the purchase agreement. As a result, none of the creditors of any of the entities with which the Company enters into forward fixed price purchase agreements have recourse to the general credit of the Company. The Company also does not share in an allocation of either the profit earned or loss incurred by any of these entities with which the Company enters fixed price purchase agreements.

        The Company has concluded that whenever it options land or lots from an entity and pays a significant non-refundable deposit as described above, a variable interest entity is created under the provisions of FIN 46-R. This is because the Company has been deemed to have provided subordinated financial support, which refers to variable interest that will absorb some or all of an entity's expected theoretical losses if they occur. The Company therefore examines the entities with which the Company enters into fixed price purchase agreements, for possible consolidation by the Company under FIN 46-R. This requires the Company to compute expected losses and expected residual returns based on the probability of future cash flows as outlined in FIN 46-R. This calculation requires substantial management judgments and estimates. In addition, because the Company does not have any contractual or ownership interests in the entities with which it contracts to buy the land, the Company does not have the ability to compel these development entities to provide financial or other data to assist the Company in the performance of the primary beneficiary evaluation.

        The Company has evaluated all of its fixed price purchase agreements and has determined that it is the primary beneficiary of some of those entities. As a result, at December 31, 2004, the Company has consolidated five entities in the accompanying consolidated balance sheet. The effect of the consolidation at December 31, 2004 was the inclusion of $118,558 in "Inventory not owned—variable interest entities" with a corresponding inclusion of $114,333 (net of land deposits paid of $4,225) to "Obligations related to inventory not owned." During the three months ended March 31, 2005 the Company acquired three entities which were previously consolidated under FIN 46-R at December 31, 2004. The effect of the consolidation at March 31, 2005 was the inclusion of $33,640 in "Inventory not owned—variable interest entities" with a corresponding inclusion of $33,215 (net of land deposits paid of $425) to "Obligations related to inventory not owned." Creditors, if any, of these variable interest entities have no recourse against the Company.

4.    WARRANTY RESERVE

        Warranty reserves for houses sold are established to cover potential costs for materials and labor with regard to warranty-type claims expected to arise during the one-year warranty period provided by the Company or within the five-year statutorily mandated structural warranty period. Since the Company subcontracts its homebuilding work, subcontractors are required to provide the Company with an indemnity and a certificate of insurance prior to receiving payments for their work. Claims relating to workmanship and materials are generally the primary responsibility of the subcontractors and product manufacturers. The warranty reserve is established at the time of closing, and is calculated based upon historical warranty cost experience and current business factors. Variables used in the calculation of the reserve, as well as the adequacy of the reserve based on the number of homes still under warranty, are reviewed on a periodic basis. Warranty claims are directly charged to the reserve as they arise. The following table is a summary of warranty reserve activity which is included in accounts payable and accrued liabilities for the three months ending March 31, 2005 and 2004:

	Three Months Ended March 31,
	2005	2004
Balance at beginning of period	$916	$541
Additions	156	167
Releases and/or charges incurred	(118)	(37)

Balance at end of period	$954	$671

5.    CAPITALIZED INTEREST AND REAL ESTATE TAXES

        Interest and real estate taxes incurred relating to the development of lots and parcels are capitalized to real estate held for development and sale during the active development period, which generally commences when borrowings are used to acquire real estate assets and ends when the properties are substantially complete. Interest is capitalized based on the interest rate applicable to specific borrowings or the weighted average of the rates applicable to other borrowings during the period. Interest and real estate taxes capitalized to real estate held for development and sale are expensed as a component of cost of sales as related units are sold.

        The following table is a summary of interest incurred and capitalized:

	Three Months Ended March 31,
	2005	2004
Total interest incurred	$2,551	$1,031

Beginning interest capitalized	$4,524	$1,428
Plus: Interest incurred on notes payable	2,103	680
Plus: Interest incurred on related party notes payable	81	345
Less: Interest expensed as a component of cost of sales	(721)	(250)

Ending interest capitalized	$5,987	$2,203

6.    EARNINGS PER SHARE

        The following weighted average shares and share equivalents are used to calculate basic and diluted EPS for the three months ended March 31, 2005 and 2004:

	Three Months Ended March 31,
	2005	2004
Basic earnings per share
Net income	$3,809	$2,106

Basic weighted-average shares outstanding	11,621	7,067

Per share amounts	$0.33	$0.30

Diluted earnings per share
Net income	$3,809	$2,106

Basic weighted-average shares outstanding	11,621	7,067
Stock options and restricted stock grants	148	—

Diluted weighted-average shares outstanding	11,769	7,067

Per share amounts	$0.32	$0.30

        Shares issued to the owners of the Predecessor in exchange for their interests in connection with the Consolidation have been reflected in weighted average shares as of the beginning of the earliest period presented.

Comprehensive income

        For the year and three months ended December 31, 2004 and March 31, 2005, comprehensive income equaled net income; therefore, a separate statement of comprehensive income is not included in the accompanying combined consolidated financial statements.

7.    MINORITY INTERESTS

        During March 2005, the Company purchased certain noncontrolling minority interests in its consolidated subsidiaries for a total purchase price of $2,242. Because the underlying book value of the minority interests was $2,360, the Company allocated $118 as a reduction in the subsidiary's real estate held for development and sale accounts.

8.    DEBT

        In February 2005, the Company completed a purchase of a 424 unit Condominium conversion project located in Fairfax, Virginia. To finance this transaction, the Company entered into a promissory note agreement relating to $67,000 of indebtedness bearing interest at a rate equal to the greater of: (i) 5.50% or (ii) 3.50% + the three month LIBOR rate. At March 31, 2005, the Company was advanced a total of $58,426.

        In March 2005, as a result of purchasing three real estate projects known as Countryside, Barrington, and Blake, the Company entered into promissory note agreements relating to an aggregate of $29,282 of indebtedness bearing a weighted average interest rate of approximately 5.42% to finance the purchases and future development needs. At March 31, 2005, the Company was advanced a total of $18,678.

9.    INCOME TAX

        Prior to December 17, 2004, the Predecessor had elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code and therefore was not subject to income taxes. Taxable income or loss was passed through and reported by the individual shareholders. Subsequent to the Consolidation the Company was reorganized as a C corporation under which income taxes are accounted for under the asset and liability method in accordance with SFAS 109 "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Income tax provision consists of the following as of March 31, 2005:

Current:
Federal	$2,021
State	405

2,426
Deferred:
Federal	(85)
State	(10)

(95)

Total income tax expense	$(2,331)

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's deferred tax assets and liabilities at March 31, 2005 were as follows:

March 31, 2005
Deferred tax assets:
Inventory	$2,093
Warranty	307
Deferred rent	13
Accrued expenses	96
Stock-based compensation	196

2,705
Less—valuation allowance	(1,484)

Net deferred tax assets	$1,221

Deferred tax liabilities:
Depreciation and amortization	$(212)
Net deferred tax liabilities	(212)

Net deferred tax assets	$1,009

        The Company has adequately provided for contingencies related to income taxes in accordance with SFAS No. 5. At March 31, 2005, the Company recorded a $93 income tax reserve which is included in other accrued expenses on the balance sheet. This tax reserve relates predominately to a potential dispute by taxing authorities over tax benefits resulting from additional income tax basis in certain residential housing development projects. The Company has also determined that a valuation allowance of approximately $1,484 as of March 31, 2005 related to a deferred tax asset of approximately $1,484 resulting from additional tax basis in residential real estate development projects. In analyzing the need for the provision of tax contingency reserves and the valuation allowance, management reviewed applicable statutes, rules, regulations and interpretations and established these reserves based on past experience and judgments about potential actions by taxing jurisdictions.

10.    RESTRICTED STOCK, STOCK OPTIONS, AND OTHER STOCK PLANS

        On December 14, 2004, the Company adopted the 2004 Long-Term Incentive Compensation Plan, (the "Plan") provides for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, deferred stock, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. The Plan provided for an initial authorization of 1,550 shares of Class A Common stock for issuance thereunder, plus an additional annual authorization effective Jan 1, 2006 equal to the lesser of (i) 3% of the Class A Common Stock outstanding on the date of determination, (ii) 500,000 shares or (iii) such lesser as may be determined by the Company's Board of Directors.

        Effective January 1, 2004, the Company adopted SFAS No. 123R (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements over the vesting period based on their fair values at the date of grant. In accordance with the provisions of SFAS No. 123(R) and SFAS No. 148, $0 and $535 was recorded for total stock-based compensation expense for the three months ended March 31, 2004 and 2005 respectively. Of this amount $55 was related to stock option grants and $480 was related to restricted stock grants.

        On March 31, 2005, the following amounts were available for issuance under the Plan:

Shares Available for issuance at December 31, 2004	1,168
Adjustments:
Restricted Stock Grants—Issued	—
Restricted Stock Grants—Forfeited	2

Shares Available for issuance at March 31, 2005	1,170

11.    COMMITMENTS AND CONTINGENCIES

Litigation

        In the normal course of its business, the Company and/or its subsidiaries are named as defendants in certain legal actions arising from its normal business activities. Management believes that none of the litigation matters in which the Company or any subsidiary is involved would have a material adverse effect on the consolidated financial condition or operations of the Company.

Letters of credit and performance bonds

        The Company has commitments as a result of contracts entered into with certain third parties to meet certain performance criteria as outlined in such contracts. The Company is required to issue letters of credit and performance bonds to these third parties as a way of ensuring that such commitments entered into are met by the Company. At March 31, 2005, the Company has outstanding $8,804 in letters of credit and $9,165 in performance and payment bonds to these third parties. No amounts have been drawn against these letters of credit and performance bonds.

Operating leases

        The Company leases office space under non-cancelable operating leases. Minimum annual lease payments under these leases at March 31, 2005 approximate:

Year Ended:	Amount
2005	$483
2006	629
2007	642
2008	667
2009	547
2010	10
Thereafter	—

Total	$2,978

        Operating lease rental expense aggregated $138 and $89, respectively, for the three months ended March 31, 2005 and 2004.

12.    RELATED PARTY TRANSACTIONS

        In June 2002, the Predecessor entered into a promissory note agreement with TCG Fund I, LC to fund development projects. TCG Fund I, LC, is a related party in which the Company has an equity investment. The promissory note agreement allows for the Company to borrow up to $4 million. The note bears interest at 12% per annum and is due on June 15, 2006. As of March 31, 2005 and December 31, 2004, the amount owed to TCG Fund I amounted to approximately $3.3 million. Accrued interest on this note totaled $106 at both March 31, 2005 and December 31, 2004.

        In September 2004, the Predecessor entered into a promissory note agreement with TCG Fund II, LC to fund development projects. TCG Fund II, LC is a affiliate which the company manages as a non-member. The promissory note agreement allows the Company to borrow up to $10 million. The note bears interest at 12% per annum and is due on September 7, 2007. As of March 31, 2005 and December 31, 2004 the Company owed $2.5 and $2.4 million, respectively, under this promissory agreement. Accrued interest on this note totaled $25 and $49 at March 31, 2005 and December 31, 2004, respectively.

        In April 2002 and January 2004, the Predecessor entered into lease agreements for 7,703 and 8,797 square feet, respectively, for its corporate headquarters at 11465 Sunset Hills Road, Reston, Virginia from Comstock Partners, L.C., an affiliate in which executive officers of the Company Christopher Clemente, Gregory Benson, and others are principals. Christopher Clemente owns a 45% interest, Gregory Benson owns a 5% interest, an entity which is owned or controlled by Christopher Clemente's father-in-law, Dwight Schar, owns a 45% interest, and an unrelated third party owns a 5% interest in Comstock Partners. For the three months ended March 31, 2004, total payments made under this lease agreement were $64. On September 30, 2004 the lease agreements were canceled and replaced with new leases for a total of 20,609 square feet with Comstock Asset Management, L.C., an entity owned by Christopher Clemente. For the three months ended March 31, 2005, total payments made under this lease agreement was $135.

        In May 2003, the Predecessor hired a construction company, in which Christopher Clemente's brother, Louis Clemente, serves as the President and is a significant shareholder, to provide construction services and act as a general contractor at one of the Company's developments. The Company paid $3.4 million and $322 to this construction company during the three months ended March 31, 2005 and 2004, respectively.

        In April 2004, the Predecessor entered into an additional three year $5,000 promissory note agreement, with an entity controlled by Scott Kasprowicz, bearing interest at a rate of 12%. Under the terms of the note, the Predecessor was advanced $2,500 in April 2004 and additional $2,500 in June 2004. As of March 31, 2005 and December 31, 2004 the amount owed to Scott Kasprowicz was $2,500. Accrued interest for the three months ended March 31, 2005 and 2004 totaled $49 and $0, respectively.

        At March 31, 2005 and December 31, 2004 the Company had an outstanding note receivable from Investors Management, LLC of $0 and $163 respectively, which accrues interest at a rate of 10% per annum. Investors Management, LLC is a related party, which is owned by Christopher Clemente, Gregory Benson, Bruce Labovitz, Lawrence Golub and James Keena (executive officers and/or shareholders of the Company). At December 31, 2004 accrued interest on this note totaled $5. During February 2005 the Company received payment in full on this note.

        Christopher Clemente's mother-in-law, Janice Schar, and Gary Martin each invested $100 as minority shareholders in one of our subsidiaries, respectively, and Judah and Deborah Labovitz, the parents of Bruce Labovitz, loaned approximately $300 to another of our subsidiaries. During the first quarter 2005 the Company repurchased the minority shareholders interests referenced above for a approximate purchase price of $136. In April 2005 the Company paid the $300 loan in full.

        During 2003, the Predecessor entered into agreements with I-Connect, L.C., a company in which Investors Management, LLC holds a 25% interest, for information technology consulting services and the right to use certain customized enterprise software developed with input from the Company. The intellectual property rights associated with the software solution that was developed by I-Connect along with any improvements made thereto by the Company remained the property of I-Connect. During the three months ended March 31, 2005 and 2004, the Predecessor paid $105 and $112, respectively, to I-Connect. Also, in March 2003, the Predecessor entered into a space sharing agreement with I-Connect, L.C. to occupy and use 3,342 square feet of office space subleased by I-Connect, L.C. from a third party in Reston, Virginia. The Predecessor paid $0 and $4, respectively, under this agreement for the three months ended March 31, 2005 and 2004. On June 24, 2003, the I-Connect, L.C. sublease was assigned to Comstock Partners, L.C. (as landlord). The space sharing agreement with I-Connect ended on September 30, 2004.

        During the three months ended March 31, 2005 and 2004, the Predecessor received revenue of approximately $0 and $737, respectively, by providing administrative and sales support to Comstock Service Corp., Inc., a related party owned by Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub.

        For the three months ended March 31, 2005 and 2004, the Predecessor received revenue of approximately $215 and $371, respectively, by providing administrative and sales support to other related parties in which Christopher Clemente, Gregory Benson, Jim Keena, Lawrence Golub and Christopher Clemente's father-in-law, Dwight Schar, are shareholders.

        In October 2004, the Predecessor entered into an agreement with Comstock Asset Management Inc. to provide management services for a fee of $20 a month. For the three months ended March 31, 2005 the Company recorded $60 in revenue. At March 31, 2005 and December 31, 2004 the Predecessor recorded a receivable for $0 and $60, respectively, from this entity. In addition, the Company in November 2004, entered into an agreement with Comstock Asset Management to sell certain retail condominium units at Potomac Yard for a total purchase price of $14,500. In connection with this sale, the Company received a deposit of $8,000 upon execution of this agreement.

        During the three months ended March 31, 2005 and 2004, the Company provided bookkeeping services to related party entities at no charge.

        In August 2004, the Predecessor entered into a $2,400 promissory note agreement with Belmont Models I, L.C., an affiliate managed by Investors Management. The note bears an interest rate of 12%, which is payable monthly and matures in July 2005. In March 2004, the Company sold four condominium units to Belmont Models I, L.C. under a sale and leaseback arrangement. The four condominium units were delivered for a total purchase price of $2,000 and leased back at a rate of $20 per month. The Company expects the lease to continue for a period of twenty-four months. As a result of the deliveries, the promissory note was reduced by the total purchase price. For the three months ended March 31, 2005 and year ended December 31, 2004 the Predecessor owed $473 and $2,400, respectively. Accrued interest on this note totaled $23, $0 and $49, respectively, as of three months ended March 31, 2005 and 2004 and year ended December 31, 2004.

        During three months ended March 31, 2005 and 2004 the Predecessor entered into sales contracts to sell homes to certain employees of the Company. The Company, in order to attract, retain, and motivate employees maintains a home ownership benefit program. Under the home ownership benefits, an employee receives certain cost benefits provided by us when purchasing a home or having one built by us. Sales of homes to employees for investment purposes are conducted at market prices.

        You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling stockholders are not making an offer to these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operation and prospects may have changed since that date.

        Until                , 2005, all dealers that buy, sell or trade the Class A common stock may be required to deliver a prospectus regardless of whether they are participating in this offering. This is in addition to a dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

2,905,000 Shares

Comstock Homebuilding Companies, Inc.

Class A Common Stock

Prospectus

                    , 2005

Banc of America Securities LLC

BB&T Capital Markets

Robert W. Baird & Co.

Ferris, Baker Watts
Incorporated

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Class A common stock offered in this registration statement are as follows:

Securities and Exchange Commission registration fee	$9,323
NASD filing fee	8,587
Printing and engraving expenses	141,090
Legal fees and expenses	300,000
Accounting fees and expenses	100,000
Blue sky fees and expenses (including legal fees)	0
Transfer agent and registrar fees and expenses	1,000
Miscellaneous	140,000

Total	$700,000

        All expenses are estimated except for the SEC registration fee and the NASD filing fee.

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Comstock may and, in certain cases, must be indemnified by Comstock against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Comstock. This indemnification does not apply, (i) in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to Comstock, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, (ii) in a non-derivative action, to any criminal proceeding in which such person had no reasonable cause to believe his conduct was unlawful.

        Article VI of Comstock's certificate of incorporation provides that no director of Comstock shall be liable to Comstock or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

        Article VII of Comstock's certificate of incorporation also provides that Comstock shall indemnify to the fullest extent permitted by Delaware law any and all of its directors and officers, or former directors and officers, or any person who may have served at Comstock's request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

        Reference is made to Section 8(b) of the underwriting agreement to be filed as Exhibit 1.1 hereto, pursuant to which the underwriters have agreed to indemnify officers and directors of Comstock against certain liabilities under the Securities Act.

        Comstock may enter into indemnification agreements with each director and certain officers of Comstock, a form of which is incorporated by reference in Exhibit 10.10 to this registration statement. Pursuant to such agreements, Comstock may be obligated, to the extent permitted by applicable law, to indemnify such directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of Comstock or assumed certain responsibilities at the direction of Comstock. Comstock also intends to purchase directors and officers liability insurance in order to limit its exposure to liability for indemnification of directors and officers.

Item 15. Recent Sales of Unregistered Securities

  Certain Sales of Securities

        Except as set forth below, in the three years preceding the filing of this registration statement, the registrant has not issued any securities that were not registered under the Securities Act.

        In May 2004, upon the incorporation of the registrant, the registrant issued an aggregate of 10,000 shares of common stock to Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub in exchange for an aggregate of $100.

        In December 2004, in connection with the consolidation and merger of the registrant's former holding companies into the registrant immediately prior to the registrant's initial public offering, the registrant issued an aggregate of 4,333,167 shares of Class A Common Stock to Messrs. Clemente, Benson, Keena and Golub and an aggregate of 2,733,500 shares of Class B Common Stock to Messrs. Clemente and Benson.

        The foregoing sales of securities were made in reliance upon the exemption from the registration provisions of the Securities Act provided for by Section 4(2) thereof for transactions not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)   Exhibits.

Exhibit Number	Exhibit
1.1*	Form of Underwriting Agreement.
3.1(1)	Amended and Restated Certificate of Incorporation.
3.2(1)	Amended and Restated Bylaws.
5.1*	Opinion of Greenberg Traurig, LLP.
4.1(2)	Specimen Stock Certificate.
10.1(2)	Lease Agreement, dated as of April 30, 2002, with Comstock Partners, L.C.
10.2(2)	Lease Agreement, dated as of January 31, 2004, with Comstock Partners, L.C.
10.3(2)	Agreement of Sublease, dated as of October 1, 2004, with Comstock Asset Management, L.C.
10.4(2)	Loan Agreement, dated December 17, 1997, as amended, with Bank of America, N.A.
10.5(2)	Partial Assignment of Note, dated December 15, 2003, with Kasprowicz Family, LLC.
10.6(2)	Promissory Note, dated April 30, 2004, with Kasprowicz Family, LLC.

10.7(2)	Disbursement and Construction Loan Agreement and Disbursement and Development Loan Agreement, each dated October 10, 2002 and as amended, with Branch Banking and Trust Company of Virginia.
10.8(2)	Disbursement and Construction Loan Agreement and Acquisition, Disbursement and Development Loan Agreement, each dated July 25, 2003, with Branch Banking and Trust Company of Virginia.
10.9(2)	Purchase Money Deed of Trust and Security Agreement, dated December 15, 2003, with Crescent Potomac Yard Development, LLC.
10.10(1)	Loan Agreement, dated January 25, 2005, with Corus Bank, N.A.
10.11(1)	Completion Guaranty, dated January 25, 2005 in favor of Corus Bank, N.A.
10.12(1)	Carve-Out Guaranty, dated January 25, 2005, in favor of Corus Bank, N.A.
10.13(2)	Form of Indemnification Agreement.
10.14(2)
Form of Promissory Note issued to each of Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub by each of Comstock Holding Company, Inc., Comstock Homes, Inc., Sunset Investment Corp., Inc. and Comstock Service Corp., Inc.
10.15(2)
Form of Tax Indemnification Agreement entered into by each of Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub with each of Comstock Holding Company, Inc., Comstock Homes, Inc., Sunset Investment Corp., Inc. and Comstock Service Corp., Inc.
10.16(2)	2004 Long-Term Incentive Compensation Plan.
10.17(2)	Form of Stock Option Agreement under the 2004 Long-Term Incentive Compensation Plan.
10.18(1)	Form of Restricted Stock Grant Agreement under the 2004 Long-Term Incentive Compensation Plan.
10.19(2)	Employee Stock Purchase Plan.
10.20(2)	Purchase and Sale Agreement, dated as of April 25, 2003, as amended, with Crescent Potomac Yard Development, LLC.
10.21(1)	Purchase and Sale Agreement, dated as of November 9, 2004, as amended, with Fair Oaks Penderbrook Apartments L.L.C.
10.22(1)	Real Estate Purchase Contract, dated as of February 4, 2005, with Westwick Apartments LLC.
10.23(1)	Services Agreement, dated March 4, 2005, with Comstock Asset Management, L.C.
10.24(2)	Employment Agreement with Christopher Clemente.
10.25(2)	Employment Agreement with Gregory V. Benson.
10.26(2)	Employment Agreement with Bruce J. Labovitz.
10.27(2)	Confidentiality and Non-Competition Agreement with Christopher Clemente.
10.28(2)	Confidentiality and Non-Competition Agreement with Gregory V. Benson.
10.29(2)	Confidentiality and Non-Competition Agreement with Bruce J. Labovitz.
10.30(1)	Description of Agreement with William Bensten.
10.31(1)	Description of Agreement with David Howell.
10.32(2)	Trademark License Agreement.

14.1(1)	Code of Ethics.
21.1**	List of subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (previously included in the signature page to this registration statement).

*
To be filed by an amendment.

**
Previously filed.

(1)
Incorporated by reference to an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Commission on March 31, 2005.

(2)
Incorporated by reference to an exhibit to the Registrant's Registration Statement on Form S-1, as amended, initially filed with the Commission on August 13, 2004 (No. 333-118193).

(b)   Financial Statement Schedules

        All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Reston, Virginia on June 2, 2005.

COMSTOCK HOMEBUILDING COMPANIES, INC.
By:	/s/ CHRISTOPHER CLEMENTE Christopher Clemente Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ CHRISTOPHER CLEMENTE Christopher Clemente	Chief Executive Officer (Principal Executive Officer)	June 2, 2005
/s/ BRUCE LABOVITZ Bruce Labovitz	Chief Financial Officer (Principal Financial Officer)	June 2, 2005
/s/ JASON PARIKH Jason Parikh	Chief Accounting Officer (Principal Accounting Officer)	June 2, 2005
/s/ GREGORY BENSON Gregory Benson	President and Chief Operating Officer, Director	June 2, 2005
/s/ BRUCE LABOVITZ * A. Clayton Perfall	Director	June 2, 2005
/s/ BRUCE LABOVITZ * James A. MacCutcheon	Director	June 2, 2005
/s/ BRUCE LABOVITZ * David M. Guernsey	Director	June 2, 2005
/s/ BRUCE LABOVITZ * Gary L. Martin	Director	June 2, 2005
Robert P. Pincus	Director
Socrates Verses	Director
*
Pursuant to a power of attorney

EXHIBIT INDEX

Exhibit Number	Exhibit
1.1*	Form of Underwriting Agreement.
3.1(1)	Amended and Restated Certificate of Incorporation.
3.2(1)	Amended and Restated Bylaws.
5.1*	Opinion of Greenberg Traurig, LLP.
4.1(2)	Specimen Stock Certificate.
10.1(2)	Lease Agreement, dated as of April 30, 2002, with Comstock Partners, L.C.
10.2(2)	Lease Agreement, dated as of January 31, 2004, with Comstock Partners, L.C.
10.3(2)	Agreement of Sublease, dated as of October 1, 2004, with Comstock Asset Management, L.C.
10.4(2)	Loan Agreement, dated December 17, 1997, as amended, with Bank of America, N.A.
10.5(2)	Partial Assignment of Note, dated December 15, 2003, with Kasprowicz Family, LLC.
10.6(2)	Promissory Note, dated April 30, 2004, with Kasprowicz Family, LLC.
10.7(2)	Disbursement and Construction Loan Agreement and Disbursement and Development Loan Agreement, each dated October 10, 2002 and as amended, with Branch Banking and Trust Company of Virginia.
10.8(2)	Disbursement and Construction Loan Agreement and Acquisition, Disbursement and Development Loan Agreement, each dated July 25, 2003, with Branch Banking and Trust Company of Virginia.
10.9(2)	Purchase Money Deed of Trust and Security Agreement, dated December 15, 2003, with Crescent Potomac Yard Development, LLC.
10.10(1)	Loan Agreement, dated January 25, 2005, with Corus Bank, N.A.
10.11(1)	Completion Guaranty, dated January 25, 2005 in favor of Corus Bank, N.A.
10.12(1)	Carve-Out Guaranty, dated January 25, 2005, in favor of Corus Bank, N.A.
10.13(2)	Form of Indemnification Agreement.
10.14(2)
Form of Promissory Note issued to each of Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub by each of Comstock Holding Company, Inc., Comstock Homes, Inc., Sunset Investment Corp., Inc. and Comstock Service Corp., Inc.
10.15(2)
Form of Tax Indemnification Agreement entered into by each of Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub with each of Comstock Holding Company, Inc., Comstock Homes, Inc., Sunset Investment Corp., Inc. and Comstock Service Corp., Inc.
10.16(2)	2004 Long-Term Incentive Compensation Plan.
10.17(2)	Form of Stock Option Agreement under the 2004 Long-Term Incentive Compensation Plan.
10.18(1)	Form of Restricted Stock Grant Agreement under the 2004 Long-Term Incentive Compensation Plan.
10.19(2)	Employee Stock Purchase Plan.
10.20(2)	Purchase and Sale Agreement, dated as of April 25, 2003, as amended, with Crescent Potomac Yard Development, LLC.

10.21(1)	Purchase and Sale Agreement, dated as of November 9, 2004, as amended, with Fair Oaks Penderbrook Apartments L.L.C.
10.22(1)	Real Estate Purchase Contract, dated as of February 4, 2005, with Westwick Apartments LLC.
10.23(1)	Services Agreement, dated March 4, 2005, with Comstock Asset Management, L.C.
10.24(2)	Employment Agreement with Christopher Clemente.
10.25(2)	Employment Agreement with Gregory V. Benson.
10.26(2)	Employment Agreement with Bruce J. Labovitz.
10.27(2)	Confidentiality and Non-Competition Agreement with Christopher Clemente.
10.28(2)	Confidentiality and Non-Competition Agreement with Gregory V. Benson.
10.29(2)	Confidentiality and Non-Competition Agreement with Bruce J. Labovitz.
10.30(1)	Description of Agreement with William Bensten.
10.31(1)	Description of Agreement with David Howell.
10.32(2)	Trademark License Agreement.
14.1(1)	Code of Ethics.
21.1**	List of subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (previously included in the signature page to this registration statement).

*
To be filed by an amendment.

**
Previously filed.

(1)
Incorporated by reference to an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Commission on March 31, 2005.

(2)
Incorporated by reference to an exhibit to the Registrant's Registration Statement on Form S-1, as amended, initially filed with the Commission on August 13, 2004 (No. 333-118193).

QuickLinks

Our Business
Our Markets
Our Growth Strategy
Our Company
Summary Compensation Table
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES CONSOLIDATED AND COMBINED BALANCE SHEETS (Amounts in thousands, except share data)
COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS (Amounts in thousands, except share data)
COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES CONSOLIDATED AND COMBINED STATEMENT OF CASH FLOWS (Amounts in thousands, except share data)
COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Amounts in thousands, unless otherwise indicated)
COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES
COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES UNAUDITED CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except share data)
COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS (Amounts in thousands, except share data)
COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (Amounts in thousands, except share data)
COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts in thousands, except share data)
TABLE OF CONTENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX